Filed pursuant to Rule 253(g)(2)

File No. 024-12501

OFFERING CIRCULAR

SUPPLEMENT NO. 5

DATED: FEBRUARY 28, 2025

PACASO INC.

18 E 4th Street, Suite 902, Cincinnati, OH 45202

Registrant’s telephone number, including area code: 844-272-2276

www.invest.pacaso.com

Pacaso Inc. (herein referred to as “we,” “us,” “our,” “Pacaso,” and the “Company”) is offering up to $72,375,000 in shares of our non-voting Class D common stock (the “Shares”). The Company will also charge investors a fee (“Investor Processing Fee”) of 3.5% of their investment amounts, for up to $2,625,000 in Investor Processing Fees. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all. For more information on the securities offered hereby, please see the item titled “Securities Being Offered” on page 66.

The purpose of this Supplement to our Offering Circular is to increase the price per Share offered from $2.70 to $2.80. The Company is currently offering up to 21,693,377 Shares at $2.80 per Share, for up to a remaining $60,741,455.60 in proceeds from the sale of Shares and $2,125,950.95 in Investor Processing Fees. The minimum amount of Shares that may be purchased by any investor is $1,002.40, making the total minimum investment with the Investor Processing Fee included $1,037.48.

The Company has authorized 150,000,000 shares of Class A Common Stock, 120,000,000 shares Class B Common Stock, 31,508,762 shares of Class C Common Stock, 28,957,528 shares of Class D Common Stock, and 99,395,105 shares of Preferred Stock (“Preferred Stock”). Each share of Class A common stock is entitled to 10 votes, each share of Class C common stock is entitled to one vote, and each share of Class B and Class D common stock is non-voting and not entitled to vote on any Company matter. The voting rights for each series of Preferred Stock are contained in the designation for such series. Only Class D common stock is being offered through this Offering Circular.

There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold. All investor funds will be held in a segregated Company account until the investor’s subscription is accepted by the Company, at which time such funds will become available for the Company’s use. We will conduct separate closings, with closings being conducted on a rolling basis. Closings will occur promptly after receiving investor funds, but no less frequently than every 30 days.

The sale of Shares will commence within two calendar days from when the Offering Circular, as amended, is qualified by the SEC. The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

Price of Common Stock	Price to Public	Underwriting Discount and Commissions [1]	Proceeds to Issuer [2]	Proceeds to Other Persons
Per Share(3)	$2.80	$0.0980	$2.7020	$0.00
Investor Processing Fee(3)	$.0980	$0.0034	$0.0946	$0.00
Total Maximum(4)	$75,000,000	$3,310,000	$71,690,000	$0.00

(1)	The Company has engaged DealMaker Securities, LLC, a FINRA/SIPC registered broker-dealer (“DealMaker” or “Broker”) and its affiliates, to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Our Broker and its affiliates will receive a one-time advance for accountable expenses of $65,000. Once the offering commences, we will pay accountable expenses of $2,000 per month not to exceed $24,000 for branding and marketing services, as well as $10,000 per month for monthly account management fees while the offering is live. None of these expenses and fees are reflected in the table above. The Broker will also receive up to 3.5% of the amount raised from the sale of Shares in this offering. Notwithstanding the foregoing, the fees due to Broker and its affiliates will not exceed $3,310,000 if we raise the maximum offering amount. Please see “Plan of Distribution” for additional information.

(2)	The Company will incur expenses relating to this offering, in addition to fees payable to the Broker, that are not reflected in the above table.

(3)

Each investor will be required to pay an Investor Processing Fee to the Company at the time of subscription to help offset transaction costs equal to 3.5% of the subscription price per Share. No Shares will be issued in consideration for the Investor Processing Fee. The Broker and its affiliates will receive compensation on this fee. The Investor Processing Fee will be counted towards the maximum offering amount and the individual investor limitations for non-accredited investors. The Investor Processing Fee will be rounded to the nearest whole dollar. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all. See “Plan of Distribution” for more details.

(4)	Total proceeds to be raised by the Company include up to $72,375,000 from the sale of Shares and up to $2,625,000 in Investor Processing Fees to the Company.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our common stock is not now listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities.

This offering is being made pursuant to Tier 2 of Regulation A (Regulation A Plus), following the Form 1-A Offering Circular disclosure format.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” on Page 4.

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SUMMARY INFORMATION

This summary highlights some of the information in this Offering Circular. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire Offering Circular, including the section entitled “Risk Factors” and the exhibits, before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” “Pacaso” and the “Company” refer to Pacaso Inc. together with its subsidiaries. In instances where we refer emphatically to “Pacaso Inc.” or where we refer to a specific subsidiary of ours by name, we are referring only to that specific legal entity. “Offering Statement” refers to the Company’s Form 1-A, including Part I, Part II and Part III, filed with the SEC and amended from time to time. “Offering Circular” refers to this Offering Circular comprising Part II of the Offering Statement.

The Company

The Company was incorporated in 2020 under the laws of the State of Delaware. Rights of our stockholders are governed by the Delaware General Corporation Law, or the DGCL, our Certificate of Incorporation, as amended (“Restated Certificate”) and our bylaws.

Pacaso is a technology-enabled real estate marketplace that modernizes real estate co-ownership to make buying, owning, and selling a vacation home possible and enjoyable for more people. Pacaso curates luxury listings with premium amenities and high-end contemporary interior design, offers integrated services to facilitate owner financing, and, after purchase, professionally manages the home and supports seamless resale.

Pacaso operates nationwide across the US and in international destinations including Cabo San Lucas, Paris, and London. The Company has transacted approximately $1 billion of gross real estate value and associated service fees, and boasts nearly 100,000 stay nights booked by our owners and a 4.5/5 rating on Trustpilot.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements should we register our securities with the SEC after this offering.

Our corporate address is 18 E 4th Street, Suite 902, Cincinnati, OH 45202, and our telephone number is 844-272-2276.

Dividends

We have not paid any dividends to date and do not intend to declare dividends in the near future.

Capitalization

The Company has authorized 301,508,762 shares of Class A, B, and C common stock, and will authorize 28,957,528 shares of Class D common stock. Following this offering, the Company will have 28,957,528 Class D Shares outstanding, assuming all offered Shares are sold. The Company has also authorized 99,395,105 shares of Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-2 Preferred Stock. Each share of Class A common stock is entitled to 10 votes, each share of Class C common stock is entitled to one vote, and each share of Class B and Class D common stock is non-voting and not entitled to vote on any Company matter. The voting rights for each series of Preferred Stock are contained in the designation for such series.

Use of Proceeds

In general, the Company will use net proceeds from the offering for investments, operations, and offering expenses. See “Use of Proceeds” for more detail.

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Risks

You should carefully read the section titled “Risk Factors” and the other information included in this Offering Circular for a discussion of facts that you should consider before deciding to invest in our Shares.

The Offering

The Company is offering up to $72,375,000 in shares of our non-voting Class D common stock plus an Investor Processing Fee of 3.5%, for up to $2,625,000 in Investor Processing Fees and a total potential aggregate raise amount of $75,000,000. From this amount, as of the date of this Offering Circular, the Company currently has available and is offering up to 25,238,704 Shares at $2.80 per Share, for up to a remaining $68,144,500.80 in proceeds from the sale of Shares and $2,477,807.58 in Investor Processing Fees. The minimum amount of Shares that may be purchased by any investor is $1,002.40, making the total minimum investment with the Investor Processing Fee included $1,037.48.

The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all. There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold. We will conduct separate closings, with closings being conducted on a rolling basis promptly after receiving investor funds.

The sale of Shares will commence within two calendar days from when the Offering Circular, as amended, is first qualified by the SEC. The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

We have engaged DealMaker Securities LLC to act as the Broker of record in connection with this Offering, but not for underwriting or placement agent services. We have also engaged affiliates of Broker to provide other services relating to this offering. The maximum fees payable to Broker and its affiliates are $3,310,000.

In order to subscribe to purchase the shares, a prospective investor must visit our investor portal at www.invest.pacaso.com and complete a subscription agreement and send payment by wire transfer, ACH, or credit card, in accordance with the instructions provided within the portal. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act, which states that in Regulation A offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by an investor who is a natural person for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth, unless the purchaser is an accredited investor. In the case of an investor who is not a natural person, revenues or net assets for the investors’ most recently completed fiscal year are used instead. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

ABOUT THIS CIRCULAR

We have prepared this Offering Circular to be filed with the SEC for our offering of securities. The Offer Statement of which this Offering Circular is a part includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.

You should rely only on the information contained in this Offering Circular and exhibits. We have not authorized any person to provide you with any information different from that contained in this Offering Circular. The information contained in this Offering Circular is complete and accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or sale of our Shares. This Offering Circular contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. All documents and agreements relating to this offering, if readily available to us, will be made available to a prospective investor or its representatives upon request. Numbers in this Offering Statement may be rounded to the nearest 100th decimal point.

INDUSTRY AND MARKET DATA

The industry and market data used throughout this Offering Circular have been obtained from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. We believe that each of these studies and publications is reliable. We have not engaged any person or entity to provide us with industry or market data.

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TAX CONSIDERATIONS

No information contained herein, nor in any prior, contemporaneous or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be “written advice,” as defined in Circular 230 published by the U.S. Treasury Department

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this Offering Circular before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This Offering Circular also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Offering Circular. In addition to the other information provided in this Offering Circular, you should carefully consider the following risk factors in evaluating our business and before purchasing any of our common stock. Material risks identified by the Company are discussed in this section; however, discussion may not include all risks applicable to an investment in Shares to the extent such risks have not been contemplated by the Company.

Risks Related to this Offering and our Common Stock

There is no current market for any shares of the Company’s securities.

You should be prepared to hold this investment indefinitely. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment or be able to pledge their shares as collateral.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may at some point have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company or cryptocurrency exchange service and interest charged on unpaid card balances (which can reach over 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

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We may need additional capital, which may be on terms more or less favorable than those offered in this offering.

We may require additional capital and may require additional cash resources due to changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or incur debt. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, or that the terms provided won’t be more or less favorable than those hereby offered.

Because our management will have broad discretion and flexibility in how the net proceeds from this offering are used, we may use the net proceeds in ways in which you disagree.

The intended use of proceeds from this offering is more particularly described in the Section titled “Use of Proceeds;” however, such description is not binding and the actual use of proceeds may differ from the description contained therein. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The offering price of our Shares from the Company has been arbitrarily determined.

Our management has determined the Shares offered by the Company. The price of the Shares we are offering was arbitrarily determined based upon the illiquidity and volatility of our common stock, our current financial condition and the prospects for our future cash flows and earnings, and market and economic conditions at the time of the offering. The offering price for the common stock sold in this offering may be more or less than the fair market value for our common stock.

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The best efforts structure of this offering may yield insufficient gross proceeds to fully execute our business plan.

Shares are being offered on a best efforts basis. We are not required to sell any specific number or dollar amount of common stock, but will use our best efforts to sell the Shares offered by us. As a “best efforts” offering, there can be no assurance that the offering contemplated by this Offering Circular will result in any proceeds being made available to us.

We may not register or qualify our securities with any state agency pursuant to blue sky regulations.

The holders of our shares of common stock and persons who desire to purchase them in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. We currently do not intend to and may not be able to qualify securities for resale in states which require shares to be qualified before they can be resold by our shareholders.

We may experience investment delays.

There may be a delay between the time an investor’s subscription is accepted by the Company and the time the proceeds of this offering are deployed. During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will not yield a return as high as if deployed in our operations.

Shares are being offered under an offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Tier 2 of Regulation A under the Securities Act. Unless the sale of Shares should qualify for such exemption the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company’s conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company’s basis for such exemptions.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”), and none of our management will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Investment Advisers Act”). Thus, the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We have taken the position that our investments are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and therefore our assets will comprise of less than 40% investment securities under the Investment Company Act and our management will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or our management were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company or cause us to cease operations as currently contemplated.

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There are deficiencies with our internal controls that require improvements.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. In connection with the preparation of the audited consolidated financial statements for the years ended December 31, 2023 and 2022, we identified material weaknesses in our internal controls over financial reporting. Specifically, these weaknesses related to having an insufficient number of personnel with an appropriate degree of technical accounting and internal controls knowledge, experience and training to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements, which resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives.

Any new controls that we develop may be inadequate because of changes in conditions in our business. Further, additional weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations, and may result in a restatement of our financial statements for prior periods.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight.

Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Ineffective disclosure controls and procedures and a lack of internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

We do not anticipate paying any cash dividends.

We presently do not anticipate that we will pay any dividends on any of our common stock in the foreseeable future. The payment of dividends, if any, would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors (the “Board”). We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends in the foreseeable future.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 (“ERISA”) provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is “significant” if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments of 25% or more of the value of any class of equity interest. If repurchases of shares reach 25%, we may repurchase shares of benefit plan investors without their consent until we are under such 25% limit. See the section of this offering circular captioned “ERISA Considerations” for additional information regarding the Plan Assets Regulation.

There is no market for our Class D common stock. An active market may not develop or be sustainable, and investors may be unable to resell their Shares at or above the initial public offering price.

There is no public market for our Class D common stock prior to this offering. An active or liquid market in our Class D common stock may not develop or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class D common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Class D common stock will trade if it ever does trade.

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We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our investors receive less information.

We are required to report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

We also may elect to become a public reporting company under the Exchange Act. If we elect or are required to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not “accredited investors.” To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Series of Interests exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register our Shares with the Commission under the Exchange Act. If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a financial burden on the Company and a time burden on our management.

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The multi-class structure of our common stock will have the effect of concentrating voting control with our Co-Founders, which will limit your ability to influence the outcome of important decisions.

Our Class B common stock has 0 votes per share; our class C common stock has 1 vote per share, and our Class A common stock has 10 votes per share. Our Co-Founders, Austin Allison and Spencer Rascoff, will beneficially own approximately 91% of the voting power of our outstanding capital stock immediately following this offering. As a result, Messrs. Allison and Rascoff will have the ability to control the outcome of matters requiring common stockholder approval, including the election of certain directors and approval of certain significant corporate transactions. This concentration of voting control will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. The voting control of the Co-Founders is limited, though, by certain protective provisions of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock set forth in the Company’s current Amended and Restated Certificate of Incorporation. These protective provisions require the approval of certain Preferred stockholders for certain significant corporate actions, even if approved by the holders of common stock. As board members, Messrs. Allison and Rascoff owe a fiduciary duty to our stockholders and are legally obligated to act in good faith and in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, Messrs. Allison and Rascoff are entitled to vote their shares in their own interests, which may not always be in the interests of our stockholders generally. Our Co-Founders’ control may adversely affect the market price of our Class D common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class D common stock.

There are provisions in our Restated Certificate and bylaws, as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders. Such provisions include:

●	our amended and restated certificate of incorporation will provide for a multi-class stock structure, which will provide our Co-Founders, Austin Allison and Spencer Rascoff, with significant influence over matters requiring common stockholder approval, including the election of certain directors and certain corporate transactions (limited, though, by certain protective provisions of the Company’s preferred stock);

●	our amended and restated certificate will require approval of certain preferred stockholders voting as a separate class for certain corporate actions including (i) any amendment to the Restated Certificate that alters the voting, conversion or other rights, powers, preferences, privileges or restrictions of the preferred stock, (ii) reclassification of the preferred stock into shares having rights as to dividends or liquidation that are senior to that of the preferred stock, (iii) an increase or decrease to the number of directors, (iv) issuance of shares of any class or series of capital stock that are senior to the preferred stock, and (v) any sale of the Company, IPO, direct listing or SPAC transaction;

●	for so long as shares of capital stock remain outstanding, our stockholders will be able to take action by written consent;

●	a special meeting of our stockholders may only be called by any director, our chief executive officer or by stockholders holding at least 10% of the voting power of the Company;

●	our Restated Certificate will not provide for cumulative voting;

●	certain litigation against us can only be brought in Delaware; and

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

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In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our Class D common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our Class D common stock in an acquisition.

Our management team has limited experience managing a publicly reporting company.

Most members of our management team have limited experience managing a publicly reporting company, interacting with public investors, and complying with the increasingly complex laws pertaining to Regulation A reporting companies. Our management team may not successfully or efficiently manage our transition to being a publicly reporting company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to our Business

We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our Company was incorporated under the laws of the State of Delaware in 2020, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future or ever. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We depend heavily on our officers and key employees, and turnover of such personnel could harm our business.

Our business and results of operations depend in significant part upon our executives. If we lose their services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled personnel to replace employees as needed, our business could suffer.

Timing of revenue recognition and gain from real estate investments may cause volatility in our results of operations.

Our business acquires homes and sells co-ownership interests in the real estate through special purpose holding entities in the form of limited liability companies (“Holding SPE” or “SPE”). Until the Company can deconsolidate the Holding SPE, which timing can vary depending on a number of factors, no revenue recognition can occur which may cause volatility in our revenue and results of operations. Upon deconsolidation of each Holding SPE, the Company accounts for remaining membership interest as equity method investments and the sale of such membership interests in equity method investments are recognized as net gains on sale of real estate investments. See Note 2 in our Notes to Consolidated Financial Statements.

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We may change our investment strategy without stockholder consent, which may result in riskier investments than our current investments.

We may change our investment strategy and guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this Offering Circular. A change in our investment strategy or guidelines may increase our exposure to real estate market fluctuations.

We expect to face competition, often from companies with greater resources and experience than we have.

We will face competition in acquiring single family real estate. Many of these competitors and potential competitors have substantially greater financial, technological and managerial resources and experience than we have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

Current global financial conditions have been characterized by increased volatility which could negatively impact our business, prospects, liquidity and financial condition.

Current global financial conditions and recent market events have been characterized by increased volatility and the resulting tightening of the credit and capital markets has reduced the amount of available liquidity and overall economic activity. We cannot guarantee that debt or equity financing, the ability to borrow funds or cash generated by loans will be available or sufficient to meet or satisfy our initiatives, objectives or requirements, nor can we guarantee that we will have access to efficient or effective financing structures.

Additionally, the current interest rate environment poses risks to our business operations, particularly in terms of financing services we can offer to buyers. Elevated interest rates increase the cost of borrowing, and may deter buyers from purchasing Pacaso homes.

We intend to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.

As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, financial, accounting, legal, and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth, if any, and successfully growing our company.

If we fail to comply with government laws and regulations it could have a materially adverse effect on our business.

We may be subject to federal, state and local laws and regulations that are extremely complex.

Some jurisdictions may not honor or may challenge our structure or may impose certain obligations, limitations or other terms in our operations or agreements with our customers. For example, we have been subject to a number of legal actions challenging or questioning our structure as prohibited timeshares, vacation rentals, or sale of securities. Further, while we have determined generally that the sale of Pacaso homes to our customers does not constitute an offering of securities in the underlying Holding SPE for such home, it is possible that federal, state and/or foreign regulators could consider the sale of interests in our homes as the sale of securities in the underlying Holding SPE. In such cases, we could be sanctioned for past sales in such jurisdictions (including enforcement actions, disgorgement, and civil penalties) and would have to comply with applicable securities laws for future sales in such jurisdictions. If we were required to comply with securities registration or exemption regulations in the sale of interests in the Holding SPEs, it could significantly impact the timing and cost of sales for our homes, which could have a material negative impact on our operations and profitability.

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We will exercise care in structuring our operations to comply in all material respects with applicable laws to the extent possible. The laws, rules and regulations applicable to our operations are complex and subject to interpretation. In the event of a determination that we are in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance however that we will not be found in noncompliance in any particular situation.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of key personnel, risks posed by natural disasters, and risks of lawsuits from our employees. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

We may be materially negatively impacted if any customer files bankruptcy.

Upon discharge of Chapter 7 bankruptcy, a borrower will no longer be held personally liable for payments due to the Company, including from the sale of interests in a property, unless the borrower reaffirms the debt while in bankruptcy. However, in any case, the Company will retain the right to foreclose on the collateral, if any, granted to the Company.

We may experience general risks of real estate purchase, holding and sale.

Such factors might include, but are not limited to any or all of the following; changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing property, local economic factors which could result in the reduction of the fair market value of a property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required permits or entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits or entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities, inflation or deflation, inability to control future operating costs, the availability and costs of borrowed funds, the general level of real estate values, residential patterns and uses, the general suitability of a property to its market area, governmental rules and fiscal policies, and other factors beyond the control of the Company.

The value of any real estate asset will fluctuate with general and local economic conditions.

Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, declining real estate values, or the public perception that any of these events may occur, can result in reductions in the underlying value of any real estate or the demand for such assets.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company’s investors.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

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We may not have control over costs arising from rehabilitation of properties.

We may elect to invest in properties which may require rehabilitation. Consequently, we may retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor’s ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor’s ability to build in conformity with plans and specification.

The consideration paid for our properties may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the properties may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a property or its appraised value will be a fair price. As a result, our investments in our properties may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

We may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning and operating the properties subjects the Company to the risk of lawsuits. We are currently subject to several lawsuits as detailed below. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time consuming. Our Company may not be successful in the defense or prosecution of any lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceedings, and our management may be delayed or prevented from implementing the business plan of the Company.

Title insurance may not cover all title defects.

We will acquire title insurance on each property, but it is possible that uninsured title defects could arise in the future, which the Company may have to defend or otherwise resolve, the cost of which may impact the profitability of each property and/or the Company as a whole.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the properties. It is possible, however, that we will not discover certain material facts about a property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such property may not yet have been discovered.

Financial projections may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as “believes,” “anticipates,” “plans,” “may,” “hopes,” “can,” “will,” “expects,” “is designed to,” “with the intent,” “potential” and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

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Such statements are based on our management’s current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands. Some of our secured credit facilities, however, are not fully committed, meaning the applicable lender may not be obligated to advance new loan funds if they choose not to do so. Our ability to obtain and maintain access to these or similar kinds of credit facilities is significant for us to operate the business.

We may be unable to attract buyers in a cost-effective manner.

Our website and mobile application are our primary channels for meeting potential buyers. Accordingly, our success depends on our ability to attract potential buyers to our website and mobile application in a cost-effective manner. To attract potential buyers, we rely heavily on traffic generated from search engines and downloads of our mobile application from mobile application stores. We also rely on marketing methods such as targeted email campaigns, paid search advertising, social media marketing and traditional media, including TV, radio and billboards. Additionally, we rely on listing portals to display our listings and we use various listing services, such as Multiple Listing Services (“The MLS”) to source the listings we display on our website.

The number of visitors to our website and downloads of our mobile application depend in large part on how and where our website and mobile application rank in Internet search results and mobile application stores, respectively. While we use search engine optimization to help our website rank highly in search results, maintaining or improving our search result rankings is not within our control. Internet search engines frequently update and change their ranking algorithms, referral methodologies, or design layouts, which determine the placement and display of a user’s search results. In some instances, Internet search engines may change these rankings, which may have the effect of promoting their own competing services or the services of one or more of our competitors. Similarly, mobile application stores can change how they display searches and how mobile applications are featured. For instance, editors at the Apple App Store can feature prominently editor-curated mobile applications and cause the mobile application to appear larger than other applications or more visibly on a featured list.

Additionally, our marketing efforts may fail to attract the desired number of buyers for a variety of reasons, including the possibility that our advertisements may be ineffective or new third-party email delivery policies may make it more difficult for us to execute targeted email campaigns. Our marketing efforts may also fail to attract the desired number of buyers due to the variety of other opportunities available to them.

If we are not able to aggregate enough demand for a home that we have already purchased, we may have to sell the whole home which could give rise to losses.

Our ability to be successful depends, in part, on our ability to aggregate demand for Pacaso homes. Should we acquire a home and, for any number of reasons, no longer have adequate demand for that home, we can re-list the whole home for sale. The price at which we sell the home may generate a loss.

We may encounter risks associated with our use of artificial intelligence and machine learning programs.

Some aspects of our business utilize machine learning programs and artificial intelligence to improve the buyer or owner experience. Artificial intelligence may present risks and challenges that impact its adoption and thus, our use of it within the business. If the artificial intelligence or machine learning models that we use in our business are incorrectly designed, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability.

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Additionally, we are making, and plan to make in the future, investments in adopting artificial intelligence and machine learning technologies across our business. Artificial intelligence and machine learning technologies are complex and rapidly evolving. These efforts, as well as any changes that have yet to be introduced, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our brand or financial results. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of artificial intelligence and machine learning technology, and also may increase our estimated costs in this area. In addition we may be unsuccessful in our product development efforts as it relates to the use of artificial intelligence. Any of these factors could adversely affect our business, financial condition, and results of operations.

For any given Pacaso home, we may be voted out as manager.

Our ability to be successful depends, in part, on Pacaso homes remaining in the Pacaso ecosystem. As part of the operational documents, co-owners may retain the ability to terminate Pacaso, or its affiliates, as the non-member manager of the property specific LLC with the vote of at least seven of the eight property interests. Our existing revenue streams may be diminished if the property specific LLCs elect to terminate Pacaso as the non-member manager.

We face competition for buyers in the real estate category, which could impair our ability to attract buyers and harm our business, results of operations and financial condition.

Our ability to be successful depends, in part, on attracting buyers who have historically shopped for or bought, sold, or financed their homes through more traditional channels. New entrants continue to join the real estate space at a rapid pace and the tools and services for buying, selling, or financing homes are significantly less developed than in other industries, such as books, music, travel and other consumer products. Our existing and potential competitors include companies that operate, or could develop, national and local real estate and new construction. Such competitors range from companies offering traditional offline advertising media, like newspapers, to new mobile- or web-only technology companies and from real estate investors, like institutional investors and iBuyers, to mortgage lenders and title and settlement service providers. These companies could devote greater financial, technical and other resources than we have available to real estate services, sales, advertising or research and development, have a more accelerated time frame for deployment or leverage their existing customer bases and proprietary technologies to provide products and services that customers might view as superior to our offerings. Any of our future or existing competitors may introduce different services or solutions that attract customers or provide services or solutions similar to our own but with better branding or marketing resources. Any of our current or future competitors could merge with each other or a separate entity, which may enable them to compete with us even more vigorously, which could result in an increased proportion of customer preference and market share in their favor. If the use of online products and services for shopping or financing residential real estate does not continue to develop and grow or we are not able to continue to attract buyers, our business, results of operations and financial condition could be harmed.

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Our business is dependent upon access to desirable homes. Obstacles to acquiring attractive homes, whether because of supply, competition, or other factors, may have a material adverse effect on our business and results of operations.

We primarily acquire homes directly from existing owners and there can be no assurance of an adequate supply of such homes on terms that are attractive to us. A reduction in the availability of or access to homes could have a material adverse effect on our business, sales and results of operations.

Our ongoing ability to acquire homes is critical to our business model. A lack of available homes that meet our purchase criteria may have adverse effects on our ability to reach our desired Pacaso home levels or our desired portfolio diversification. If we are unable to offer prospective buyers a wide variety of potential second home options, there could be an adverse effect on our business and results of operations.

In addition, increases in transaction costs to acquire properties, including costs of evaluating homes and making offers, title insurance and escrow service costs, changes in transfer taxes and any other new or increased acquisition costs, could have an adverse impact on our home acquisitions and, in turn, our business.

Our business is dependent upon our ability to appropriately price and manage our portfolio of Pacaso homes. An ineffective pricing or portfolio management strategy may have a material adverse effect on our business, sales and results of operations.

We appraise and price the homes we buy and sell using data science, proprietary algorithms and analysis from specially trained employees, incorporating a number of factors, including our knowledge of the real estate markets in which we operate. This assessment includes estimates on time of possession, seasonality, macro and hyper-local market conditions, renovation costs and holding costs, transaction costs and anticipated resale proceeds. Our ability to acquire and sell property interests in those homes profitability may be negatively impacted if our models lack robust historical data on home sales, material home features, or other market nuances, especially those outside of features and nuances we have previously encountered and modeled in our existing markets. This, in turn, could negatively impact our revenue growth if resulting valuations are too low and/or fees are too high, or our profitability, if valuations are too high and/or fees are too low.

Once we have acquired a home, we may decrease our anticipated listing price for reasons such as unknown defects related to home condition requiring remediation, lower or higher than forecasted demand and/or supply, or other detractors that were unknown or missed at the time of acquisition. This in turn could negatively impact our revenue, gross margins and results of operations, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to sell property interests in our Pacaso homes in a timely manner or at all, there could be an adverse effect on our financial condition and results of operations.

Once we acquire a Pacaso home, we engage in a process of selling property interests in the Pacaso home. Any property interests that are not sold to a buyer continue to be owned by Pacaso. Demand for our homes may be affected by a number of factors including, but not limited to, macroeconomic factors like uncertainty, inflation and interest rates, reduction or increase in remote work opportunities, international geopolitical conditions, and consumer preferences.

If we are unable to sell the property interests in a timely manner or at all, we may incur additional carrying costs and experience delayed revenue recognition. Carrying costs may include financing expenses, maintenance and upkeep, insurance, property taxes, homeowners’ association fees and other expenses that accompany ownership of residential real property.

To the extent we are able to sell the property interests in the Pacaso homes at all, we may have to sell them at a price that is substantially less than our costs associated with acquiring and renovating the Pacaso homes. Once we have acquired a Pacaso home, we may need to decrease the anticipated property interest price for various reasons, including our discovery of a defect in the home that was unknown at the time of acquisition. Property interests in Pacaso homes may also quickly lose value or become more difficult to sell for an acceptable price due to changing market conditions, natural disasters, or other forces outside of our control. Any downward adjustments to the anticipated property interest price may affect our investment return on the Pacaso home.

Delays in service from third-party service providers could expose us to harm our reputation, damage our competitiveness and adversely affect our financial performance.

Upon acquiring a Pacaso home, we frequently need to renovate or repair parts of the Pacaso home before listing property interests for sale. We rely, in part, on third-party contractors and sub-contractors to make these renovations and repairs. We and our contractors and sub-contractors may be unable to complete renovations and repairs in a timely and cost-efficient manner due to labor and supply shortages, cost increases, or other factors outside our control. Additionally, our contractors and sub-contractors may not be able to complete renovations or repairs within our proposed budget. Furthermore, if the quality of a third-party provider’s work does not meet our expectations, then we may need to complete the work ourselves or engage another third-party contractor or subcontractor, which may also adversely affect our timeline or budget for completing renovations or repairs. A longer than expected period for completing renovations or repairs could negatively impact our ability to sell all of the property interests in a Pacaso home within our anticipated timeline. This prolonged timing exposes us to factors that adversely affect the Pacaso home’s resale value and may result us selling the property interests in the Pacaso home for a lower price than anticipated or not being able to sell the property interests in such Pacaso home at all. Meanwhile, incurring more than budgeted costs would adversely affect our investment return on purchased Pacaso homes.

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Additionally, our owners and buyers prefer Pacaso homes to be stay-ready at the time that they purchase their property interests, which requires home furnishings to be acquired and installed, cleaning professionals to clean the property and a repair and maintenance team to be on call for any required repairs once the Pacaso home is occupied. Recently, supply chain constraints in the acquisition of furniture and appliances have caused significant delays in fully furnishing Pacaso homes. The inability of such third parties to satisfy our or our owners’ or buyers’ requirements could disrupt the sale process for our Pacaso homes and make it more difficult for us to implement our business strategy. If any of these situations were to occur, our reputation could be harmed, and our financial performance could be negatively affected.

Our business is concentrated in certain geographic markets. Exposure to local economies, regional economic downturns, severe weather or catastrophic occurrences, or other disruptions or events may materially adversely affect our financial condition and results of operations.

As of December 31, 2023, we operate across the U.S., as well as in key international markets such as Cabo San Lucas, Paris, and London. As a result, any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These risks include, without limitation: possible declines in the value of real estate; seasonal variations in desirability of the geographic market, particularly where desired use is highly seasonal; risks related to general and local economic conditions; demographic and population shifts and migration; overbuilding; extended vacancies of properties; increases in competition, property taxes and operating expenses; changes in zoning laws; increased labor costs; unemployment; casualty or condemnation losses; and uninsured damages from floods, hurricanes, earthquakes or other natural disasters.

We operate in certain areas where the risk of natural or climate-related disaster or other catastrophic losses exists and the occasional incidence of such an event could cause substantial damage to us, Pacaso homes or the surrounding area. For example, to the extent climate change causes changes in weather patterns or an increase in extreme weather events, our coastal Pacaso homes could experience increases in storm intensity and rising sea-levels causing damage to the Pacaso homes. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy and requiring owners to expend funds as to repair and protect their Pacaso homes in connection with such events. If we are unable to provide Pacaso homes in certain areas due to climate change, we may lose both owners and buyers, which could have a material adverse effect on our business, results of operations and financial condition.

If we are removed as manager with respect to any of our Pacaso homes, our services revenue would decline, which could adversely affect our business, results of operations and financial condition.

Once a Pacaso home is fully subscribed, we no longer own any property interests in the Pacaso home, and we become the external property manager under the limited liability company agreement of the LLC that holds the Pacaso home. Under this arrangement, we continue to provide maintenance, cleaning and other services to our Pacaso homes for a regular service fee paid by the owners. Under the terms of the limited liability company agreement, our owners have the ability to remove us as property manager in the future under certain circumstances. If we are removed as property manager with respect to any of our Pacaso homes, our services revenue would decline, which could adversely affect our business, results of operations and financial condition.

Maintaining and enhancing our brand and reputation is critical to our growth and negative publicity could damage our brand and thereby harm our ability to compete effectively, which would materially adversely affect our business, results of operations and financial condition.

Our brand and our reputation are among our most important assets. Maintaining and enhancing our brand and reputation is critical to our ability to attract buyers, to compete effectively, to preserve and deepen the engagement of our existing owners and their networks, to maintain and improve our standing in the communities where Pacaso homes are located, including our standing with community leaders and regulatory bodies and to mitigate legislative or regulatory scrutiny, litigation and government investigations. We are heavily dependent on the perceptions of owners to help make word-of-mouth referrals that contribute to our growth.

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Any incident, whether actual or rumored to have occurred, involving the safety or security of Pacaso homes, owners, or other members of the public, or incidents that are mistakenly attributed to us and any media coverage resulting therefrom, could create a negative public perception of our business, which would adversely impact our ability to attract buyers. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate community support or our policies are perceived to be too permissive, too restrictive, or providing owners and/or members of the public with unsatisfactory resolutions.

In addition, our brand and reputation could be harmed if we fail to act responsibly or are perceived as not acting responsibly, or fail to comply with regulatory requirements as interpreted by certain governments or agencies thereof, in a number of other areas, such as safety and security, data security, privacy practices, sustainability, human rights (including in respect of our own operations and throughout our supply chain), matters associated with our broader supply chain (including owners and other third-party vendors and service providers), diversity, non-discrimination and support for employees and local communities. Media, legislative, or government scrutiny around our company, including the perceived impact on neighborhood nuisance, privacy practices, provision of information as requested by certain governments or agencies thereof, business practices and strategic plans, our business partners, private companies where we have minority investments and our practices relating to our platform, offerings, employees, competition, litigation and response to regulatory activity, could adversely affect our brand and our reputation with our buyers, owners and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand or reputation could materially adversely affect our business, results of operations and financial condition.

Owner or third-party actions that are criminal, violent, inappropriate, or dangerous may undermine the safety or the perception of safety of our platform and our ability to attract and retain owners and buyers and materially adversely affect our reputation, business, results of operations and financial condition.

We have no control over or ability to predict the actions of our owners and other third parties, such as neighbors or invitees, either during an owner’s stay, experience, or otherwise and therefore, we cannot guarantee the safety of our owners and third parties. The actions of owners and other third parties could result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us. We screen against certain regulatory, terrorist and sanctions watch lists, conduct certain criminal background checks for our buyers and conduct additional screening processes to flag and investigate suspicious activities. These processes are beneficial but not exhaustive and have limitations due to a variety of factors, including laws and regulations that prohibit or limit our ability to conduct effective background checks in some jurisdictions, the unavailability of information and the inability of our systems to detect all suspicious activity. There can be no assurances that these measures will significantly reduce criminal activity involving Pacaso homes. The criminal background checks and other screening processes rely on, among other things, information provided by buyers, our ability to validate that information, the accuracy, completeness and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area such as in the data privacy space and on the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility and we do not run criminal background checks and other screening processes on third parties who may be present during an owner stay made through our platform.

We may also face civil litigation, regulatory investigations and inquiries involving allegations of, among other things, unsafe or unsuitable listings, discriminatory policies, general misrepresentations regarding the of Pacaso homes and other owner or third-party actions that are criminal, violent, inappropriate or dangerous. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools and procedures to protect owners and the communities in which we operate, we may not be successful in doing so.

If owners or third parties engage in criminal activity, misconduct, or negligent or inappropriate conduct involving Pacaso homes, consumers may not consider Pacaso homes safe and we may receive negative media coverage or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation and reduce the demand for Pacaso homes.

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In addition, certain regions where we operate have higher rates of violent crime or more relaxed safety standards, which can lead to more safety and security incidents and may reduce the demand for Pacaso homes in those regions and elsewhere.

If criminal, inappropriate or other negative incidents occur due to the conduct of owners or third parties, our ability to attract and retain owners and buyers would be harmed and our business, results of operations and financial condition would be materially adversely affected. Further, claims may be asserted against us from our owners and third parties for compensation due to fatalities, accidents, injuries, assaults, theft, property damage, privacy and security issues and other incidents that are caused by other owners or third parties while staying at Pacaso homes. These claims subject us to potentially significant liability and increase our operating costs and could materially adversely affect our business, results of operations and financial condition.

If we are unable to adapt to changes in technology and the evolving demands of owners and buyers, our business, results of operations and financial condition could be materially adversely affected.

The industries in which we compete are characterized by rapidly changing technology, evolving industry standards, consolidation, frequent new offering announcements, introductions and enhancements, and changing consumer demands and preferences. We have invested heavily in our technology in recent years. Our future success will depend on our ability to adapt our platform and services to evolving industry standards and local preferences and to continually innovate and improve the performance, features and reliability of our platform and services in response to competitive offerings and the evolving demands of owners and buyers. Our future success will also depend on our ability to adapt to emerging technologies such as tokenization, cryptocurrencies, new authentication technologies, such as biometrics, distributed ledger and blockchain technologies, artificial intelligence, virtual and augmented reality and cloud technologies. As a result, we intend to continue to spend significant resources maintaining, developing and enhancing our technologies and platform; however, these efforts may be more costly than expected and may not be successful. For example, we may not make the appropriate investments in new technologies, which could materially adversely affect our business, results of operations and financial condition. Further, technological innovation often results in unintended consequences such as bugs, vulnerabilities and other system failures. Any such bug, vulnerability, or failure, especially in connection with a significant technical implementation or change, could result in lost business, harm to our brand or reputation, consumer complaints and other adverse consequences, any of which could materially adversely affect our business, results of operations and financial condition.

Any significant disruption in service on our mobile applications or websites or in our network could damage our reputation and brand and result in a loss of buyers or owners, which could harm our business, results of operations and financial condition.

Our brand, reputation and ability to attract buyers and deliver quality products and services depend on the reliable performance of our network infrastructure and content delivery processes. Our mobile applications and websites are exposed to attempts to overload our servers with denial-of-service attacks or similar disruptions from unauthorized use of our computer systems.

We do not own or control the operation of certain of these facilities. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur.

A failure of our systems at one site could result in reduced functionality for our owners and buyers and a total failure of our systems could cause our mobile applications or websites to be inaccessible or for us to be unable to carry out day-to-day operations. Problems faced by our third-party web-hosting providers with the telecommunications network providers with which they contract or with the systems by which they allocate capacity among their customers, including us, could adversely affect the experience of our owners and buyers. Our third-party web-hosting providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy reorganization, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web-hosting providers are unable to keep up with our growing needs for capacity, our owners, buyers and business could be harmed. In addition, if distribution channels for our mobile applications experience disruptions, such disruptions could adversely affect the ability of users and potential users to access or update our mobile applications, which could harm our business.

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We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions in our service as a result of system failures. Any errors, defects, disruptions or other performance problems with our services could harm our reputation, business, results of operations and financial condition.

Consumer use of devices and platforms other than desktop computers creates challenges. If we are unable to operate effectively on these platforms, our business, results of operations and financial condition could be materially adversely affected.

People regularly access the Internet through mobile phones, tablets, handheld computers, voice-assisted speakers, television set-top devices, smart televisions, wearables and automobile in-dash systems. These devices enable new modalities of interaction, such as conversational user interfaces and new intermediaries, such as “super-apps” like WeChat, where consumers can use many online services without leaving a particular app. We anticipate that the use of these means of access will continue to grow and that usage through desktop computers will continue to decline, especially in certain regions of the world experiencing the highest rate of Internet adoption. The functionality and user experiences associated with these alternative devices, such as a smaller screen size or lack of a screen, may make the use of our platform through such devices more difficult than through a desktop computer and lower the use of our platform. In addition, consumer purchasing patterns can differ on alternative devices and it is uncertain how the proliferation of mobile devices will impact the use of our platform and services. Mobile consumers may also be unwilling to download multiple apps from multiple companies providing similar services meaning that such consumers may opt to use one of our competitors’ services instead of ours. As a result, brand recognition will likely become increasingly important to our business. In addition, these new modalities create opportunities for device or systems companies, such as Amazon, Apple and Google, to control the interaction with our buyers and owners and disintermediate existing platforms such as ours.

We need to provide solutions for consumers who are limited in the size of the app they can support on their mobile devices and address latency issues in countries with lower bandwidth for both desktop and mobile devices. Because our platform contains data-intensive media, these issues are exacerbated. As new devices, operating systems and platforms continue to be released, it is difficult to predict the problems we may encounter in adapting our offerings and features to them and we may need to devote significant resources to the creation, support and maintenance of our offerings and features.

Our success will also depend on the interoperability of our offerings with a range of third-party technologies, systems, networks, operating systems and standards, including iOS and Android; the availability of our mobile apps in app stores and in “super-app” environments; and the creation, maintenance and development of relationships with key participants in related industries, some of which may also be our competitors. In addition, if accessibility of various apps is limited by executive order or other government actions, the full functionality of devices may not be available to our buyers and owners. Moreover, third-party platforms, services and offerings are constantly evolving, and we may not be able to modify our platform to assure its compatibility with those of third parties. If we lose such interoperability, we experience difficulties or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products, the growth of our community and our business, results of operations and financial condition could be materially adversely affected. This risk may be exacerbated by the frequency with which consumers change or upgrade their devices. In the event consumers choose devices that do not already include or support our platform or do not install our mobile apps when they change or upgrade their devices, our traffic and owner and buyer engagement may be harmed.

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If we are unable to manage the risks presented by our business model internationally, our business, results of operations and financial condition would be materially adversely affected.

We expect to continue to make investments to expand our international operations. Managing a global organization is difficult, time consuming and expensive and requires significant management attention and careful prioritization. As a result, any international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks, which include:

●	operational and compliance challenges caused by distance, language and cultural differences;

●	the cost and resources required to localize our platform and services, which often requires the translation of our platform into foreign languages and adaptation for local practices and regulatory requirements;

●	unexpected, more restrictive, differing and conflicting laws and regulations, including those laws governing Internet activities, taxes, licensing, messaging, marketing activities, ownership of intellectual property, content, data collection and privacy, security, data localization, data transfer and government access to personal information and other activities important to our business;

●	uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights and uneven application of laws and regulations to businesses, in particular U.S. companies;

●	competition with companies that understand local markets better than we do, or that have a local presence and pre-existing relationships with potential buyers in those markets;

●	variations in the structure of Pacaso home property interests and increased legal and operational complexity;

●	lack of familiarity and the burden of complying with a wide variety of foreign laws, legal standards and regulatory requirements, which are complex, sometimes inconsistent and subject to unexpected changes;

●	potentially adverse tax consequences, including resulting from the complexities of foreign corporate income tax systems;

●	difficulties in managing and staffing international operations, including due to differences in legal, regulatory and collective bargaining processes;

●	fluctuations in currency exchange rates and in particular, decreases in the value of foreign currencies relative to the U.S. dollar;

●	regulations governing the control of local currencies and impacting the ability to collect and remit funds to Hosts in those currencies or to repatriate cash into the United States;

●	oversight by foreign government agencies whose approach to privacy or human rights may be inconsistent with that taken in other countries;

●	increased financial accounting and reporting burdens and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment;

●	political, social and economic instability abroad, terrorist attacks and security concerns in general;

●	operating in countries that are more prone to crime or have lower safety standards;

●	operating in countries that have higher risk of corruption; and

●	reduced or varied protection for our intellectual property rights in some countries.

Increased operating expenses, decreased revenue, negative publicity, negative reaction from our owners and buyers and other stakeholders, or other adverse impacts from any of the above factors or other risks related to our international operations could materially adversely affect our brand, reputation, business, results of operations and financial condition.

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We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we may make investments in or acquire complementary companies, products or technologies. We may not realize benefits from acquisitions that we may make in the future. If we fail to successfully integrate such acquisitions, or the businesses and technologies associated with such acquisitions, into our Company, the revenue and operating results of our Company could be adversely affected. Any integration process will require significant time and resources and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired business or technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness in connection with an acquisition would result in increased fixed obligations and could also include covenants or other restrictions that may impede our ability to manage our operations.

We could be subject to additional tax liabilities and our ability to use net operating loss carryforwards and other tax attributes may be limited.

We have incurred losses during our history, and we may not achieve or maintain profitability in the future. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. The unused losses are subject to review and possible adjustment by federal and state tax authorities and our ability to utilize our net loss carryforwards in the future may be limited.

Losses on loan guarantees that we have made to third parties would adversely affect our results of operations and financial condition.

As part of the Pacaso home acquisition process, we provide third-party lenders with financial guarantees for the timely repayment of debt related to the financing of the Pacaso homes, generally subject to our right to foreclose on the property interest of an owner that is delinquent on their Pacaso home financing payments to the relevant LLC. We could suffer losses when owners or LLCs default on credit financing and/or loans for which we serve as guarantor. As of December 31, 2023 and 2022, the total principal outstanding subject to the Company’s guarantee to lenders was $313 million and $282 million, respectively. These guarantees are recorded at fair value at the time of revenue recognition. As of December 31, 2023 and 2022, the value of such guarantees is immaterial.

We may, in certain limited circumstances, be unable to legally transfer membership interest in the Holding SPE.

In certain limited circumstances, the Company may be unable to legally transfer membership interest in the Holding SPE due to a lender restriction and the Company has not deconsolidated Holding SPEs with this lender restriction. The timing of removing such lender restriction may be variable or unknown and have an impact on revenue recognition. Funds received for Holding SPEs with this lender restriction are recorded to deferred revenue until the loan is paid in full, at which time the membership will be transferred, the Holding SPEs will be deconsolidated, and revenue will be recognized.

We rely on assumptions, estimates and business data to calculate our key performance indicators and other business metrics and real or perceived inaccuracies in these metrics may harm our reputation and negatively affect our business.

Certain of our performance metrics are calculated using third party applications or internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring such information. For example, our measurement of visits and unique users may be affected by applications that automatically contact our servers to access our mobile applications and websites with no user action involved and this activity can cause our system to count the user associated with such a device as a unique user or as a visit on the day such contact occurs. In addition, our measure of certain metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology and as a result our results may not be comparable to our competitors.

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We may have certain loan guarantees that could impact our operations and financial condition.

The Company has agreed with certain Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders. The fair value of such guarantees is immaterial. These guarantees may impact our operations and financial conditions in the event they are triggered.

Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this Offering Circular are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

DILUTION

We have not issued any Class D common stock to our officers or directors and, therefore, investors are not expected to experience immediate dilution in the value of their Class D Shares. All investors purchasing Shares from the Company in this offering will experience dilution from future issuances of Class D common stock or any other capital stock of the Company, including conversion of our derivative securities at a price per share less than the offering price of Shares in this offering.

PLAN OF DISTRIBUTION

We are offering up to an aggregate $72,375,000 in Shares of our non-voting Class D common stock. The Company will also charge investors an Investor Processing Fee of 3.5% of their investment amounts, for up to an aggregate of $2,625,000 in Investor Processing Fees. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all.

The purpose of this Supplement to our Offering Circular is to increase the price per Share offered from $2.50 to $2.80. The Company is currently offering up to 21,693,377 Shares at $2.80 per Share, for up to the remaining $60,471,455.60 in proceeds from the sale of Shares and $2,125,950.95 in Investor Processing Fees. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all.

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There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold. All investor funds will be held in a segregated Company account until the investor’s subscription is accepted by the Company, at which time such funds will become available for the Company’s use. We will conduct separate closings, which closings may be conducted on a rolling basis. Closings will occur promptly after receiving investor funds, but no less frequently than every 30 days.

The sale of Shares will commence within two calendar days from when the Offering Circular, as amended, is initially qualified by the SEC. The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

Agreement with DealMaker Securities, LLC

Our Broker, DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the administrative and compliance related functions in connection with this Offering, and as broker-dealer of record, but not for underwriting or placement agent services:

The aggregate fees payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;

●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

●	Coordinating with third party agents and vendors in connection with performance of services;

●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

●	Providing a dedicated account manager;

●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

●	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

●	Consulting with the Company on question customization for investor questionnaire;

●	Consulting with the Company on selection of webhosting services;

●	Consulting with the Company on completing template for the Offering campaign page;

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●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to the Company on preparation and completion of this Offering Circular;

●	Advising the Company on how to configure our website for the Offering working with prospective investors;

●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker , an affiliate of the Broker;

●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

●	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

●	A one-time $25,000 advance against accountable expenses for the provision of compliance services and pre-offering analysis;

●	A 3.5% commission for investors sold in the Offering

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at https://invest.pacaso.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

For these services, we have agreed to pay DealMaker:

●	A one-time $10,000 advance against accountable expenses for the provision of compliance consulting services and pre-offering analysis

●	A $2,000 monthly hosting, maintenance, marketing, and advisory fee, to a maximum of $24,000

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

●	A one-time $30,000 advance against accountable expenses for the provision of marketing consulting services with respect to the self- directed online roadshow.

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●	A $8,000 monthly marketing advisory fee, to a maximum of $96,000

●	Up to $500,000 in fees for supplementary marketing services and media management, as we may authorize on a case-by-case basis during the offering

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $3,310,000.

Broker has not investigated the desirability or advisability of investment in the interests, nor approved, endorsed or passed upon the merits of purchasing the interests. Broker is not participating as an underwriter and under no circumstance will it recommend our Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this offering circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by our Company. All inquiries regarding this offering should be made directly to our Company.

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Share. This fee is subject to the 3.5% commission charged by DealMaker Securities. These expenses are included in the maximum compensation set forth above. The Investor Processing Fee will be rounded to the nearest whole dollar. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all.

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Investor Qualification Standards

Our Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our Company does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not negative equity), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

In addition to the foregoing, each prospective investor must represent in writing that they meet, among other things, all of the following requirements:

●	the prospective investor has received, reviewed, and understands this offering circular and its exhibits, including our Restated Certificate and bylaws

●	the prospective investor understands that an investment in shares involves substantial risks;

●	the prospective investor’s overall commitment to non-liquid investments is, and after their investment in interests will be, reasonable in relation to their net worth and current needs;

●	the prospective investor has adequate means of providing for their financial requirements, both current and anticipated, and has no need for liquidity in this investment;

●	the prospective investor can bear the economic risk of losing their entire investment in interests;

●	the prospective investor has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in interests; and

●	except as set forth in the subscription agreement, no representations or warranties have been made to the prospective investor by our Company or any partner, agent, employee, or affiliate thereof, and in entering into this transaction the prospective investor is not relying upon any information, other than that contained in the offering statement of which this offering circular is a part, including its exhibits.

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If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

We will be permitted to make a determination that the subscribers of interests in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our Shares.

How to Subscribe

The offering will be conducted using the online subscription processing platform of Novation Solutions Inc. O/A DealMaker (“Technology Provider”), an affiliate of the Broker, through our website at www.invest.pacaso.com whereby investors in the offering will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price for the Shares will be made through a third-party processor by ACH debit transfer or wire transfer or credit card to an account designated by us. In order to invest, you will be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology and agree to the terms of the offering, subscription agreement, and any other relevant exhibit attached thereto.

The Technology Provider is not participating as an underwriter or placement agent of this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to us.

Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only; checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

Investors will be required to complete a subscription agreement in order to invest. Any potential investor will have time to review the subscription agreement, along with their counsel, prior to making any final investment decision. The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, excluding any claim under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Broker will review all subscription agreements completed by investors. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to: in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount. Investors will be required to agree to indemnify our Company for misrepresentations of the investor within the subscription agreement or supplemental disclosures. Nonetheless, we may not require, and are not requiring, investors to waive any claims or remedies they may have against our Company under the Securities Act or Exchange Act. Once an investor’s interests have been issued, the investor will become a member of our Company.

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Payment Processing

The Company expects to incur third-party payment processing costs in relation to this Offering. Costs are estimated to be approximately 2% of total proceeds.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. We will also amend our offering statement annually while this offering is open to include updated financial statements. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or amendment. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov.

USE OF PROCEEDS

The following table illustrates the approximate amount of net proceeds to be received by the Company on the sale of the Shares offered hereby (rounded to the nearest thousand) and the intended uses of such proceeds over an approximate 12 month period. It is possible that we may not raise the entire amount in Shares being offered through this Offering Circular. In such case, we will reallocate the use of proceeds as the Board of Directors deems to be in the best interests of the Company in order to effectuate its business plan. The intended use of proceeds are as follows:

Capital Sources and Uses

		100%	75%	50%	25%
Gross Offering Proceeds		$75,000,000	56,250,000	37,500,000	18,75,0000
Offering Costs (1)		$3,310,000	1,968,750	1,312,500	656,250

Use of Net Proceeds:	$
Working Capital(2)		$64,496,000	48,853,125	32,568,750	16,284,375
Offering Expenses - Marketing(3)		$7,194,000	5,428,125	3,618,750	1,809,375

Notes:

(1)

DealMaker Securities LLC, referred to herein as the Broker, is engaged for administrative and compliance related services in connection with this Offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this offering commences, the Broker will receive a cash commission equal to 3.5% of the amount raised in the offering. Additionally, the Broker and its affiliates will receive certain other fees (see “Plan of Distribution”). Our Company also expects to incur other expenses relating to this offering, including, but not limited to, legal, accounting, compliance, travel, marketing, technology, printing and other miscellaneous fees. Any monies budgeted for but not spent on offering expenses will be reallocated pro rata among the other categories in the above table. The Broker and its affiliates will receive a maximum cash compensation equal to $3,310,000 in total.

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(2)	Working capital includes such things as investment in technology, marketing, payroll, ongoing legal and accounting, sales development, operations, repayment for Company financing arrangements as they come due, legal and accounting fees related to this offering, ongoing fees related to this offering, insurance costs, renovation and furnishing of properties to be sold to customers, and other typical operating costs. Proceeds from the sales of properties acquired through these raise proceeds may be put into operations or redeployed toward real estate.

(3)	The Company has engaged DealMaker Reach, an affiliate of the Broker, for certain marketing advisory and consulting services. DealMaker Reach will consult and advise on paid media, partnership, email campaigns, and other marketing spend. The category of offering expenses related to marketing includes the expenses related to the paid media, partnerships, email campaigns, and other marketing spend associated with this Offering.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total offering, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the offering as unanticipated events or opportunities arise.

DESCRIPTION OF BUSINESS

Mission

Pacaso exists to enrich lives by making a second home possible and enjoyable for more people.

Overview

In 2020, Austin Allison and Spencer Rascoff co-founded Pacaso®, a technology-enabled real estate marketplace that modernizes real estate co-ownership to make buying, owning, and selling a vacation home possible and enjoyable for more people. Pacaso curates luxury listings with premium amenities and high-end contemporary design, offers integrated services to facilitate owner financing, and, after purchase, professionally manages the home and supports seamless resale.

Pacaso was founded on the belief that vacation home ownership should be more accessible, sustainable, and life enriching. The typical vacation home sits vacant 89% of the year.1 Pacaso’s co-ownership model addresses this problem of underutilization and makes better use of the existing housing stock in vacation home communities. The Company’s fully-managed property and LLC program management creates a hassle-free ownership experience that enables families to focus on creating memories in their happy place. The cost savings of purchasing a minimum of 1/8 ownership and sharing operational costs pro rata makes owning a vacation home attainable for more people.

We believe that Pacaso’s model appeals to a growing market of couples and families. Pacaso’s current clientele boasts an average household income of more than $1M and an average net worth of $5M.2 With housing affordability and inventory in vacation home communities increasingly strained, co-ownership is a relevant trend fueled by a strong desire for vacation home ownership (3 out of 4 people aspire to it). According to a recent study by Pacaso, co-ownership models, like Pacaso, which offer a practical and managed solution, are rising in popularity by over 20% year-over-year.3 Pacaso makes luxurious vacation experiences attainable through reduced costs and hassle-free management. Co-ownership is one part of the future of housing that addresses today’s challenges of affordability and efficient use of available housing.

1 EBP Report, conducted by EBP and paid for by Pacaso Inc.: https://www.pacaso.com/blog/economic-impact-study

2 2023 Pacaso Owner Survey conducted by Pacaso Inc.

3 Co-Ownership Growth Report: https://www.pacaso.com/blog/co-ownership-growth-report. Data was provided by real estate analytics firm First American Data & Analytics and includes a sizable share of the market that is taken to be representative of the whole. Report conducted by Pacaso Inc.

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Business Model

Pacaso operates a technology enabled real estate marketplace that facilitates the seamless purchase and management of co-owned vacation homes. Through our proprietary online platform, accessible on the internet and through our mobile application, we connect prospective buyers with luxury vacation homes, streamlining the co-ownership process from acquisition to ongoing management.

Using both internal and external data reports and local market insights, Pacaso expertly curates listings across the nation, showcasing only the top percentage of homes that meet Pacaso’s rigorous standards for vacation home co-ownership. We have established a set of home criteria, and we use those parameters to curate listings from The MLS through Internet Data Exchange (“IDX”) feeds that meet the baseline criteria to become a future Pacaso. Criteria are set based on a large dataset of vacation home buyer preferences. Once sufficient demand is generated for a property, Pacaso conducts an extensive due diligence process to evaluate the property thoroughly. This includes an assessment of the property location, market dynamics, regulatory compliance, and physical condition. Simultaneously, the Pacaso interior design team selects and procures high-quality furnishings and decor tailored to the property’s aesthetic and functional requirements. After this rigorous process, Pacaso purchases the home and then the membership interests in underlying Holding SPE’s are sold to buyers.

Buyers have the opportunity to purchase 1/8 to 1/2 shares of meticulously vetted turnkey properties, significantly reducing the buy-in cost compared to purchasing a whole home. Pacaso generates revenue through the sale of interests in the Holding SPE and through transaction fees charged to buyers for facilitating co-ownership transactions, as well as through interior design services and our furniture program. These fees, calculated as a percentage of the property and interior furnishing value, contribute to the Company’s revenue upon successful completion of a transaction. Additionally, Pacaso offers services to facilitate owner financing for up to approximately 70% of the share price, with an origination fee associated based on the amount financed and the potential to earn additional interest above the prevailing market rate.

A Pacaso home typically remains in the Pacaso ecosystems through subsequent co-owner transactions, and Pacaso serves as a comprehensive property management company and LLC program manager. Pacaso ensures a seamless ownership journey, handling everything from routine maintenance to financial matters. Driven by our proprietary SmartStay™ technology, our user-friendly mobile app simplifies scheduling for co-owners, facilitating efficient planning and equitable access to their vacation home. Our revenue model also comprises recurring management fees for property and LLC program management and the SmartStay™ technology. Pacaso generates money from a mix of recurring revenue and transaction fees, including up-front transaction fees, ongoing management fees, and commissions on resales.

Additionally, Pacaso offers a flexible and efficient resale process, empowering owners to sell their shares at any time with expert pricing guidance, robust marketing strategies, and access to a network of interested buyers. Pacaso collects a 6% resale fee upon successful transactions, ensuring a smooth and expedited closing process for all parties involved.

In addition to our core offerings, Pacaso offers a range of customizable Pacaso Services tailored for individuals interested in self-directed real estate co-ownership. These services include the sale of legal templates for LLC formation and operating agreements, suitable for both vacation home and primary residence co-ownership arrangements. As part of our commitment to enhancing the co-ownership experience, Pacaso plans to expand its service offerings in the future, providing a comprehensive suite of support services for co-owners.

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Co-Ownership Benefits

By bringing together a group of co-owners, Pacaso unlocks numerous benefits for buyers, owners, and communities alike. Pacaso lowers the cost of ownership by allowing buyers to purchase shares of a property, reducing the financial burden associated with a whole home purchase. With the current affordability crisis, Pacaso offers a solution by making real estate more accessible and helping to create additional inventory. Pacaso provides a fully-managed experience, taking care of maintenance, scheduling, and other logistics, streamlining the ownership process. The co-ownership model offers significant benefits for communities. According to EBP, the average second home sits vacant a staggering 89% of the year, while Pacaso homes boast nearly 90% occupancy.4 By increasing home occupancy rates, co-ownership drives economic activity, adds year-round vibrancy, and may result in less competition for single-family homes needed for the local workforce. EBP found that year-round use leads to local businesses receiving ten times more support compared to a traditional second home.

Business and Market Traction

Pacaso is a category leader of co-ownership of vacation homes, and its tech-enabled marketplace is growing. Co-founded by Austin Allison and Spencer Rascoff, former executives at Zillow, dotloop, Hotwire, and other successful technology companies, Pacaso has rapidly achieved impressive milestones. In just over three years, the company has transacted approximately $1 billion of gross real estate value and associated service fees, built a brand attracting over 1 million cross-platform social media followers, garnered more than 4 million organic search impressions a month, and earned more than 300 positive media features from outlets like The New York Times, CNBC, Forbes, and The Wall Street Journal.

The second home market is massive, with 75% of Americans expressing interest and a total U.S. serviceable value of $1.3 trillion.5 Pacaso has demonstrated strong initial traction with approximately $1 billion in gross real estate transacted and associated service fees, and the vast remaining market presents an exciting opportunity for continued expansion to support luxury properties at varying price points and regionally relevant destinations. We currently have approximately 1,500 owners and a 40% referral/repeat customer rate.

Regulations

We are subject to a wide variety of complex international, federal, state, county and local municipal laws, regulations and policies. Some of these laws, regulations and policies may impact multiple areas of our business, such as the Americans with Disabilities Act, anti-discrimination, anti-fraud, anti-corruption and bribery laws. The collection and protection of personal data, as well as the using and sharing of such data with affiliates and third parties, are governed by international, federal and state privacy laws and regulations. Our marketing, sales and other operations are subject to federal and state laws and regulations including the Fair Housing Act, Americans with Disabilities Act, U.S. Federal Trade Commission and state “Little FTC Acts” and other laws and regulations prohibiting unfair, deceptive or abusive acts or practices, including unfair or deceptive trade practices and unfair competition, attorney general regulations, anti-fraud laws, real estate licensing or registration laws and regulations, anti-money laundering, information sharing and telemarketing laws, home solicitation sales laws, tour operator laws, securities laws, and other consumer protection laws.

Our lending and financing activities are subject to a number of laws and regulations, including those of applicable supervisory, regulatory and enforcement agencies such as the CFPB, the FTC, and the Financial Crimes Enforcement Network. Such laws and regulations may include, among others, the Truth In Lending Act and Regulation Z, the Federal Trade Commission Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act and implementing regulations, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act and Regulation E, unfair, deceptive or abusive acts or practices regulations and the Consumer Protection Act, the USA PATRIOT Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act and the Bank Secrecy Act. Regulation as a timeshare company in existing or future jurisdictions, based on change in the scope or interpretation of statutes, zoning ordinances or other regulations could result in the regulation of our operations as being generally subject real estate development, Interstate Land Sales, subdivided land sales, common interest ownership acts, timeshare acts, zoning, land use restrictions, environmental regulation, accessibility, RESPA, Regulation X, title transfers, title insurance, real estate transfer taxation or other related federal and state statutes.

Which laws and regulations apply to any given aspect of our operations may differ by jurisdiction, which could cause the complexity and cost of compliance to increase. Should any jurisdiction challenge our operating model, we could be forced to discontinue operations in such jurisdiction or change our model for such jurisdiction, each of which could materially negatively impact our operations and/or revenues in such jurisdiction.

4 EBP Report, conducted by EBP and paid for by Pacaso Inc.: https://www.pacaso.com/blog/economic-impact-study

5 U.S. serviceable value is based on transactions greater than $500k per home sold per period, based on data from the National Association of Realtors, Redfin, and MLS data.

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Industry Overview

Amidst escalating housing costs and limited inventory, co-ownership emerges as a burgeoning trend with the model witnessing a remarkable surge in popularity, increasing by over 20% annually6. Co-ownership presents an avenue to attain primary residences and also luxurious vacation experiences affordably and without hassle, positioning it as the future of housing that tackles the contemporary challenges of affordability and efficient utilization of housing stock.

Addressing the pressing issue of affordable housing requires a two-pronged strategy: expanding inventory and optimizing existing supply. Co-ownership represents a pivotal aspect of the latter, fostering efficiency in housing utilization while simultaneously alleviating affordability challenges and contributing to increased housing availability. Innovative sharing economy companies such as Uber and Lyft have radically improved the utilization of vehicle ownership, lowered the cost of transportation, and expanded the addressable market for ride-sharing far beyond the original taxi or black-car industry. Similarly, companies like Airbnb and VRBO have created a rental sharing product among single-family homes. Pacaso aims to create for second home ownership what these companies have done in their respective categories.

Narration of Amendments to Certificate of Incorporation

The following outlines a high-level overview of the history of our Certificate of Incorporation and amendments and restatements thereto. We originally incorporated in the state of Delaware as “Landholdings Inc.” effective January 1, 2020 and authorized our initial common shares. An Amended and Restated Certificate of Incorporation was filed on January 29, 2020 to the Class A Common Stock and Class B Common Stock. A Second Amended and Restated Certificate of Incorporation was filed on February 13, 2020 in connection with the initial closing of our Series A round. On March 24, 2020, we filed our Third Amended and Restated Certificate of Incorporation, which authorized additional preferred and common stock. In our Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation, filed October 2, 2020, we changed our corporate name from Landholdings Inc. to Pacaso Inc. We filed our Fourth Amended and Restated Certificate of Incorporation on April 15, 2021 in connection with the initial closing of our Series B round, which specifically authorized shares of B-1, B-2, and B-3 Preferred Stock. Additionally, we effected a 15 for 1 forward stock split. We filed our Fifth Amended and Restated Certificate of Incorporation on August 31, 2021 in connection with the initial closing of our Series C round, which specifically authorized our Class C Common Stock as well as Series C-1 and C-2 Preferred Stock. On July 2, 2022 and January 2, 2023, we filed our First and Second Amendments to the Fifth Amended and Restated Certificate of Incorporation to authorize more shares to be issued. On June 26, 2023, in connection with the initial closing of our Series C-3 round, we filed our Third Amendment to the Fifth Amended and Restated Certificate of Incorporation, which specifically authorized our Series C-3 Preferred Stock. On September 9, 2024, we filed a Sixth Amended and Restated Certificate of Incorporation to add the Class D Shares.

6 Co-Ownership growth report: https://www.pacaso.com/blog/co-ownership-growth-report Data was provided by real estate analytics firm First American Data & Analytics and includes a sizable share of the market that is taken to be representative of the whole. Report conducted by Pacaso Inc.

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Intellectual Property

“Pacaso” is a registered trademark in the United States, the European Union, and the United Kingdom. We also have intellectual property rights in the technology above described, including three issued patents, and several pending patent applications.

Competitive Conditions

The U.S. and European housing markets are highly competitive and fragmented, with millions of residential real estate transactions per year. Since Pacaso pioneered a new category of second home co-ownership, there are no direct public company competitors of which we are aware. Our most direct competition we face is whole second home ownership, vacation home rental markets as well as new competitors with similar business models. On the supply side, we compete with vacation club companies and individual home buyers for home acquisitions in some markets. We believe that our customer-obsessed approach, foundation of customer trust, efficient demand generation, seamless transactions, and innovative technology differentiate our business model and provide Pacaso with a strong competitive advantage.

Employees

Employees are the backbone of Pacaso, and we foster a culture that puts our “crew” first. As of July 15, 2024, the Company has approximately 140 full time employees. The Company may engage employees and contractors as needed or deemed appropriate by our management in the future.

We are committed to building a diverse and inclusive workforce, and we have invested in equity and inclusion since day one. We want Pacaso to be as diverse as the owners it serves.

We are a distributed company with a collaborative remote work environment. To fulfill our mission, we live out our core values daily:

●	Embrace an infinite mindset. We are energized by our long-term mission and the infinite game of radically enriching the lives of our customers and crew.
●	Communicate constantly. We paint a clear target, and constantly keep others updated on key developments (good or bad) with a focus on transparency at all times.
●	Act with agility. We maintain existential flexibility on how to best achieve the desired outcome.
●	Row together. We work together, and accomplish more, as a supportive and positive team.
●	Empty the Dishwasher. When we encounter an unmet need, we step up and own it.

We are committed to building a customer-centric organization that puts our crew first. We are developing a culture where crew members can do the best work of their careers, support one another, and create a culture of empowerment and high achievement.

We are committed to building a dynamic workforce by bringing together best-in-class talent from across the U.S. Enriching the lives of our customers means creating an inclusive environment for our crew, built upon diverse experiences, tolerance, and respect. At all levels of the organization, we prioritize creating a positive and supportive culture that fosters growth, innovation, and collaboration.

Our dedication to cultivating an exceptional workplace has earned us recognition, including accolades from Glassdoor and Fortune’s Best Workplaces. We take pride in our strong retention rate of top talent, which reflects the compelling culture we have built.

To ensure we continuously improve and adapt, we host quarterly all-crew surveys and conversations on various topics related to our culture. We use this information to celebrate our successes, inform new areas of program development, and identify areas for improvement

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Reports to Security Holders

We are required to keep appropriate books of the business at our principal offices. The books will be maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and tax purposes, the fiscal year and the tax year align with the calendar year end, unless otherwise determined by our Board of Directors in accordance with the Internal Revenue Code. We will file with the SEC periodic reports as required by applicable securities laws.

Under the Securities Act, we must update this Offering Circular upon the occurrence of certain material events. We will file updated Offering Circulars and Offering Circular supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are offered pursuant to Regulation A, and accordingly, we will file annual reports, semiannual reports and other information with the SEC. We will provide such documents and periodic updates electronically through the SEC’s EDGAR system at www.sec.gov. We will provide holders with copies via email or paper copies at any time upon request.

Transfer Agent

We have engaged DealMaker Transfer Agent LLC as our transfer agent.

Bankruptcy, Receivership, Etc.

Not applicable.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Other than disclosed below, we are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us. The following is a summary of all pending lawsuits in which Pacaso is a party as of July 15, 2024:

Matter	Summary
Pacaso Inc. v. City of Newport Beach	Pacaso initiated litigation regarding the applicability of a Newport Beach ordinance to Pacaso’s model and challenging the City’s ability to regulate Pacaso’s model. The litigation is ongoing and can be found under the caption: Pacaso Inc. et. al v. City of Newport Beach, Case No.: 8:23-cv-01762-JVS-ADS (United States District Court, Central District of California, Southern Division).

Best Home Buyer LLC & 3 CO Bighorn LLC v, Amy Kimball, Compass Colorado, LLC DBA Compass	Pacaso, through Best Home Buyer LLC & 3 CO Bighorn LLC, initiated litigation against Amy Kimball and Compass, who served as a real estate agent for the purchase of a home located at 355 Silverlode Drive, Aspen, CO 81611. The lawsuit alleges breach of contract and professional negligence against Kimball and Compass which resulted in the forfeiture of $695,000 earnest money deposit that Pacaso provided during the purchasing process. The litigation is ongoing and can be found under the caption Best Home Buyer LLC & 3 CO Bighorn LLC v, Amy Kimball, Compass Colorado, LLC DBA Compass, Case No.: 2023CV30142 (District Court, Pitkin County, Colorado, 2023).

Pacaso Inc. v. Town of Sullivan’s Island

Sullivan’s Island, South Carolina has issued a zoning determination that the Pacaso home in the town was a prohibited “vacation rental.” Pacaso disagreed with the zoning determination and filed an appeal regarding the issue with the Circuit Court of Charleston County. The Circuit Court upheld the determination and Pacaso filed an appeal with the South Carolina Court of Appeals. The litigation is ongoing and can be found under the caption Pacaso Inc. v. Town of Sullivan’s Island, South Carolina Court of Appeals, Appellate Case No. 2024-000134.

Carmel-by-the-Sea	Carmel-by-the-Sea demanded that Pacaso cease-and-desist from the advertising, operation, and/or sale of timeshare properties within the Town. Pacaso disagreed with the Town’s conclusion and engaged with the Town regarding the matter. Subsequently, the Town passed a revised ordinance that was approved by the California Coastal Commission. Pacaso recently reached a legal settlement with the Town in which the Town has agreed to “grandfather” our single existing home as a legal, non-confirming use.

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Reclassification, Merger, Consolidation, Etc.

Not applicable.

DESCRIPTION OF PROPERTY

We are a fully and intentionally distributed company with nearly all employees working remote. We have an office lease in Cincinnati, OH and an office lease in Irvine, CA. Our principal executive offices are located at 18 E 4th Street, Suite 902, Cincinnati, OH 45202. We have a mail receiving center at 447 Sutter Street STE 405 PMB 250 San Francisco, CA 94108. We believe that all such property has been adequately maintained, is generally in good condition, and is suitable and adequate for our business.

Due to the nature of our business, the Company at any given time may own 100% of certain homes and Holding SPEs which are recorded as real estate inventory on our Consolidated Balance Sheet (see Note 2 in our Notes to Consolidated Financial Statements) as well as non-controlling equity investments in unconsolidated Holding SPEs which are recorded as real estate investments on our consolidated Balance Sheet (see Note 3 in our Notes to Consolidated Financial Statements).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Components of Results of Operations”, “Results of Operations”, consolidated financial statements and related notes included elsewhere in this Offering Circular. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this Offering Circular. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2023 refer to the year ended December 31, 2023, references to 2022 refer to the year ended December 31, 2022 and references to 2021 refer to the year ended December 31, 2021. A discussion of our results of operations for the six-month periods ended June 30, 2024 and June 30, 2023 is contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in Item 1 of our Form 1-SA filed November 21, 2024, which “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is incorporated herein by reference.

Business and Overview

Pacaso operates a technology enabled real estate marketplace that facilitates the seamless purchase and management of co-owned vacation homes. We pre-aggregate consumer demand for up to eight different co-owners for a particular home and facilitate the creation and ongoing management of the Holding SPE that holds the title of the home. The Company, through a wholly-owned subsidiary is the “Non-member Manager” of the Holding SPE’s or the owner representative responsible for appointing the program manager. We operate our business under the following two segments: (1) co-ownership real estate sales and financing and (2) property operations discussed further below. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented. The selected consolidated statements of operations data as of and for the year ended December 31, 2021 has been derived from our consolidated financial statements that are not included in this Offering Circular.

Key Factors Affecting our Performance

Current Macroeconomic Conditions and the Real Estate Market

Our business and operating results are impacted by the general economic conditions and health of the real estate market. Throughout 2023, a number of macroeconomic conditions contributed to the slowdown in the real estate market, impacting our business and financial results during the year ended December 31, 2023. These conditions include, but are not limited to, the volatility in the housing markets, rising inflation, and rapidly rising mortgage interest rates. According to a Redfin analysis of Home Mortgage Disclosure Act (HMDA) data covering purchases of second homes, U.S. demand for vacation home mortgages fell 40% in 2023 compared to 2022 and down 65% from the height of the pandemic housing boom in 2021, highlighting the hesitation by both buyers and sellers. These conditions have contributed toward slowed consumer demand and declining real estate transaction volume. While we continue to assess the effects of the current slowdown on our business and financial results, the ultimate impact will depend on future developments, which are highly uncertain and difficult to predict, as well as the actions that we have taken, or will take, to minimize any current and future impact.

Geography & Market Footprint

We operate across the U.S., as well as in key international markets such as Cabo San Lucas, Mexico, Paris, France and London, England, affording us natural diversification across our inventory portfolio. We believe there is a significant opportunity to both increase market penetration in our existing markets and to grow our business through new market expansion over the long-term.

We intend to be flexible when assessing our entry into new markets. We have historically looked to expand into new markets with qualities similar to our existing markets as well as strong presence of nearby amenities. We believe the scale and versatility of our platform will allow us to continue to expand into new markets, with our primary barriers to entry consisting largely of capital needed to expand operations, the tendency of consumers to adopt our real estate offerings, and macroeconomic conditions.

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Due to the deteriorating macroeconomic environment in 2023, we slowed down our new market expansion plans and exited a few markets. Recently, we have seen significant interest in international markets, such as Cabo San Lucas, Mexico, Paris, France and London, England where we have been able to pre-aggregate customers ahead of the initial acquisition of the real estate. Based on this pre-aggregation of demand, we facilitated the purchase of several new homes in Cabo San Lucas, Mexico and our first home in Paris, France. We believe international markets will continue to be a large part of our growth story.

Real Estate Services

We focus on creating a seamless ownership experience that meets the unique needs of our customers. Over the last three years we have strategically invested in growing our real estate services business lines, resulting in significant growth, even in a challenging macroeconomic environment. In 2021, we expanded our product offerings to include financial services, where we facilitate financing to customers for the purchase of a unit and charge an origination fee for that service. In 2022, we internalized our property management services in select markets where we had critical mass, which allowed us to earn a property management fee instead of utilizing third party property managers. In 2023, we further expanded our product offering to include management of repairs and maintenance in select markets, which allowed us to earn a project management fee related to specific maintenance projects for our customers. Our real estate services are recurring in nature and will be a larger part of our gross profit and margin expansion over time. We expect to continue to strategically invest in our real estate services offerings which will enhance our financial performance.

Inventory Management

Managing our inventory position effectively is a critical part of our risk management framework, impacting our liquidity position and overall financial performance. Since our inception, we have prioritized investment in our ability to identify demand in both markets and homes, and our forecasting and pricing capabilities, and will continue to do so. As part of our overall risk management framework, we consider both individual market and aggregate portfolio exposures. We typically seek to maximize liquidity and inventory health through monitoring holding periods and portfolio aging.

Given the macroeconomic pressures during 2023, we prioritized managing our inventory on the balance sheet down through a number of strategic initiatives. As of December 31, 2023, we had real estate inventory and real estate investments, excluding holding SPE lines of credit, of $85.2 million, down 37.7% from $136.7 million at December 31, 2022 and down 65% from $241.5 million at our peak in June 2022. While selling whole homes is not a core business activity, we opportunistically sold assets in 2023 and 2022 for a total of $22.1 million and $52.4 million, respectively. The whole home sales in 2023 and 2022 were sold at a gross profit loss of 11.4% and 10.5%, respectively, but derisked the balance sheet and provided us with necessary liquidity.

Furthermore, in 2023 we developed a new product offering called Pacaso NOW that would let owners experience a Pacaso home through a program which allowed owners to pay an annual fee to utilize the asset with the option to convert into ownership. The fee was used to offset the carry cost of existing inventory and helped convert potential customers, because we offered an incentive that applied a portion of the fee towards the down payment. The program had a conversion rate of over 50%. Strategic initiatives such as those described are an integral aspect of our comprehensive risk management framework.

Additionally, we made strategic investments in technology that enable us to further limit our reliance on holding inventory on the balance sheet. This includes the implementation of a cutting-edge marketplace platform that facilitates seamless transactions and optimizes inventory management processes. By leveraging technology, we aim to streamline operations and reduce holding costs, thereby enhancing our overall efficiency and financial performance.

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Inventory Financing

Our business model requires significant capital to purchase real estate inventory and real estate investments. Inventory financing is a key enabler of our growth, and we rely on our access to asset level mortgage financing, which primarily consists of Holding SPE lines of credit with multiple third-party financial institutions, acquisition lines of credit with a third-party financial institution, and Regulation D debt offerings to finance our home acquisitions. The loss of adequate access to these types of facilities, or the inability to maintain these types of facilities on favorable terms, would impair our performance. See “Liquidity and Capital Resources.”

Investments in Technology

Our proprietary technology platform is instrumental in connecting prospective buyers with luxury vacation homes and streamlining the co-ownership process from property purchase to ongoing management. Continued investment in our technology platform is a key factor impacting our ability to deliver a streamlined and integrated co-ownership process and provide a high-quality customer experience at a low cost.

During the years ended December 31, 2023, and 2022, we continued to invest significantly in our technology platform, capitalizing $1.8 million and $3.7 million, respectively, of website and software development costs. These capitalized software costs principally related to the development of Pacaso’s mobile applications, SmartStay booking technology, automation of home operations, and the shopping experience with curated homes on the website. These investments, particularly our enhancements and additions of advanced features such as smart scheduling and an online co-ownership marketplace, are significant drivers of our current and future success.

Our technology development is spearheaded by a team of experts with previous experience at leading technology and real estate companies such as Zillow, Redfin, Amazon, Google, Meta, Yahoo, and SAP Concur. This wealth of expertise has enabled us to incorporate the latest advancements in technologies such as artificial intelligence (“AI”) and IoT-based home automation to enhance our customer engagement and property operations:

1.	Curating Pacaso-Worthy Homes: We utilize AI-driven computer vision technology to analyze home photos, ensuring each home meets our stringent quality standards. This technology helps us efficiently identify and select properties that are ideal for co-ownership.

2.	Neighborhood Analysis and Personalization: Our machine learning (“ML”) models help us select the optimal locations for Pacaso homes. We also leverage ML models to personalize home recommendations and email content, tailoring our communications to meet the specific preferences and needs of prospective buyers.

3.	Advanced Customer Assistance: Leveraging AI advancements in large language models, we are developing AI-powered customer chat capabilities. These enhancements will assist customers throughout the purchasing process as well as during their Pacaso stays, providing timely information and support.

4.	Comprehensive Home Operations Automation: We employ a hybrid approach of building system integrations and orchestration across different software solutions, including both our proprietary software and third-party systems. This comprehensive automation ranges from lock code management and scheduling and coordination of cleaning services, to managing home expenses and vendor payments. Additionally, we utilize various IoT sensors in many of our homes for proactive maintenance, ensuring optimal operation and upkeep of each property.

These technological advancements, driven by AI and automation, not only enhance the customer experience but also allow us to manage our properties more efficiently, contributing to our growth and success in the luxury vacation home co-ownership market.

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Regulations Permitting or Limiting our Offerings

The real estate industry is subject to various national, state, local laws and regulations, and our operations in certain markets result in additional exposure to such regulations. These regulations may permit or impose limitations on certain aspects of our offerings. When these regulations and limitations on our offerings are significant, we may consider selling entire homes and exiting the market entirely. As mentioned above, the sale of whole homes is not a core focus of our ongoing business. We remain committed to complying with all relevant regulations and adapting our operations as necessary to comply with regulations, while continuing to provide an exceptional co-ownership product to our customers.

Recent Developments

Regulation D Offerings

During March 2024, the Company commenced an additional tender process to raise debt funds via a SEC Regulation D offering. Through July 30, 2024 the Company has raised approximately $7.4 million of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable.

Key Business Metrics

Management has identified the following key business metrics to evaluate our performance, identify trends, develop financial projections and guide strategic decision-making. Accordingly, these key business metrics are intended to offer investors and stakeholders valuable insights into our business performance and operations. It is important to note that these key business metrics are provided for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may vary from similarly titled metrics or measures presented by other companies.

Total Units Transacted

A unit represents a ⅛ co-ownership membership interest in a property. Resales and other is primarily comprised of units transacted where the Company receives a fixed fee upon a successful resale between two third-parties and Pacaso NOW, which are reflected in real estate services on our statements of operations. Units transacted represents the total number of ownership units in a property transacted by Pacaso within a specified period included in revenue and gain from real estate investments on our statements of operations. Deferred units represent units transacted where the Company cannot yet recognize revenue or gain from real estate investments until certain performance obligations are completed. The following metric is useful to management to understand the volume of transactions completed during a given time period.

	Year Ended December 31,
	2023	2022	2021
Resales and other	191	59	6
Units transacted	138	534	386
Total units transacted	329	593	392
Deferred units	(16)	(11)	-
Total units transacted, net of deferred units	313	582	392

Gross real estate transacted and margin

We define Gross real estate transacted as the total dollar value, less any concessions, of co-ownership transacted during the period which includes co-ownership real estate sales, gain from real estate investments presented gross as well as whole home real estate sales transacted, and the applicable margin on such transactions after subtracting the cost of the underlying real estate. The table detailing the components is shown below, which is an indication of the performance of our core business offering of selling co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period, which ultimately impacts gross profit further discussed in segments.

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	Year Ended December 31,			2022 to 2023		2021 to 2022
	2023	2022	2021	$ Change	% Change	$ Change	% Change

Gross real estate transacted	$118,095,311	$486,211,893	$273,593,925	$(368,116,582)	-76%	$212,617,968	78%
Gross real estate transacted margin %	6.3%	8.7%	10.4%	-2.4%	-28%	-1.8%	-17%

Whole home real estate transacted	$22,140,229	$52,438,528	$13,375,000	$(30,298,299)	-58%	$39,063,528	292%
Whole home real estate transacted margin	-11.4%	-10.5%	7.3%	-0.9%	9%	-17.8%	-244%

Gross real estate transacted, less whole home sales	$95,955,082	$433,773,365	$260,218,925	$(337,818,283)	-78%	$173,554,439	67%
Gross real estate transacted, less whole home sales margin %	10.4%	11.0%	10.6%	-0.6%	-6%	0.4%	4%

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Adjusted Gross Profit

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in inventory at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. We define Adjusted Gross Margin as Adjusted Gross Profit as a percentage of Gross Real Estate Transacted and Services.

We view this metric as an important measure of business performance, as it captures gross margin performance related to units transacted in a given period and provides comparability across reporting periods.

	Year Ended December 31,
	2023	2022	2021

Gross profit (GAAP)	15,174,825	$43,798,905	$28,764,020

Adjustments- add back (deduct):
Amortization of developed technology (1)	2,296,024	1,651,656	478,018
Inventory valuation adjustments- Current period (2)(3)	919,000	7,774,733	-
Inventory valuation adjustments- Prior periods (2)(4)	(5,738,678)	-	-
Share-based compensation	48,687	-	-
Adjusted gross profit	$12,699,858	$53,225,294	$29,242,038

(1)	Amortization of capitalized internally developed technology.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(4)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

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Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, fair value adjustments, unrealized gain or loss on foreign currency, non-recurring impairment and write-offs, derivative expense and restructuring expense further described below. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA in this Offering Circular because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

	Year Ended December 31,
	2023	2022	2021
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(36,142,220)	$(81,841,909)	$(43,031,429)

Interest expense- net	4,940,140	11,606,948	6,073,426
Income tax expense	63,282	23,464	1,912
Depreciation and amortization	2,688,226	1,855,273	521,497
Share-based compensation	2,547,618	5,229,108	3,118,164
Non-recurring expense (1)	2,672,161	368,203	-
Fair value adjustments (2)	-	-	1,951,191
Inventory valuation adjustments- Current period (3)(4)	919,000	7,774,733	-
Inventory valuation adjustments- Prior periods (3)(5)	(5,738,678)	-	-
Unrealized foreign currency (gain) or loss	(367,133)	459,799	-
Impairment and write-off expense (6)	568,185	146,675	-
Derivative expense (7)	166,476	218,911	-
Restructuring expense (8)	883,331	1,871,503	-
Adjusted EBITDA	$(26,799,612)	$(52,287,292)	$(31,365,239)

(1)	The year ended December 31, 2023 primarily consisted of one-time expenses related to the write-off of receivables from SPE’s and one-time costs the Company agreed to pay on behalf of certain SPE’s as well as legal settlements. The year ended December 31, 2022 is comprised of fees related to a potential initial public offering that was discontinued during the year ended December 31, 2022.

(2)	Represents the change in fair value of Simple Agreements for Future Equity investments converted to preferred shares.

(3)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(4)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(5)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(6)	The year ended December 31, 2023 is primarily comprised of the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence and during the year ending December 31, 2022 primarily represents the disposal of property and equipment related to an office buildout in Spain that was discontinued.

(7)	Expense related to EUR to USD currency derivatives treated as freestanding derivatives that matured in May 2023.

(8)	Restructuring costs consist primarily of severance and employee terminations benefits related to strategic restructuring plans to streamline operations and reduce overhead cost.

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Components of Real Estate Investments, net, and Real Estate Inventory, net and debt

Components of real estate investments, net and real estate inventory, net is an important metric so that management has an understanding of the total gross asset value combined, excluding the impact of associated debt, as real estate investments, net is presented net of holding SPE lines of credit on the Balance Sheet. Holding SPE lines of credit represents lending arrangements and lines of credit obtained from third-party lenders. The company compares the total asset level debt versus the total real estate inventory and real estate investment assets to manage leverage across the portfolio.

	2023	2022	2021
Real Estate Investments, Net:
Real estate investment assets	$39,967,820	$112,418,217	$99,351,553
Holding SPE lines of credit liabilities	24,462,785	67,794,513	34,114,102
Real estate investments, net	15,505,035	44,623,704	65,237,451

Real estate inventory	45,244,932	24,289,654	37,109,936
Real estate investment assets	39,967,820	112,418,217	99,351,553
Total real estate inventory and real estate investment assets excluding holding SPE lines of credit	$85,212,752	$136,707,871	$136,461,489

Debt:
Holding SPE lines of credit	57,589,730	83,200,613	41,402,939
Acquisition financing line of credit	12,056,558	28,698,829	49,694,325
Total asset level debt	69,646,288	111,899,442	91,097,264
Total asset level debt as a % of total real estate inventory and real estate investment assets excluding holding SPE lines of credit	82%	82%	67%
Corporate credit facilities	-	27,018,766	-
Regulation D offerings	7,855,000	-	-
Holding SPE lines of credit netted in Real Estate Investments	(24,462,785)	(67,794,513)	(34,114,102)
Total debt (GAAP)	$53,038,503	$71,123,695	$56,983,162

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Components of Results of Operations

Consolidation and Real Estate Investment Accounting — Co-ownership

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. For additional information on consolidation and real estate investments accounting, refer to Note 2 and Note 3 in our Notes to Consolidated Financial Statements. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Real estate sales, net

We generate real estate sales revenue from the initial sale of partial membership interests in single family real estate upon deconsolidation of the Holding SPE and the revenue is recorded net of any discounts, or concessions, that may be granted.

Gain on real estate investment sales

All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted.

Real estate services

Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, including fees related to Members who finance, fees earned for resales between two third parties and recurring management fees for property and LLC program management and the SmartStay™ technology. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest.

Cost of real estate and real estate services

The Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Sales and marketing

Sales and marketing costs consist primarily of personnel-related expenses, including share-based compensation, commissions paid to third-party real estate brokers and expenses related to sales and marketing.

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General and administrative

General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees.

Operations

Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding costs

Holding costs include equity method earnings and losses from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost.

Technology and development

Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs.

Depreciation

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2023 and 2022, property and equipment consisted of computer and computer related equipment with an estimated useful life of 3 years.

Interest expense

Interest expense consists primarily of expenses related to Holding SPE lines of credit, acquisition financing interest expense and amortization of debt issuance costs on those lines of credit.

Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States.

We have a valuation allowance for our net deferred tax assets, including federal and state net operating loss carryforwards. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States. We recognize interest and penalties related to income tax matters in income tax expense if incurred.

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Results of Operations

The following table sets forth our consolidated results of operations and includes a discussion of significant items explaining the changes for the periods presented:

	Year ended December 31,			2022 to 2023 Change		2021 to 2022 Change
	2023	2022	2021	Change in $	Change in %	Change in $	Change in %
REVENUE:
Revenue	$90,063,260	$219,084,697	$127,336,392	$(129,021,437)	(59)%	$91,748,305	72%
Cost of Revenue	74,888,435	175,285,792	98,572,372	(100,397,357)	(57)%	76,713,420	78%

Gross Profit	15,174,825	43,798,905	28,764,020	(28,624,080)	(65)%	15,034,885	52%

Operating Expenses:
Sales and marketing	14,394,504	67,217,151	42,439,041	(52,822,647)	(79)%	24,778,110	58%
General and administrative	15,747,348	26,408,056	15,081,485	(10,660,708)	(40)%	11,326,571	75%
Technology and development	5,354,756	9,031,590	2,207,595	(3,676,834)	(41)%	6,823,995	309%
Operations	6,158,011	6,701,816	1,634,246	(543,805)	(8)%	5,067,570	310%
Holding costs	4,135,269	4,843,776	2,301,780	(708,507)	(15)%	2,541,996	110%
Depreciation	147,622	203,617	43,479	(55,995)	(28)%	160,138	368%
Total operating expenses	45,937,510	114,406,006	63,707,626	(68,468,496)	(60)%	50,698,380	80%

Loss from Operations	(30,762,685)	(70,607,101)	(34,943,606)	39,844,416	(56)%	(35,663,495)	102%

Interest expense	(9,274,200)	(13,348,568)	(6,128,075)	4,074,368	(31)%	(7,220,493)	118%
Interest income	4,334,060	1,741,621	54,649	2,592,439	149%	1,686,972	3087%

Other income (expense)	(376,112)	395,603	(2,012,485)	(771,715)	(195)%	2,408,088	(120)%

Loss before income taxes	(36,078,937)	(81,818,445)	(43,029,517)	45,739,508	(56)%	(38,788,928)	90%

Income tax expense	63,282	23,464	1,912	39,818	170%	21,552	1127%

Net loss	$(36,142,219)	$(81,841,909)	$(43,031,429)	$45,699,690	(56)%	$(38,810,480)	90%

Revenue

2023 Compared to 2022. Revenue decreased by $129.0 million, or 59%, in 2023 compared to 2022, primarily due to lower volume of unit sales. We sold 313 units in 2023, compared to 582 units in 2022, representing a decrease of 46%. The decrease in units sold was driven by various macroeconomic factors including increased interest rates and inflation, which led to consumers uncertainty with respect to purchasing real estate and reduced marketing spend. Furthermore, the decrease in revenue is also attributable to the change in mix of unit types transacted. In 2023, Resales and Other units transacted represented 61% of the total units transacted, net of deferred units, compared to 10% in 2022.

2022 Compared to 2021. Revenue increased by $91.7 million, or 72%, in 2022 compared to 2021. The increase in revenue was primarily attributable to higher volume of unit sales in 2022 compared to 2021. We sold 582 units during the year ended December 31, 2022, compared to 392 units during the year ended 2021. The increase in units sold was driven by market expansion, enhanced marketing efforts, and increased brand awareness through increased marketing spend in 2022.

Cost of Revenue and Gross Profit

2023 Compared to 2022. Cost of revenue decreased by $100.4 million, or 57% in 2023 compared to 2022, primarily due to lower volume of unit sales, as discussed above, and lower volume of whole home dispositions. Whole homes cost of sales were $24.7 million in 2023 compared to $57.9 million in 2022. Gross profit decreased by $28.6 million, or 65% in 2023 compared to 2022.

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2022 Compared to 2021. Cost of revenue increased by $76.7 million, or 78% in 2022 compared to 2021, primarily due to higher volume of unit sales, as discussed above, and higher whole homes dispositions. Whole homes cost of sales were $57.9 million in 2022 compared to $12.4 million in 2021. Gross profit increased by $15.0 million, or 52% in 2022 compared to 2021.

Sales and Marketing

2023 Compared to 2022. Sales and Marketing expenses decreased by $52.8 million, or 79% in 2023 compared to 2022. During mid-year 2022, we implemented a number of cost reduction initiatives to reduce cash burn, which continued throughout 2023 and included reducing marketing brand spend and opting for a more targeted approach to marketing our product, and reducing employee headcount. In addition, the reduction of units sold contributed to reductions in sales commissions.

2022 Compared to 2021. Sales and Marketing expenses increased by $24.8 million, or 58% in 2022 compared to 2021, primarily due to an increase in marketing spend and expansion of our team to support future growth, mostly in the first half of 2022, after which marketing spend was reduced due to the volatility in the U.S. housing market during the later half of 2022. In addition, the increase of units sold contributed to an increase in sales commissions.

General and Administrative

2023 Compared to 2022. General and administrative expenses decreased by $10.7 million, or 40% in 2023 compared to 2022. The decrease is partially attributable to cost reduction initiatives, including lower employee headcount cost, legal expenses and other costs. Additionally, share-based compensation decreased by $3.0 million to $1.0 million in 2023 as compared to $4.0 million in 2022, primarily due to the full vesting of certain equity awards to our two co-founders in February 2023.

2022 Compared to 2021. General and administrative expenses increased by $11.3 million, or 75% in 2022 compared to 2021. The increase was primarily due to higher employee headcount cost, legal expense increase to $3.2 million in 2022 versus $1.4 million in 2021 and other costs related to expansion efforts.

Technology and Development

2023 Compared to 2022. Technology and development expenses decreased by $3.7 million, or 41% in 2023 compared to 2022. The decrease in technology and development expenses was primarily attributable to cost reduction initiatives, primarily headcount reduction which decreased wages, taxes and benefits by $2.7 million to $2.9 million in 2023 from $5.6 million in 2022.

2022 Compared to 2021. Technology and development expenses increased by $6.8 million, or 309% in 2022 compared to 2021. The increase in technology and development expenses was primarily due to an expansion of our team to support future growth, primarily headcount expansion which increases wages, taxes and benefits by $4.4 million to $5.6 million in 2023 from $1.2 million in 2022. Additionally, the capitalization rates of internally developed technology related to certain technology personnel’s wages, taxes and benefits during 2022 were between 25% to 50% compared to 50% to 80% during 2021.

Operations

2023 Compared to 2022. Operations expenses decreased by $0.5 million, or 8% in 2023 compared to 2022. The decrease in operations expenses was primarily related to personnel-related expenses which decreased by $2.1 million to $3.4 million in 2023 compared to $5.5 million in 2022, partially offset by an increase in share-based compensation which increased by $0.9 million in 2023 compared to 2022, primarily related to a type-III modification improbable to probable (see Note 10. Share-Based Compensation Plans in our Notes to Consolidated Financial Statements).

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2022 Compared to 2021. Operations expenses increased by $5.1 million, or 310% in 2022 compared to 2021. The increase in operations expenses was primarily related to personnel-related expenses which increased by $4.0 million to $5.5 million in 2022 from $1.6 million in 2021.

Holding Costs

2023 Compared to 2022. Holding costs decreased by $0.7 million, or 15% in 2023 compared to 2022. The decrease in holding costs was primarily due to lower real estate inventory and real estate investments held during 2023 as discussed above.

2022 Compared to 2021. Holding costs increased by $2.5 million, or 110% in 2022 compared to 2021. The increase in holding costs was primarily due to higher real estate inventory and real estate investments held during 2022, primarily during the first half of 2022 when real estate inventory and real estate investments were at their highest levels as discussed above.

Depreciation Expense

2023 Compared to 2022. Depreciation expense decreased $55,995 to $147,622 for the fiscal year ending December 31, 2023 from $203,617 in 2022. The decrease was related to disposals of property and equipment primarily related to an office buildout in Spain in late 2022.

2022 Compared to 2021. Depreciation expense increased $160,138 to $203,617 for the fiscal year ending December 31, 2022 from $43,479 in 2021. The increase was related to an increase in purchases of property and equipment in support of growth initiatives.

Interest Expense

2023 Compared to 2022. Interest expense for the fiscal years ended December 31, 2023 and 2022 were $9.3 million and $13.3 million, respectively. The decrease in interest expense was primarily due to lower real estate inventory and real estate investments held during 2023 resulting in lower debt balances, primarily on the acquisition line of credit which had an average outstanding balance during 2023 of $20.7 million versus $33.2 million during 2022.

2022 Compared to 2021. Interest expense for the fiscal years ended December 31, 2022 and 2021 were $13.3 million and $6.1 million, respectively. The increase in interest expense was primarily due to higher real estate inventory and real estate investments held during 2022 resulting in higher debt balances, primarily on the acquisition line of credit which had an average outstanding balance during 2022 of $33.2 million versus $28.3 million during 2021. Additionally, the acquisition line of credit was new in April 2021 and there was no balance during the first quarter of 2021.

Interest Income

2023 Compared to 2022. Interest income for the fiscal years ended December 31, 2023 and 2022 were $4.3 million and $1.7 million, respectively. The increase in interest income was primarily due to higher yields earned on cash and cash equivalent deposits on hand due to general macro conditions.

2022 Compared to 2021. Interest income for the fiscal years ended December 31, 2022 and 2021 were $1.7 million and $0.1 million, respectively. The increase in interest income was primarily due to higher yields earned on cash and cash equivalent deposits on hand due to general macro conditions.

Other Income and (Expense)

Other income and (expense) for the fiscal years ended December 31, 2023, 2022 and 2021 were ($376,112), $395,603 and ($2,012,485), respectively. Fiscal year 2023 was primarily related to a fee related to the early termination of a certificate of deposit and legal settlements, fiscal year 2022 was primarily related to gains from marketable securities and fiscal year 2021 was primarily related to the change in fair value of Simple Agreements for Future Equity investments converted to preferred shares.

SEGMENT OVERVIEW

We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our CODM evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides services to facilitate owner financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments, the sale of whole homes and Pacaso NOW fees.

Property Operations

The Company enters into management agreements with all of the Holding SPE’s to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling and subsequent replacement of furnishings. Other services in the property operation segment during 2023 primarily consist of services related to alarm monitoring and smart locks and during 2022 primarily consist of fees related to monthly usage of a single property as well as fees paid for early access to new listings.

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Segment Results

The following tables present our revenues and gross profit by segment for the year ended December 31, 2023, compared to the years ended December 31, 2022, and 2021.

	Year ended December 31,			2022 to 2023 Change		2021 to 2022 Change
	2023	2022	2021	Change in $	Change in %	Change in $	Change in %
SEGMENTS:
Co-ownership real estate and financing	$54,340,833	$194,620,767	$123,720,613	$(140,279,934)	(72)%	$70,900,154	57%
Property operations	5,206,191	3,560,472	262,405	1,645,719	46%	3,298,067	1257%
Total revenue	59,547,024	198,181,239	123,983,018	(138,634,215)	(70)%	74,198,221	60%

SEGMENTS COST OF REVENUE:
Co-ownership real estate and financing	39,034,382	150,750,887	94,740,980	(111,716,505)	(74)%	56,009,907	59%
Property operations	3,041,792	1,979,791	-	1,062,001	54%	1,979,791	NM
Total cost of revenue	42,076,174	152,730,678	94,740,980	(110,654,504)	(72)%	57,989,698	61%
TOTAL SEGMENT GROSS PROFIT	$17,470,850	$45,450,561	$29,242,038	$(27,979,711)	(62)%	$16,208,523	55%

Co-ownership Real Estate and Financing Results

The following tables presents our revenues and gross profit for co-ownership real estate and financing by various components for the year ended December 31, 2023, compared to the years ended December 31, 2022, and 2021.

	Year ended December 31,			2022 to 2023 Change		2021 to 2022 Change
	2023	2022	2021	Change in $	Change in %	Change in $	Change in %
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$36,996,406	$154,873,186	$104,367,884	$(117,876,780)	(76)%	$50,505,302	48%
Real estate investment sales	7,706,967	36,004,195	18,138,557	(28,297,228)	(79)%	17,865,638	98%
Co-ownership real estate services (1)	9,637,460	3,743,387	1,214,172	5,894,073	157%	2,529,215	208%
Total Co-ownership sales	54,340,833	194,620,767	123,720,613	(140,279,934)	(72)%	70,900,154	57%

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	37,290,707	148,741,490	93,969,119	(111,450,782)	(75)%	54,772,371	58%
Co-ownership real estate services	1,743,676	2,009,397	771,861	(265,722)	(13)%	1,237,536	NM
Total cost of Co-ownership real estate and financing	39,034,383	150,750,887	94,740,980	(111,716,504)	(74)%	56,009,907	59%
SEGMENT GROSS PROFIT	$15,306,450	$43,869,880	$28,979,633	$(28,563,430)	(65)%	$14,890,247	51%

(1)	Co-ownership real estate services includes fees earned from facilitating financing, resales and Pacaso NOW.

Co-Ownership Real Estate and Financing Sales

2023 Compared to 2022. Co-ownership real estate and financing sales segment revenue decreased by $140.3 million, or 72%, in 2023 compared to 2022, primarily due to lower volume of unit sales. We sold 313 units in 2023, compared to 582 in 2022, representing a decrease of 46%. The decrease in units sold was driven by various macroeconomic factors including increased interest rates and inflation, which led to consumers uncertainty with respect to purchasing real estate. Furthermore, the decrease in revenue is also attributable to the change in mix of unit types transacted. In 2023, Resales and Other units transacted represented 61% of the total units transacted, net of deferred units, compared to 10% in 2022.

2022 Compared to 2021. Co-ownership real estate and financing sales segment revenue increased by $70.9 million, or 57%, in 2022 compared to 2021. The increase in revenue was primarily attributable to higher volume of unit sales in 2022 compared to 2021. We sold 582 units during the year ended December 31, 2022, compared to 392 units during the year ended 2021. The increase in units sold was driven by market expansion, enhanced marketing efforts, and increased brand awareness.

Co-Ownership Real Estate and Financing Cost Of Sales and Gross Profit

2023 Compared to 2022. Co-ownership real estate and financing segment cost of sales decreased by $111.7 million, or 74% in 2023 compared to 2022, primarily due to lower volume of unit sales, as discussed above, and lower volume of whole home dispositions. Whole homes cost of sales were $24.7 million in 2023 compared to $57.9 million in 2022. Segment gross profit increased to 28.2% in 2023 from 22.5% in 2022, primarily attributable to resales and other’s high margin of 83.7%. Additionally, in 2022 the Company recorded a write-down of $7.7 million against real estate inventory and real estate investments where the carry amount or basis was not expected to be recovered.

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2022 Compared to 2021. Co-ownership real estate and financing segment cost of sales increased by $56.0 million, or 59% in 2022 compared to 2021, primarily due to higher volume of unit sales, as discussed above, and higher whole homes dispositions. Whole homes cost of sales were $57.9 million in 2022 compared to $12.4 million in 2021. Segment gross profit decreased slightly to 22.5% in 2022 from 23.4% in 2021, primarily attributable to whole home sales and the write-down in 2022 of $7.7 million described above.

Property Operations Results

The following tables present our revenues and gross profit for property operations by various components for the year ended December 31, 2023, compared to the years ended December 31, 2022, and 2021.

	Year ended December 31,			2022 to 2023 Change		2021 to 2022 Change
	2023	2022	2021	Change in $	Change in %	Change in $	Change in %
PROPERTY OPERATIONS:
Property management	$4,946,675	$3,142,039	$262,405	$1,804,636	57%	$2,879,634	1097%
Other services	259,516	418,433	-	(158,917)	(38)%	418,433	NM
Total Property operations sales	5,206,191	3,560,472	262,405	1,645,718	46%	3,298,067	1257%

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	2,981,955	1,979,679	-	1,002,277	51%	1,979,679	NM
Other services cost of sales	59,838	113	-	59,725	52986%	113	NM
Total cost of Property operations	3,041,793	1,979,792	-	1,062,002	54%	1,979,792	NM
SEGMENT GROSS PROFIT	$2,164,397	$1,580,681	$262,405	$583,717	37%	$1,318,276	502%

Property Operations Sales

2023 Compared to 2022. Property operations segment revenue increased by $1.6 million, or 46%, in 2023 compared to 2022, primarily due to the increase in the number of units under management from 1,024 units in 2022 to 1,136 units in 2023.

2022 Compared to 2021. Property operations segment revenue increased by $3.3 million in 2022 compared to 2021. This significant growth is attributed to our decision to internalize the property management function, allowing us to better control the owner experience and eliminate the use of third-party property managers in select markets. The number of units under management increased from 552 units in 2021 to 1,024 units in 2022.

Property Operations Cost Of Sales and Gross Profit

2023 Compared to 2022. Property operations segment cost of sales increased by $1.0 million, or 54%, in 2023 compared to 2022, primarily due to the increase in units under management, as discussed above. Additionally, as the Company internalized property management and maintenance personnel wages and related costs increased by $1.0 million to $3.0 million in 2023 from $2.0 million in 2022. Gross profit increased from $1.6 million to $2.2 million and gross margin decreased slightly from 44.4% to 41.6% for the years ended December 31, 2022 and December 31, 2023, respectively. The decrease in gross profit margin is attributable to increased personnel and related cost outpacing the increase in corresponding revenues.

2022 Compared to 2021. Property operations segment cost of sales increased by $2.0 million in 2022 compared to 2021, primarily due to the decision to internalize property management, as discussed above. There was no internalized property management cost of sales in 2021. Gross profit increased from $0.3 million in 2021 to $1.6 million in 2022 due to the internalization of property management discussed above.

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Segment Reconciliation to GAAP Gross Profit

The table below reconciles our segments to GAAP revenue, cost of sales and gross profit:

	Year ended December 31,			2022 to 2023 Change		2021 to 2022 Change
RECONCILATION TO GAAP GROSS PROFIT	2023	2022	2021	Change in $	Change in %	Change in $	Change in %
TOTAL GROSS PROFIT (GAAP)	$15,174,826	$43,798,905	$28,764,020	$(28,624,079)	(65)%	$15,034,885	52%

Total segments revenue	59,547,024	198,181,239	123,983,018	(138,634,215)	(70)%	74,198,221	60%
Other non-segment revenue:
Reimbursable sales	30,516,236	20,903,457	3,353,374	9,612,780	46%	17,550,083	523%
Total revenue (GAAP)	90,063,260	219,084,696	127,336,392	(129,021,435)	(59)%	91,748,304	72%

Total segments cost of revenue	42,076,174	152,730,678	94,740,980	(110,654,504)	(72)%	57,989,698	61%
Other non-segment cost of revenue:
Reimbursable cost of sales	30,516,236	20,903,457	3,353,374	9,612,780	46%	17,550,083	523%
Amortization of developed technology	2,296,024	1,651,656	478,018	644,368	39%	1,173,639	246%
Total cost of revenue (GAAP)	74,888,435	175,285,791	98,572,372	(100,397,356)	(57)%	76,713,419	78%
TOTAL GROSS PROFIT (GAAP)	$15,174,826	$43,798,905	$28,764,020	$(28,624,079)	(65)%	$15,034,885	52%

Liquidity and Capital Resources

Our main sources of liquidity have historically consisted of cash generated from financing activities including equity and debt fundraising activities. At December 31, 2023, the Company had cash and cash equivalents of $39.6 million which consisted of cash on hand at financial institutions and highly liquid investments with original maturities of three months or less at the date of purchase.

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds and a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances. See full description of the Company’s financing arrangements as of December 31, 2023 and 2022 in Note 8 - Financing Arrangements in our Notes to Consolidated Financial Statements. The Company believes that its revenues and current cash will be sufficient to continue to fund its operations beyond the next 12 months. The Company intends to raise capital through its Regulation A offering and is not dependent on the Regulation A proceeds to operate for the next 12 months.

We expect our working capital requirements to increase over time in order to expand and execute on our business plan. We believe that our cash on hand, together with our operations and funds raised through its Regulation A offering will be sufficient to meet short-term working capital and capital expenditure requirements for at least the next 12 months. We currently have no commitments with any person for any capital expenditures, with the exception of immaterial purchases of property and equipment necessary for employees. However, our ability to fund our working capital requirements will depend in part on the real estate market conditions in which we operate and in various other general economic, financial, competitive, legislative, regulatory, geopolitical and other conditions which may be beyond our control. Depending on these and other factors, we may seek additional financing.

The Company has agreed with certain Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders. The fair value of such guarantees is immaterial.

Historically our financing activities primarily include equity and debt financing activities as well as borrowings and repayments of Holding SPE lines of credit and utilization of our acquisition financing line of credit. Buying and selling of high-valued assets such as single family homes is cash intensive and has a significant impact on our liquidity and capital resources, which are further discussed below in the summarized cash flow information.

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Summarized Cash Flow Information

	Year ended December 31,
	2023	2022	2021
Cash Flow Data:
Net cash used in operating activities	$(28,337,857)	$(308,657,314)	$(234,939,893)
Net cash (used in) provided by investing activities	(1,776,828)	59,731,776	(68,349,934)
Net cash (used in) provided by financing activities	(14,690,368)	286,805,767	341,950,436

Cash Flows Used In Operating Activities

Net cash used in operating activities was $28.3 million, $308.7 million and $234.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2023, cash used in operating activities was impacted by our net loss of $36.1 million as well as an $8.2 million decrease in real estate inventory and real estate investments related to the purchases and sales of real estate during the year. For the year ended December 31, 2022, cash used in operating activities was primarily driven by the $33.4 million decrease in real estate inventory and real estate investments related to the purchases and sales of real estate during the year as well as our net loss of $81.8 million. For the year ended December 31, 2021, cash used in operating activities was primarily driven by a $72.7 million increase in real estate inventory and real estate investments as well as our net loss of $43.0 million.

Cash Flows (Used In) Provided By Investing Activities

Net cash (used in) provided by investing activities was $(1.8) million, $59.7 million and $(68.3) million for the years ended December 31, 2023, 2022 and 2021, respectively. For the year ended December 31, 2023, cash used in investing activities was primarily attributable to $1.8 million of capitalized labor related to technology development. For the year ended December 31, 2022, cash provided by investing activities was primarily attributable to $61.4 million in maturities of marketable securities. For the year ended December 31, 2021, cash used in investing activities was primarily attributable to $88.6 million in purchases of marketable securities, partially offset by the sale of $19.0 million of marketable securities.

Cash Flows (Used In) Provided By Financing Activities

Net cash (used in) provided by financing activities was $(14.7) million, $286.8 million and $342.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. For the year ended December 31, 2023, cash used in financing activities was primarily attributable to $86.0 million of debt repayment which excludes $48.0 million of non-cash assignment of debt to Holding SPE’s, partially offset by $70.3 million proceeds of debt. For the year ended December 31, 2022, cash provided by financing activities was primarily attributable to $443.6 million in debt proceeds, partially offset by $177.9 million of principal payments which excludes $222.3 million of non-cash assignment of debt to Holding SPE’s. For the year ended December 31, 2021, cash provided by financing activities was primarily attributable to $1.8 million, $127.4 million and $74.8 million of proceeds from the issuance of Series B preferred stock, Series C preferred stock and SAFE investments, respectively, as well as $246.5 million in debt proceeds, partially offset by $108.5 million of principal payments which excludes $61.2 million of non-cash assignment of debt to holding SPE’s.

Quantitative and Qualitative Disclosures About Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related primarily to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our total cash, cash equivalents, and marketable securities and the fair value of those securities, as well as interest paid on our debt.

We had cash and cash equivalents of $39.6 million as of December 31, 2023, which consisted of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Assuming no change in the outstanding borrowings on our credit facilities as of December 31, 2023, we estimate that a one percentage point increase in the applicable interest rates would have increased our annual interest expense by approximately $0.8 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Foreign currency Exchange Risk

We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition. As we do not maintain a significant balance of foreign currency, we do not believe an immediate 10% increase or decrease in foreign currency exchange rates relative to the U.S. dollar would have a material effect on our business, results of operations or financial condition.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our Board of Directors is elected annually by our shareholders. The Board of Directors appoints our executive officers annually. Our directors and executive officers as of February 25, 2025 are as follows:

Name	Position	Age	Term of Office	Expected Hours
Gregory Austin Allison	Chief Executive Officer, Director	39	2020 - Present	Full time

Joseph Maehler	Chief Investment Officer	43	2020 - Present	Full time

Daviak Shah	Chief Technology Officer	43	2020 - Present	Full Time

David Willbrand	Chief Legal Officer	54	2021– Present	Full time

Douglas Shankman	Chief Revenue Officer	39	2024-Present	Full time

Alvaro Cortes	Chief Financial Officer	42	2024-Present	Full time

Spencer Rascoff	Chairman of Board	48	2020-Present	5-10 hours per week

Lara Cumberland	Director	50	August 2024	1-2 hours per week

Malissia Clinton	Director	55	2021-Present	1-2 hours per week

Dan Levitan	Director	67	2020-Present	1-2 hours per week

Gregory Austin Allison, Director. Austin is also the CEO of Pacaso. After experiencing the profound effect a second home had on his own life, he co-founded Pacaso to make the dream of second home ownership a reality for more people. Pacaso is Austin’s second startup. In 2009, he founded dotloop in his hometown of Cincinnati, a company that created software to seamlessly manage real estate transactions. Zillow acquired dotloop in 2015, and Austin continued to run dotloop as a Zillow executive until 2018. Austin started selling real estate at the age of 18 and worked in residential and commercial real estate for a decade. Austin’s five-year work history is as follows:

Pacaso Inc. - Co-founder and Chief Executive Officer	January 2020 – Present
Houwzer - Board Member	January 2020 – January 2024
WineSociety – Chairman	January 2019 - January 2020
Zillow Group - Founder & GM, dotloop	August 2015 - December 2018

Joseph Maehler, Chief Investment Officer. Joe is the Chief Investment Officer for Pacaso and is responsible for all investment and capital markets activity at Pacaso. Joe previously led national investment efforts at Starwood Waypoint (NYSE: SWAY) where he leveraged technological solutions to acquire over 29,000 homes. He brings over 20 years of real estate debt and equity experience to Pacaso. Joe’s five-year work history is as follows:

Chief Investment Officer - Chief Investment Officer	December 2020 – Present
Buchanan Street Partners - Senior Vice President	November 2017 – December 2020

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David Willbrand, Chief Legal Officer. David is the Chief Legal Officer for Pacaso. Before joining Pacaso, David founded, grew and chaired one of the most prominent startup and venture capital legal practices in the Midwest. In addition to his role as Pacaso’s Chief Legal Officer, David is a Professor of Law at the University of Michigan and an Entrepreneur-in-Residence at Miami University. He is also the author of “Seed Deals: How to Grow from Startup to Venture Capital.” David’s five-year work history is as follows:

Pacaso Inc. - Chief Legal Officer	April 2021 – Present
Thompson Hine LLP - Associate/Partner	May 2004 – April 2021

Daivak Shah, Chief Technology Officer. Daivak is passionate about building scalable and efficient technology solutions from the ground up. He brings 20 years of experience managing all technical aspects of consumer and enterprise products. Previously Daivak was VP of engineering at Zillow responsible for real estate transaction experience and at Yahoo! led cross functional engineering teams for mobile products such as homepage and search. Daivak’s five-year work history is as follows:

Pacaso Inc. - Chief Technology Officer	March 2020 – Present
Zillow Group - Vice President of Engineering	September 2012 – March 2020

Alvaro Cortes, Chief Financial Officer. Alvaro Cortes, Pacaso’s Chief Financial Officer, brings over 15 years of expertise in building and leading finance, accounting and capital markets teams in real estate finance and investment banking. He spearheads Pacaso’s global financial and accounting operations, collaborating closely with executive leadership to define and execute business and growth strategies. Prior to joining Pacaso, Alvaro worked in investment banking covering the real estate sector at RBC Capital Markets and UBS, where he advised on M&A, debt and equity transactions exceeding $50 billion in value. He received his MBA from the Amos Tuck School at Dartmouth College and his BS in Civil Engineering from Florida State University. Alvaro’s five-year work history is as follows:

Pacaso Inc. - Chief Financial Officer	July 2024 - Present
Pacaso Inc. - Senior Vice President, Finance	May 2021 - July 2024
RBC Capital Markets - Director, Real Estate Investment Banking	April 2019 - May 2021
UBS - Associate/Director, Real Estate, Lodging & Leisure	September 2013 - April 2019

Douglas Shankman, Chief Revenue Officer. Doug is a growth-focused leader with over 15 years of experience scaling Property Technology companies from inception. Doug has driven revenue growth through data-driven strategies, sales optimization, and automation. Previously, Doug held executive positions at Crexi & Hemlane and has a proven track record of building high-performing teams and advising startups and venture capital firms. Douglas’ five-year work history is as follows:

Pacaso Inc. - Chief Revenue Officer	May 2024 – Present
CASAFARI - Advisor	October 2022 – Present
VendorPM - Advisor	September 2022 – Present
HemLane - Chief Revenue Officer	February 2023 – May 2024
CREXi - Vice President of Sales/Senior	October 2016 – January 2023
Vice President of Revenue

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Spencer Rascoff, Co-founder and Chairman of the Board. Spencer co-founded Pacaso with Austin Allison to broaden access to second home ownership. He is a serial entrepreneur who also co-founded Zillow and Hotwire, and was CEO of Zillow for a decade. Spencer is passionate about company culture, and at Zillow he created and maintained a culture that frequently won awards from places like Fortune Best Places to Work and Glassdoor. Today, Spencer is a frequent angel investor and advisor to startups, teaches entrepreneurship at Harvard University, and is on the board of Match Group and Varo Bank. Spencer’s five-year work history is as follows:

Pacaso Inc. - Co-founder and Chairman of the Board	June 2021 – Present
Match Group - Board Member	March 2024 – Present
Harvard University – Professor	January 2019 – Present
heyLibbi.ai - Co-founder	April 2023 – Present
Varo Bank - Board Member	April 2022 – Present
Queue - Co-founder and Chairperson	October 2022 – Present
Recon Food - Co-founder	June 2020 – Present
75 & Sunny - Co-founder and General Partner	May 2021 – Present
dot.LA - Co-founder and Executive Chairman	July 2019 – March 2024
Palantir Technologies - Board Member	June 2020 – June 2022
Supernova Partners - Co-Chair of Board of Directors	September 2020 – September 2021
TripAdvisor – Board Member	July 2013 – June 2020
Zillow Group - Co-founder, Board Member, and CEO	September 2005 – April 2020
Seattle Children’s Research Institute - Board Member	October 2013 – January 2020
Julep - Board Member	April 2013 – January 2020
Techstars Seattle – Mentor	August 2011 - January 2020

Malissia Clinton, Director. Malissia Clinton is an executive with considerable board experience and over 25 years of practice across multiple industries, including defense, aerospace, intelligence, advanced technologies and health care. Clinton is currently the Executive Vice President, General Counsel & Secretary at Meritage Homes Corporation, a publicly traded American real estate development company that constructs single-family detached homes across the United States. Clinton previously served as Senior Vice President, General Counsel and Secretary at Los Angeles-based The Aerospace Corporation, the preeminent DoD advisor for the space enterprise. At Aerospace, Clinton served as a strategic partner to the C-Suite on a broad range of transactional and governance issues. Clinton serves on the board of 3D Systems (NYSE: DDD), a leading additive manufacturing solutions company, and is the chair of the compliance committee of 3D Systems. Malissia’s five-year work history is as follows:

Pacaso Inc. – Director	June 2021 – Present
Meritage Homes - Executive Vice President, General Counsel & Secretary	April 2022 – Present
3D Systems Corporation - Member Board of Directors	March 2019 – Present
City of Hope - Member Board of Directors	September 2016 – June 2022
Progyny, Inc. – Director	November 2022 – April 2022
The Aerospace Corporation - Senior Vice President, General Counsel & Secretary	July 2009 – April 2022

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Dan Levitan, Director. Dan Levitan has over 30 years of collective experience in venture capital and investing, specializing in leading consumer businesses. Eager to help innovative companies realize their full potential, Dan launched Maveron in 1998 with Howard Schultz, former CEO of Starbucks Coffee Company.

In his over 25-year career at Maveron, Dan has led many successful investments, including zulily (NASDAQ: ZU), Potbelly (NASDAQ: PBPB), Trupanion (NYSE: TRUP), Capella Education Company (NASDAQ: CPLA), eBay (NASDAQ: EBAY), and Shutterfly (NASDAQ: SFLY). He currently serves on the Board of Directors for Allbirds, Daring Foods, Domain Money, Engageli, Otis, Pacaso, Trupanion, and Two Chairs. Dan’s five-year work history is as follows:

Pacaso Inc. – Director	June 2021 – Present
Maveron LLC - Co-Founder and Partner	1998 – Present
Allbirds - Member of Board of Directors	2016 – Present
Two Chairs - Member of Board of Directors	January 2018 – Present
Engageli - Member of Board of Directors	April 2021 – Present
Domain Money - Member of Board of Directors	July 2021 – Present
daring - Member of Board of Directors	July 2020 – Present
Trupanion - Member of Board of Directors	2007 – Present

Lara Cumberland, Director. Prior to joining Pacaso, Lara led M&A integration at Meta, formerly Facebook, where she oversaw the integration of all global acquisitions since 2015. She also worked with Meta’s executive team in leading strategic cross-company initiatives to address some of the company’s most complex challenges. Before that, Lara held senior leadership roles overseeing M&A integration for more than 100 acquisitions at premier technology companies including IBM, eBay and PayPal. Lara will start her role as Director in August 2024. Lara’s five-year work history is as follows:

Pacaso Inc. – Director	August 2024 - Present
Pacaso Inc. - Chief Operating Officer	April 2022 – July 2024
The C100 - Board Member	July 2023 – Present
Meta (formerly Facebook) - VP M&A Integration and Cross-Company Initiatives	February 2015 - March 2022

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Board Committees

We have established the Strategic Transaction Committee.

Family Relationships

There are no familial relationships between any of our officers and directors.

Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five (5) years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing.

Code of Ethics

We have not adopted a Code of Ethics.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers and directors for all services rendered in all capacities to us during the previous fiscal year ended as of December 31, 2023, rounded to the nearest whole dollar.

Executive Summary Compensation Table

	Capacities in Which Compensation was Received	Cash	Other
Austin Allison	Chief Executive Officer	$5,928
Spencer Rascoff	Chairman of the Board	$75,000
David Willbrand	Chief Legal Officer	$270,000	57,378 RSUs
Whitney Curry*	Chief Marketing Officer	$270,000	56,878 RSUs
Lara Cumberland**	Director	$300,000	56,878 RSUs
Joseph Maehler	Chief Investment Officer	$270,000	56,878 RSUs
Daivak Shah	Chief Technology Officer	$280,000	56,878 RSUs
Alvaro Cortes***	Chief Financial Officer	$270,000	514,000 RSUs
Douglas Shankman****	Chief Revenue Officer
Aggregate Director Compensation		$1,254,928	912,646 RSUs

*Whitney Curry was our Chief Marketing Officer during 2023 and has resigned effective in November, 2024.

**Lara Cumberland was our Chief Operating Officer during 2023 and the compensation listed above is for her services in that role during 2023 and not for her role as Director. She became a Director effective August 1, 2024.

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*** Alvaro Cortes was the VP, Head of Finance during 2023, and the compensation listed above is for his services in that role during 2023 and not for his role as Chief Financial Officer. He became Chief Financial Officer effective July 15, 2024.

**** Douglas Shankman became Chief Revenue Officer effective May 29, 2024 and was not a Pacaso employee before such time.

Our non-employee directors do not receive a salary. Three out of six directors are included in this table, as three of the six directors did not receive cash or equity compensation during the previous fiscal year ended as of December 31, 2023.

Equity Compensation Plans (as of July 15, 2024)

2022 Equity Incentive Plan

Awards. The Equity Incentive Plan (the “Plan”) provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under the Plan is 26,943,843 shares, 872,820 of which remain available for issuance. In addition, the number of shares of our Class B common stock reserved for issuance under the Plan will automatically increase on January 1 of each year, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to (1) 1.0% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors.

Shares subject to stock awards granted under the Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the Plan. If any shares of our Class B common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under the Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class B common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

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Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under the Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

The administrator will determine the term of stock options granted under the Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our Class B common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class B common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year, under all of our stock plans, may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. RSU awards are granted under restricted stock unit award agreements adopted by the administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class B common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

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Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. A stock appreciation right granted under the Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the administrator. Stock appreciation rights may be settled in cash or shares of our Class A common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator will determine the term of stock appreciation rights granted under the Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class B common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The administrator will be permitted to grant other awards based in whole or in part by reference to our Class A common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

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Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class B common stock.

Under the Plan, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Stock awards granted under the Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the Plan, a “change in control” is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Plan. No stock awards may be granted under the Plan while it is suspended or after it is terminated.

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2020 Stock Option Plan

Awards. The 2020 Stock Option Plan (the “Option Plan”) provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under the Option Plan is 22,961,409 shares, 373,665 of which remain available for issuance.

Shares subject to stock awards granted under the Option Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the Option Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the Option Plan. If any shares of our Class B common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Option Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Option Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under the Option Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class B common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the Option Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option; (ii) the cancellation of any outstanding option and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the Option Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under the Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

The administrator will determine the term of stock options granted under the Option Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our Class B common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

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Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class B common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Option Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the Option Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class B common stock.

Under the Option Plan, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Stock awards granted under the Option Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the Option Plan, a “change in control” is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

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Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the Option Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Option Plan. No stock awards may be granted under the Option Plan while it is suspended or after it is terminated.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the ownership, as of February 25, 2025, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of February 25, 2025, there are a total of 1,598,791,096 votes eligible to be cast in any Company vote.

The information presented below, as of February 25, 2025, regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The address for Spencer Rascoff and Austin Allison is the Company’s address.

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Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Vote (on an as-converted basis)
Class A Common Stock and Class B Common Stock	Austin Allison	117,459,191 Class A (2)	3,000,000 RSUs	73.5%
Class A Common Stock, Class B Common Stock and Series B-1 Preferred Stock	Spencer Rascoff	29,364,799 Class A, 1,206,690 Series B-1 (1)	750,000 RSUs	18.4%
Class A and B Common Stock and Series A Preferred Stock	Maveron Equity Partners VII, L.P.	186,550 Class A, 3,535,034 Class B, 20,076,435 Series A Preferred	0	1.6%
Series A Preferred Stock, Series B-2 Preferred Stock, Series C-1 Preferred Stock	GFC/Rocket	14,340,300 Series A, 2,801,100 Series B-2, 1,492,397 Series C-1		1.2%
Series C-1 Preferred Stock	SVF II AIV (DE) LLC	13,991,232 Series C-1		.9%
Class B Common Stock	David Willbrand	1,875,000 Class B	807,378 RSUs	0.0%
Class B Common Stock	Daivak Shah	200,000 Class B	1,306,878 RSUs, 2,725,000 stock options	0.0%
Series C-1 Preferred Stock	Lara Cumberland	16,187 Series C-1	3,056,878 RSUs	0.0%
	Joseph Maehler		1,035,549 RSUs, 1,561,329 stock options	0.0%
	Dan Levitan		500 RSUs	0.0%
	Malissia Clinton		216,000 RSUs	0.0%
	Alvaro Cortes		866,076 RSUs, 133,924 stock options	0.0%
	Douglas Shankman		1,075,000 RSUs	0.0%

(1)	Mr. Rascoff owns 14,364,814 Class A shares in his name personally, 14,999,985 Class A shares as trustee of the Katerina Quinn Rascoff Irrevocable Trust, dated February 19, 2020, Luke Rascoff Irrevocable Trust, dated February 19, 2020, and Sophia Rascoff Irrevocable Trust, dated February 19, 2020 and 1,206,690 Series B-1 shares via 75 & Sunny LP.

(2)	Mr. Allison owns 100,000,000 shares in his name personally and 17,459,191 Shares as trustee of The 2016 Spousal Trust fbo Angela Marie Allison and The 2017 Spousal Trust fbo Gregory Austin Allison.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described herein (or within the section entitled Executive Compensation of this Offering Circular), none of the following parties (each a “Related Party”) has, since inception to the period ended December 31, 2023, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our directors or officers;
●	any nominee for election as a director;
●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Related Party Transactions

75 & Sunny LP, an investor in Pacaso Inc., holds either directly or indirectly, shares of Series B-1 Preferred Stock and Series C-1 Preferred Stock.

During the year ended December 31, 2023, the Company’s two co-founders, directly or indirectly, both participated in contributing funds towards the debt raised via SEC Regulation D as discussed earlier. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

The following officers and directors currently own, or have sold, within the last two years, one or more 1/8 shares in a Pacaso home: Dan Levitan, Austin Allison, Spencer Rascoff, Lara Cumberland, David Willbrand, and Daivak Shah. Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

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On April 1, 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel. The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

Effective October 25, 2024, the Company engaged Alex Allison, brother of the Company’s CEO, as an independent contractor on our marketing team. The term of his contract is from October 28, 2024 to January 22, 2025. We believe the terms of his contract are in line with market rates and industry standards.

Conflicts of Interest

The following is a list of some of the important areas in which the interests of the Company may conflict with those of its management and/or the Company’s SPEs. The investors must rely on the general fiduciary standards and other duties that may apply to our management to prevent unfairness by any of the aforementioned in a transaction with the Company.

There may be conflicts of interests between the Company, its management and investors. Our officers and directors are officers and/or directors of Pacaso and may serve as management for its SPEs. Such officers and directors may also experience conflicts of interests in the event of a dispute between the Company and an SPE. Investors will have no right to participate in such entities or have any rights to the assets or operations of Pacaso or its SPEs or any other entities owned or managed by our management. To the extent our management is required to spend time on management of such entities, they may not be able to devote full-time to the Company’s operations. Our management will try to balance our interests with their duties to other entities. However, to the extent that such persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our investors and the value of our interests.

Certain legal, accounting and other advisors of the Company may also serve as representatives or agents of Pacaso, its SPEs or affiliates. As a result, conflicts of interests could arise and in such cases, such representatives or agents may have to withdraw from representation of the Company if such conflicts cannot be resolved.

The Company does not have any formal policies in place to resolve conflicts of interest.

SECURITIES BEING OFFERED

The following description is a summary of the material rights of shareholders; however; only Class D common stock is being offered pursuant to this Offering Circular. Shareholder rights are dictated via the Company’s Certificate of Incorporation and Bylaws, each as amended from time to time. The foregoing documents have been filed as exhibits to this Offering Circular.

None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

The total number of shares of all classes of stock which the Company shall have authority to issue is (i) 330,466,290 shares of Common Stock, $0.00001 par value per share (“Common Stock”) and (ii) 99,395,105 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”).

Common Stock

The Company has authorized 150,000,000 shares of Class A Common Stock, 120,000,000 shares Class B Common Stock, 31,508,762 shares of Class C Common Stock, and 28,957,528 shares of Class D Common Stock.

Except as otherwise provided in the Certificate of Incorporation or required by applicable law, shares of Class A, B, C and D Common Stock will have the same rights and powers, and rank equally.

Each share of Class A Common Stock entitles the holder to 10 votes, either in person or by proxy, at meetings of shareholders. Each share of Class C Common Stock entitles the holder to 1 vote, either in person or by proxy, at meetings of shareholders. Class D Common Stock and Class B Common Stock are non-voting and shall not be entitled to vote on any company matter. Shareholders eligible to vote may take action by written consent.

Preferred Stock

Of the Preferred Stock, (i) 48,756,870 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series A Preferred Stock,” (ii) 15,884,583 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series B-1 Preferred Stock,” (iii) 3,081,210 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series B-2 Preferred Stock,” (iv) 163,680 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series B-3 Preferred Stock,” (v) 23,785,087 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series C-1 Preferred Stock”, (vi) 103,637 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series C-2 Preferred Stock” and (vii) 7,620,038 shares of the authorized and unissued Preferred Stock of the Company have been designated “Series C-3 Preferred Stock”. The Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock are collectively referred to herein as the “Series B Preferred Stock” and the Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are collectively referred to herein as the “Series C Preferred Stock.”

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Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

In the event of a Deemed Liquidation Event (i.e., a sale of Company assets or merger of the Company), if the Company does not effect a dissolution within 90 days, the Preferred Stockholders have the right to require redemption of their shares of Preferred Stock at a price per share equal to the Series C Liquidation Amount, Series B Liquidation Amount or Series A Liquidation Amount, as applicable.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any “Deemed Liquidation Event” (as defined in the Certificate of Incorporation), any proceeds out of the funds and assets of the Company available for distribution will be distributed to stockholders as follows:

● First, holders of the Series C Preferred Stock will receive their liquidation preference;

● Second, holders of Junior Preferred Stock will receive their liquidation preference on pro rata basis;

● Third, holders of Common Stock, will split any remaining proceeds pro rata based on the number of shares held by each holder.

For each series of Preferred Stock, the liquidation preference is an amount per share equal to the greater of (A) the “original issue price” of the series of Preferred Stock, i.e., the cash price per share paid for that stock, plus any declared but unpaid dividends, and (B) the amount that series of Preferred Stock would have received if all shares of that series Preferred Stock had converted into Common Stock and shared in proceeds on a pro rata, as converted to Common Stock basis immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

There is an “allocation of escrow” provision, meaning if any portion of the consideration payable to the stockholders of the Company is escrowed then the allocation to the stockholders will be the same as above (ie. escrow is treated as “Additional Consideration” as it relates to the Preferred Stockholders’ liquidation preference).

Dividends

From and after the date of issuance of any shares of Preferred Stock, dividends at the rate of 6% per annum of the applicable Original Issue Price (as defined in the Certificate of Incorporation) per share shall accrue on such shares of Preferred Stock. The Company shall not pay, declare or set aside any dividends unless the Preferred Stockholders first receive a dividend. The dividends shall be non-cumulative. The dividends shall be payable only when, as, and if declared by the Board of Directors.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends to common shareholders since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors.

Conversion of Preferred Stock

Series C Preferred Stock is convertible at the option of the holder thereof into such number of fully paid and nonassessable shares of Class C Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined in the Certificate of Incorporation) in effect at the time of conversion.

Each share of Junior Preferred Stock is convertible at the option of the holder thereof into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion.

No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock.

67

Qualified Public Offering: All Series C Preferred Stock and Junior Preferred Stock will convert to Class C Common Stock and Class B Common stock, respectively, in the event of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which the offering price to the public is more than 2 times the Series C-1 Preferred Stock Original Issue Price ($5.3605; 2x is $10.7210) and resulting in at least $100,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Company.

Qualified Direct Listing: All Series C Preferred Stock and Junior Preferred Stock will convert to Class C Common Stock and Class B Common stock, respectively, in the event of direct listing pursuant to an effective registration statement on Form S-1 that registers shares of existing capital stock for resale with respect to which the reference price published by the exchange is more than 2 times the Series C-1 Preferred Stock Original Issue Price.

Qualified De-SPAC Merger: All Series C Preferred Stock and Junior Preferred Stock will convert to Class C Common Stock and Class B Common stock, respectively, in the event of any acquisition, consolidation, amalgamation, merger or other business combination involving the Company and any direct or indirect parent or subsidiary of the Company and a special purpose acquisition company that is publicly listed on a nationally recognized stock exchange in the U.S. in which the unrestricted consideration received per share of Series C-1 Preferred Stock is more than 2 times the Series C-1 Preferred Stock Original Issue Price and resulting in at least $100,000,000 of proceeds net transaction expenses

Stockholder Approval of all the Series B Preferred Stockholders and Series C Preferred Stockholders: All Series C Preferred Stock and Junior Preferred Stock will convert to Class C Common Stock and Class B Common stock, respectively by vote or written consent upon a majority of the then outstanding shares of Preferred Stock, including a majority of the shares Series B Preferred Stock and a majority of the shares of Series C Preferred Stock.

Anti-Dilution Protection

Preferred Stock benefits from broad-based weighted average anti-dilution protection (subject to certain standard carve-outs below) if the Company issues additional shares of Common Stock without consideration or for a consideration per share less than the applicable Conversion Price; carveouts include: (i) certain securities issued as a dividend or distribution on Preferred Stock, (ii) certain securities issued by reason of a certain stock split, split-up or certain other distribution on shares, (iii) shares of common stock or options issued to services provided pursuant to an equity incentive plan or (iv). The foregoing provisions have been waived on one-time basis to permit this offering.

Shareholder Protective Provisions

Preferred Stock: At any time when shares of Preferred Stock remain outstanding, the Company cannot do any of the following without written consent or affirmative vote of the holders of Preferred Stock, together as a single class on an as-converted to Common Stock basis:

● amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation (the “Charter”) or the Amended and Restated Bylaws (the “Bylaws”) of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

● create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and the payment of dividends;

● reclassify, alter, amend, or waive the rights, preferences and privileges of any existing security of the Company that is pari passu with the Preferred Stock or junior to the Preferred Stock

● purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on any shares of its capital stock, other than (i) dividends or distributions on the Preferred Stock as expressly authorized in the Charter, or (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price;

● increase or decrease the authorized number of directors constituting the Board;

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● authorize the Company to enter into or amend any transaction with any officer, director, employee of the Company, unless such contract is in the ordinary course of business and approved by a majority of the disinterested directors of the Board;

● approve or effect the acquisition of any other entity, business line or assets for aggregate consideration in excess of $500,000,000;

● dispose of any assets of the Company (by way of sale, transfer or exclusive license of any intellectual property) for aggregate consideration in excess of $500,000,000; or

● effect any material change to the Company’s lines of business

Series B Preferred Stock Protective Provisions. At any time when shares of Series B Preferred Stock remain outstanding, the Company cannot do any of the following without written consent or affirmative vote of the holders:

● amend, alter or repeal any provision of the Charter or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock;

● increase the total number of authorized shares of Series B Preferred Stock; or

● reclassify, alter, amend, or waive the rights, preferences and privileges of any existing security of the Company that is pari passu with the Series B Preferred Stock or junior to the Series B Preferred Stock.

Series C Preferred Stock Protective Provisions. At any time when shares of Series C Preferred Stock remain outstanding, the Company cannot do any of the following without written consent or affirmative vote of the holders:

● amend, alter or repeal any provision of the Charter or the Bylaws in a manner that adversely affects the powers, preferences or rights of the Series C Preferred Stock;

● increase the total number of authorized shares of Series C Preferred Stock;

● reclassify, alter, amend, or waive the rights, preferences and privileges of any existing security of the Company that is pari passu with the Series C Preferred Stock or junior to the Series C Preferred Stock;

● effect or agree to effect any Deemed Liquidation Event or IPO other than a Qualified IPO, DeSPAC Merger other than a Qualified DeSPAC Merger, or Direct Listing other than a qualified Direct Listing; or

● amend the above.

Registration Rights

The holders of Registrable Securities (defined as (i)the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors; (iii) and any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issue as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in (i) and (ii) above; excluding all cases, however, any Registrable Securities sold by a person in a transaction in which the applicable rights under the Second A&R IRA (below defined) are not assigned pursuant to the agreement and excluding any shares for which registration rights have terminated pursuant to Section 2.13 of the agreement) have customary registration rights, including Form S-1 and Form S-3 demand registration rights and piggyback rights, as detailed in the A&R IRA.

Preemptive Rights

Each Investor will be entitled to apportion the right of first offer granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other person having “beneficial ownership,” as such term is defined in Rule 13d-3 promulgated under the Exchange Act.

69

Preemptive rights terminate immediately before the consummation of an IPO, when the Company first becomes subject to periodic reporting requirements, or upon the closing of a Deemed Liquidation Event.

Board of Directors

The Voting Agreement (defined below) requires the Board be elected, as follows:

● One person designated from time to time by Maveron Equity Partners VII, L.P., together with its Affiliates, and approved by the holders of a majority of the outstanding shares of Class A Common Stock (the “Common Majority”), which approval may not be unreasonably withheld, for so long as Maveron continues to own beneficially shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) to serve as the Preferred Director;

● For so long as the Key Holders (as defined in the Third A&R Voting Agreement) hold shares of Class A Common Stock, one individual designated from time to time by the common majority;

● The Company’s Chief Executive Officer, provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person’s replacement as Chief Executive Officer of the Company as the new CEO Director;

● Those individuals not otherwise an affiliate of the Company or of any investor who are designated by the common majority;

● Holders of record of the shares of the Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company;

● To the extent that any of the above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company’s Charter.

The Voting Agreement terminates upon the earliest to occur of (a) the consummation of the Company’s first underwritten public offering of its Common Stock (other than a registration statement related to sales of securities to employees or a Rule 145 transaction); (b) the consummation of a sale of the Company and distribution of proceeds to or escrow for the benefit of the stockholders and (c) termination by written instrument of the Company, Common Majority and holders of the majority of Common Stock issued or issuable upon conversion of Preferred Stock.

NOTE: from Charter, the holders of record of the shares of Class A Common Stock of the Company (together with the Company’s Class B Common Stock and Class C Common Stock, the “Common Stock”), exclusively and as a separate class, shall be entitled to elect the remaining directors of the Company.

Unless otherwise determined by the vote of a majority of the directors then in office, the Board shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company’s travel policy) in connection with attending Board.

Investor Agreements

The Company is subject to several agreements affecting investor rights, including an Amended and Restated Investors’ Rights Agreement (“A&R IRA”), Second Amended and Restated Right of First Refusal and Co-Sale Agreement (“Co-Sale Agreement”), Third Amended and Restated Voting Agreement (“Voting Agreement”). Class D Common Stock will not be subject to the foregoing agreements but could be affected by the existence of such agreements and how they effect the rights of other classes of Common Stock and Preferred Stock. Collectively, the agreements affect terms regarding the transfer of certain securities, voting, registration rights, rights to information, and governance of the Company.

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Anti-takeover Provisions

There are provisions in our Restated Certificate and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders.

Such provisions include:

●	our amended and restated certificate of incorporation provides for a multi-class stock structure, which will provide our Co-Founders, Austin Allison and Spencer Rascoff, with significant influence over matters requiring common stockholder approval, including the election of certain directors and certain corporate transactions (limited, though, by certain protective provisions of the Company’s preferred stock);

●	our amended and restated certificate requires approval of certain preferred stockholders voting as a separate class for certain corporate actions including (i) any amendment to the Restated Certificate that alters the voting, conversion or other rights, powers, preferences, privileges or restrictions of the preferred stock, (ii) reclassification of the preferred stock into shares having rights as to dividends or liquidation that are senior to that of the preferred stock, (iii) an increase or decrease to the number of directors, (iv) issuance of shares of any class or series of capital stock that are senior to the preferred stock, and (v) any sale of the Company, IPO, direct listing or SPAC transaction;

●	for so long as shares of capital stock remain outstanding, our stockholders will be able to take action by written consent;

●	a special meeting of our stockholders may only be called by any director, our chief executive officer or by stockholders holding at least 10% of the voting power of the Company;

●	our Restated Certificate will not provide for cumulative voting;

●	certain litigation against us can only be brought in Delaware; and

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Company Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Disclosure of commission position on indemnification for securities liabilities

The Company’s Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

ERISA CONSIDERATIONS

Each respective member that is an employee benefit plan or trust (an “ERISA Plan”) within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), or an individual retirement account (“IRA”) or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan’s portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan’s purposes, (ii) an examination of the risk and return factors, (iii) the portfolio’s composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan’s objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their equity interests in the Company.

If the assets of the Company were regarded as “plan assets” of an ERISA Plan, an IRA, or a Keogh Plan, our Manager of the Company would be a “fiduciary” (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with “parties in interest” and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

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Regulations adopted by the Department of Labor (the “Plan Regulations”) provides that when a Plan invests in another entity, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by “benefit plan investors” is not “significant.” The Pension Protection Act of 2006 amended the definition of “benefit plan investors” to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is “significant” on any date if, immediately after the last acquisition, 25% or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be “significant” within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute “plan assets” of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than 25% of the value of the owners’ shares so that equity participation of benefit plan investors will not be considered “significant.” The Company reserves the right, however, to waive the 25% limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY OUR COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

EXPERTS

The financial statements of Pacaso Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this Offering Statement have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the interests offered by this Offering Circular. This Offering Circular does not contain all of the information included in the Offering Statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the interests to be sold in this offering, you should refer to the offering statement and its exhibits. Whenever we make reference in this offering circular to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the offering statement for copies of the actual contract, agreement or other document filed as an exhibit to the offering statement or such other document, each such statement being qualified in all respects by such reference. Upon the qualification of this offering, we will be subject to the informational requirements of Tier 2 of Regulation A and will be required to file annual reports, semi-annual reports, current reports and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the Offering Statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We will answer inquiries from potential investors concerning the interests, the Company and other matters relating to the offer and sale of the Shares under this Offering Circular. We will afford the potential investors the opportunity to obtain any additional information to the extent we possess such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

Requests and inquiries regarding this offering circular should be directed to:

Pacaso Inc.

447 Sutter Street, Suite 405 PMB 250

San Francisco, CA 94108

Email: invest@pacaso.com

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

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FINANCIAL STATEMENTS

Pacaso Inc. and Subsidiaries

Consolidated Financial Statements as of and for

the Years Ended December 31, 2023 and 2022,

and Independent Auditor’s Report

F-1

PACASO Inc. and Subsidiaries

F-2

INDEPENDENT AUDITOR’S REPORT

To The Board of Directors of Pacaso Inc.

Opinion

We have audited the consolidated financial statements of Pacaso Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

August 6, 2024

Seattle, WA

F-3

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$39,628	$56,620
Restricted cash	-	27,658
Accounts receivable, net	7,182	4,537
Real estate inventory, net	45,245	24,289
Real estate investments, net	15,505	44,624
Other current receivables	3,674	7,664
Prepaid expenses and other current assets	4,979	8,108

Total current assets	116,213	173,500

Property and equipment, net	108	303

Intangible assets, net	3,809	4,556

Other long-term receivables	28,827	27,222

Other long-term assets	4,784	189

Total assets	$153,741	$205,770

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$812	$771
Accrued expenses	933	1,738
Deposit liabilities	479	741
Deferred revenue	4,542	349
SAFE investments	2,668	15,369
Other current liabilities	1,697	5,394
Guarantee liabilities	3,856	-
Current portion of debt	39,501	65,441

Total current liabilities	54,488	89,803

Long-term Liabilities:
Long-term debt	13,537	5,682
Long-term guarantee liabilities	-	4,774
Other long-term liabilities	1,247	189

Total long term liabilities	14,784	10,645

Total Liabilities	69,272	100,448

Commitments and Contingencies (Note 12)
STOCKHOLDERS’ EQUITY:
Class A common stock, $0.00001 par value, 150,000,000 shares authorized, issued and outstanding as of December 31, 2023 and 2022	-	-
Class B common stock, $0.00001 par value, 110,500,000 shares authorized as of December 31, 2023 and 2022, and 8,724,444 and 4,688,125 and shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	-
Class C common stock, $0.00001 par value, 31,508,762 and 23,888,724 shares authorized as of December 31, 2023 and 2022, respectively, and no shares issued and outstanding as of December 31, 2023 and 2022	-	-
Series A preferred stock, 48,756,870 shares authorized, 48,563,543 and 48,756,870 issued and outstanding as of December 31, 2023 and 2022, respectively, and liquidation preference of $20,946	16,903	16,970
Series B preferred stock, 19,129,473 shares authorized, 18,779,540 and 18,839,870 issued and outstanding as of December 31, 2023 and 2022, respectively, and liquidation preference of $88,399	77,773	78,023
Series C preferred stock, 31,508,762 and 23,888,724 shares authorized as of December 31, 2023 and 2022, respectively, 31,448,013 and 23,888,724 issued and outstanding as of December 31, 2023 and 2022, respectively, and liquidation preference of $146,338	141,150	127,956
Additional paid in capital	15,315	11,914
Accumulated other comprehensive loss	(1,327)	(358)
Retained deficit	(165,345)	(129,183)
Total Stockholders’ Equity	84,469	105,322

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$153,741	$205,770

See Notes to Consolidated Financial Statements

F-4

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	December 31,
	2023	2022
Revenue:
Real estate sales, net	$36,996	$154,873
Gain on sale of real estate investments	7,707	36,004
Real estate services	45,360	28,207

Total revenue	90,063	219,084

Cost of revenue:
Cost of real estate	37,291	148,741
Cost of real estate services	37,598	26,544

Total cost of revenue	74,889	175,285

Gross Profit	15,174	43,799

Operating Expenses:
Sales and marketing	14,394	67,217
General and administrative	15,747	26,408
Technology and development	5,355	9,032
Operations	6,158	6,701
Holding costs	4,135	4,844
Depreciation	148	204

Total operating expenses	45,937	114,406

Loss from Operations	(30,763)	(70,607)

Interest expense	(9,274)	(13,349)
Interest income	4,334	1,742

Other income (expense)	(376)	396

Loss before income taxes	(36,079)	(81,818)

Income tax expense	63	23

Net loss	$(36,142)	$(81,841)
Basic and diluted net loss attributable to Pacaso Inc. per share	$(0.23)	$(0.53)
Weighted average common shares outstanding:
Basic and diluted	157,450	155,371

See Notes to Consolidated Financial Statements

F-5

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	December 31,
	2023	2022

Net loss	$(36,142)	$(81,841)
Other comprehensive loss:
Foreign currency translation	(969)	(358)
Reclassification adjustment for net gains realized in net loss for available-for-sale securities	-	94
Other comprehensive loss, net of tax	(969)	(264)
Comprehensive loss	$(37,111)	$(82,105)

See Notes to Consolidated Financial Statements

F-6

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR YEARS ENDED DECEMBER 31, 2023 and 2022

(in thousands, except share data)

	Common Stock				Series A		Series B		Series C			Additional	Accumulated Other
	Class A		Class B		Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Paid-In	Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Income (Loss)	Equity
BALANCE — January 1, 2022	150,000,000	$-	4,162,573	$-	48,756,870	$16,970	18,839,870	$78,023	23,888,724	$127,956	$(47,342)	$6,647	$(94)	$182,160

Exercise of stock options	-	-	505,552	-	-	-	-	-	-	-	-	37	-	37

Investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	1	-	1

Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	5,229	-	5,229

Other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	94	94

Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	(358)	(358)

Net loss	-	-	-	-	-	-	-	-	-	-	(81,841)	-	-	(81,841)

BALANCE — December 31, 2022	150,000,000	-	4,668,125	-	48,756,870	16,970	18,839,870	78,023	23,888,724	$127,956	(129,183)	11,914	(358)	105,322

Exercise of stock options	-	-	3,201,553	-	-	-	-	-	-	-	-	853	-	853

Issuance of Class B Common Stock under equity incentive plan	-	-	854,766	-	-	-	-	-	-	-	-	-	-	-

Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	2,548	-	2,548

Repurchase of Series A preferred stock	-	-	-	-	(193,327)	(67)	-	-	-	-	(273)	-	-	(340)

Repurchase of Series B preferred stock	-	-	-	-	-	-	(60,330)	(250)	-	-	144	-	-	(106)

Repurchase of Series C preferred stock	-	-	-	-	-	-	-	-	(30,450)	(163)	109	-	-	(54)

Issuance of Series C preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	7,589,739	13,357	-	-	-	13,357

Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	(969)	(969)

Net loss	-	-	-	-	-	-	-	-	-	-	(36,142)	-	-	(36,142)

BALANCE — December 31, 2023	150,000,000	$-	8,724,444	$-	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(165,345)	$15,315	$(1,327)	$84,469

See Notes to Consolidated Financial Statements

F-7

PACASO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(36,142)	$(81,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,688	1,855
Loss of disposal of property and equipment	31	302
Share-based compensation	2,548	5,229
Non-cash impairment of real estate inventory and real estate investments	919	7,779
Other non-cash adjustments	-	1,189
Amortization of debt issuance costs	711	3,547
Unrealized currency translation (gains)/losses	(369)	(358)
Change in assets and liabilities, net of effect from foreign currency:
Real estate inventory	(21,401)	7,918
Real estate investments, net	24,628	(238,293)
Other receivables	(1,596)	(27,585)
Accounts receivable	(2,632)	23,154
Prepaid expenses and other current assets	7,714	1,122
Accounts payable	36	(2,914)
Accrued expenses	(819)	(8,314)
Deposit liabilities	(270)	(1,937)
Deferred revenue	5,264	(2,075)
Other assets and liabilities	(9,648)	2,567

Net cash used in operating activities	(28,338)	(308,655)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities	-	(7,944)
Sales of marketable securities	-	10,495
Maturities of marketable securities	-	61,431
Capitalized technology development	(1,794)	(3,688)
Purchases of property and equipment	(3)	(574)
Proceeds from sale of property and equipment	20	12

Net cash (used in) provided by investing activities	(1,777)	59,732

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series C preferred stock, net of issuance cost	656	-
Repurchase of Series A preferred stock	(340)	-
Repurchase of Series B preferred stock	(106)	-
Repurchase of Series C preferred stock	(54)	-
Proceeds from debt, net of issuance costs	70,257	443,586
Repayment of debt	(85,957)	(177,870)
Proceeds from SAFE investments	-	15,369
Proceeds from non-recognized sale transactions	-	5,682
Proceeds from exercised options	853	37

Net cash (used in) provided by financing activities	(14,691)	286,804
Effect of foreign currency exchange rate changes on cash	156	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(44,650)	37,881

CASH, CASH EQUIVALENTS and RESTRICTED CASH:
Beginning of period	84,278	46,397

End of period	$39,628	$84,278

F-8

PACASO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:

	December 31,
	2023	2022
Cash and cash equivalents	$39,628	$56,620
Restricted cash	-	27,658
Total Cash, cash equivalents and restricted cash	$39,628	$84,278

	December 31,
	2023	2022
Supplemental cash flow information:
Cash paid during the period for:
Interest	$8,802	$11,257
Income taxes	$48	$2
Significant non-cash transactions:
Non-cash assignment of debt to Holding SPEs	$47,980	$222,350
Conversion of SAFE investments to Series C preferred stock	$12,701	$-

See Notes to Consolidated Financial Statements

F-9

PACASO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

(in thousands, except share and per share data)

1.	ORGANIZATION AND Description of OperatioNS

Pacaso Inc., a Delaware corporation (“Pacaso” or the “Company”) was incorporated in January 2020. The Company facilitates buying, owning, and selling of co-ownership interests in second homes. The Company offers integrated financing, upscale interior design, professional property management, and proprietary technology to make scheduling stays simple. After purchase, the Company manages the home on an ongoing basis and supports the resale process in partnership with licensed real estate professionals. The Company has operations within the United States, Europe, and Mexico.

The Company conducts its primary business of acquiring and selling co-ownership interests in single family homes in destination communities through establishment of special purpose holding entities, in the form of limited liability companies (“Holding SPEs”). The Company, through a wholly-owned subsidiary, is the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. Pacaso is further appointed as the initial “Program Manager” for the management, maintenance, and operation of the homes. The Company sells co-ownership interests in the Holding SPEs to third-party owners (“Members”). Each Holding SPE holds one asset, typically a single-family residential home, and the Company structures the Holding SPE to have up to eight interests that can be sold individually. Generally, Members may own one-eighth and up to four-eighths of an individual Holding SPE.

The Company is responsible for forming and establishing each Holding SPE, at which time it typically is the sole economic owner, or membership interest holder, of the Holding SPE and its Non-member Manager. The Holding SPE will contract with a selling real estate holder to acquire a specific property, while also arranging for debt financing to be drawn upon by the Holding SPE or the Company to pay for the balance of funds due to purchase the property at transaction closing. The Company’s initial economic interest placed in a specific property prior to closing is dependent upon the number of Members identified by the time of home closing. The Holding SPE debt is collateralized by the underlying property deed for each property. The Company has agreed with Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders.

As the Company sells membership interests, new third-party Members either pay cash in full for their interests or may choose to finance up to 70% of their purchase price directly with the Holding SPE or the Company. The Company sells Holding SPE membership interests based on a fractional allocation of the price to acquire the property and certain costs to procure furnishings for the homes plus a markup paid to the Company for its role in facilitating the structure and property acquisition.

As a property is acquired, the Holding SPE enters into an agreement with a wholly-owned subsidiary of the Company, as the Program Manager, to manage the ongoing operations of the Holding SPE through providing various services, inclusive of Holding SPE management services, administrative services, technology services (such as providing for the use of the Company’s proprietary booking and stays technology), property management services, and financial services. As the Holding SPE sells membership interests, each new third-party Member signs the Holding SPE operating agreement. The Company receives a fixed monthly fee from each of the Members for providing services to the Holding SPE. All actual operating costs and capital expenditures of the Holding SPE are passed on directly to Holding SPE Members for payment. If a property has closed, but is not yet fully subscribed, the Company is responsible for making its share of operating and capital cost payments based on its pro-rata level of retained Holding SPE ownership interest during the period. This can be inclusive of any debt service costs, as well as property maintenance costs. These costs represent the Company’s equity earnings or losses associated with its equity method investments and such costs are recorded within holding costs and interest expense on the Consolidated Statement of Operations. The amount included in holding costs for the years ended December 31, 2023 and 2022 were $4,135 and $4,844, respectively.

F-10

Members can remarket their Holding SPE membership interests at a price of their determination, without influence from other third-party owners or the Company. Existing Holding SPE Members are granted a right of first offer if a Member wishes to sell their Holding SPE interest, but existing Members are not compelled to accept these offers. In scenarios whereby an existing Member wishes to sell its interest, the Company may act similar to a listing real estate agent and earn a commission on such sale.

Certain Significant Risks and Business Uncertainties The Company is subject to the risks and challenges associated with companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical management, and marketing resources. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company’s future financial position, results of operations, and cash flows: rates of revenue growth, the stability of the real estate market, impact of interest rate changes, concentration of financing optionality if current lenders cease to provide financing, local regulations prohibiting the Company from doing business, unanticipated fluctuations in operating results due to economic or political factors that are outside the Company’s control, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, and inability to manage growth.

2.	summary of significant accounting policies

Basis of Presentation—The accompanying consolidated financial statements include Pacaso Inc., its wholly owned subsidiaries, as well as the Holding SPEs in which the Company directly or indirectly has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Principles of Consolidation—When evaluating an entity for consolidation, the Company first determines whether an entity is a variable interest entity (“VIE”). If the entity is deemed to be a VIE, the Company determines whether it would be the entity’s primary beneficiary and consolidates those VIEs for which the Company would be the primary beneficiary. The Company will also consolidate an entity not deemed a VIE upon determination that the Company has a controlling financial interest. See below for further discussion on the Company’s accounting for Holding SPEs used to acquire and sell co-ownership interests.

Use of Estimates—The Company prepared the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the Consolidated Financial Statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates its estimates, including, but not limited to, those related to the net realizable value of real estate inventory and real estate investments, useful lives of long-lived assets and intangible assets, capitalized software development, valuation of common stock, share-based compensation, and income taxes. The amounts ultimately realized from the affected assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions and could differ materially in the near term from the carrying amounts reflected in the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

F-11

Foreign Currency Translation—The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. When a transaction is denominated in a currency other than the subsidiary’s functional currency, the Company recognizes a transaction gain or loss in other income (expense), net within the Consolidated Statements of Operations when the transaction is settled.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company generally places cash and cash equivalents and investments with high-credit-quality counterparties to ensure the financial institutions are stable when the Company’s deposits exceed Federal Deposit Insurance Company limits. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits.

Consolidation and Real Estate Investment Accounting — Co-ownership—During the year ended December 31, 2022, the Holding SPE’s operating agreement typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE. The Company is no longer the primary beneficiary of the Holding SPEs upon the sale of the first membership interest, or group of membership interests, in an individual Holding SPE as the Company no longer has the power to direct the activities of the Holding SPE that most significantly impact the Holding SPE’s economic performance. As a result, the Company deconsolidates the Holding SPE upon the first closing of a membership interest in an individual Holding SPE.

During the year ended December 31, 2023, the Holding SPE’s operating agreement was amended and the Company has the power to direct the activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance until five of eight membership interests in an individual Holding SPE are sold, thus the Company does not deconsolidate until the fifth membership interest are sold in these circumstances.

Additionally, in certain limited circumstances, the Company is unable to legally transfer membership interest in the Holding SPE due to a lender restriction and the Company has not deconsolidated Holding SPEs with this lender restriction. Funds received for Holding SPEs with this lender restriction are recorded to deferred revenue until the loan is paid in full, at which time the membership will be transferred, the Holding SPEs will be deconsolidated, and revenue will be recognized.

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis. Non-refundable cash proceeds received from third-party customers prior to the Company closing on the acquisition of a home are reflected as deferred revenue on the Company’s Consolidated Balance Sheet. Refundable deposits received from third-party customers are classified as deposit liabilities on the Company’s Consolidated Balance Sheet.

F-12

The deferred revenue balance as of December 31, 2023 and 2022 was $5,614 and $349, respectively, and consists primarily of cash payments received for Holding SPEs that are not deconsolidated, as well as cash payments received in advance of satisfying performance obligations. Revenue recognized for the year ended December 31, 2023 related to amounts recorded as deferred revenue as of December 31, 2022 was $349.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Restricted Cash—As of December 31, 2022, restricted cash consists of collateral security associated with the Company’s financing arrangements. These restrictions will be removed when the corresponding debt obligation is paid in full.

Marketable Securities—During the year ended December 31, 2022, the Company held investments in a number of debt securities. The Company considers all highly-liquid investments with original maturities of greater than 90 days to be marketable securities. The Company determines the appropriate classification of its investments in marketable securities at the time of purchase. As the Company views these securities as available to support current operations, it accounts for these debt securities as available-for-sale and classifies them as short-term assets on its Consolidated Balance Sheets. The Company determines realized gains or losses on the sale of debt securities on a specific identification method.

Unrealized gains and non-credit related losses on available-for-sale debt securities are reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Realized gains and losses and impairments are reported within other income (expense), net in the Consolidated Statements of Operations. The assessment for impairment takes into account the severity and duration of a decline in value, adverse changes in the market or industry of the investee, the Company’s intent to sell the security and whether it is more likely than not that it will be required to sell the security before recovery of the amortized cost basis.

The Company records an impairment of its available-for-sale debt securities if the amortized cost basis exceeds its fair value and if the Company has the intention to sell the security or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the unrealized loss is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance on the Consolidated Balance Sheets with a corresponding charge in the Consolidated Statements of Operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected. Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss). Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. The Company did not record any investment impairment charges during the year ending December 31, 2022. During the year ended December 31, 2022, all debt securities previously held by the Company matured and were not reinvested. Previously unrealized gains of $94 were all realized and are included in other income during the year ended December 31, 2022.

F-13

Accounts and Other Long Term Receivable and Reserves for Credit Losses—Accounts and Other long term receivables are stated at amounts due from customers, net of reserves for credit losses. Reserves for credit losses is a best estimate of credit losses within the Company’s accounts receivable portfolio. The Company estimates its reserves for credit losses by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, the Company’s judgment as to the specific customer’s current ability to pay its obligation and the condition of the general economy. Account balances are charged against the reserves when they become uncollectible after the Company has exhausted all means of collection. At December 31, 2023 and 2022, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible.

As discussed above, as the Holding SPE sells membership interests, new third-party Members either pay cash in full for their interests or choose to finance up to 70% of their purchase price directly with the Holding SPE. As of December 31, 2023 and 2022, the Company’s accounts receivable was comprised primarily of balances due from new third-party members where an installment agreement was executed with terms less than 12 months. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable, as well as principal paydowns from third-party Members that financed their purchase.

Other Long-Term Assets—Other long-term assets primarily consist of real estate inventory where the Company is unable to legally transfer membership interest in the Holding SPE due to a lender restriction (see Note 2 above). Due to the debt maturity for the associated real estate inventory asset being over 12 months, the Company classified as long-term assets.

Property and Equipment—Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2023 and 2022, property and equipment consisted of computer and office equipment with an estimated useful life of 3 years.

F-14

Website and Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct and incremental internal and external costs relating to upgrades or enhancements, and deemed by the Company to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Capitalized software developments costs principally relate to the development of the Company’s mobile applications, including the Company’s SmartStay booking technology, as well as website development and internal process automation. Total capitalized software development costs were $1,794 and $3,688 for the years ended December 31, 2023 and 2022, respectively, and are included in intangible assets, net within the Company’s Consolidated Balance Sheets and are amortized over an estimated useful life of 3 years. Amortization expense of capitalized software development costs was $2,541 and $1,652 for the years ended December 31, 2023 and 2022, respectively.

Revenue Recognition

Real estate sales—The Company generates real estate sales revenue from the sale of partial membership interests in single family real estate and the revenue is recorded net of any discounts, or concessions, that may be granted.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company’s revenue recognition policies are first impacted by its ability to deconsolidate Holding SPE entities from its balance sheet. Once a Holding SPE has met the criteria for deconsolidation, the Company then evaluates the appropriate recognition of revenue and cost for membership interest sales, or in the case of a whole home sale, for the entirety of the home. During the year ended December 31, 2023 a significant majority of the Real Estate sales revenue was due to whole home sales, primarily due to winding down operations in Spain. Real estate sales revenue is recognized on the Holding SPE membership interest sale if a transfer of control over the interest is deemed to have occurred, which is defined as the point in time when a binding contract has been executed, the underlying Holding SPE share has been provided to a Member who obtains the right to use the home, any rescission or right-of-return periods have expired, and the transaction price has been fully paid or deemed to be collectible. Any amounts received prior to when transfer of control is deemed to have occurred, or prior to deconsolidation, are recorded as deferred revenue within the Company’s Consolidated Balance Sheets.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company deconsolidates the Holding SPE upon the first closing, or the fifth closing for Holding SPEs for which the operating agreement was amended in 2023. The first or fifth closing could be associated with the sale of one or multiple membership interests up to and including all eight membership interests. Real estate sales revenue is recognized for all membership interests sold upon the first or fifth closing. Deconsolidation of the Holding SPE occurs after the first closing or fifth closing, at which point the Holding SPE is classified as an equity method investment on the Company’s Consolidated Balance Sheet.

In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers. In these circumstances revenue is recorded when transfer of control over the home occurs, similar to the criteria for recognizing membership interest sales.

F-15

Gains on real estate investment sales—All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted. The Company records gains on sales when the criteria for sale recognition have been achieved, which are largely consistent with criteria evaluated for real estate sales. Membership interests are sold without recourse to investors, and Members are able to pledge or exchange their membership interests received. The Company also does not hold any repurchase rights associated with membership interests sold which would prohibit gain recognition as other criteria for sale recognition have been achieved. During the year ended December 31, 2022, there were limited circumstances in which the Company could not transfer ownership for sold membership interests due to certain provisions in the legal agreements which prohibited gain recognition. The Company recorded the impact of these as failed sales, with cash received from customers recorded as long-term debt. As of December 31, 2022 and December 31, 2023 there was $5,682 included in long term debt on the consolidated balance sheet, and is included in the Holding SPE lines of credit shown below in Note 8. Once these meet the criteria for sale recognition, these sales will be treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations.

Real estate services—Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, fees related to Members who finance, and commissions earned. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest. The Pacaso NOW fees are recognized in Real estate services revenue ratably over the term of the agreement.

The Company provides services under the Holding SPE management agreement, which includes certain services associated with managing the Holding SPEs (“Program Management Services”) as well as services associated with day-to-day management of homes (“Property Management”). Program Management services include Holding SPE administrative services, technology services (inclusive of providing for the use of the Company’s proprietary booking and stays technology), financial and accounting services, and oversight of any property management functions. Property Management Services are associated with the Company’s role as the property manager for each Holding SPE, responsible for day-to-day management of the property, including housekeeping and maintenance. The Company may decide to separately engage third-party subcontractors to fulfill its Property Management obligations.

The Company is paid a fixed monthly payment by Holding SPE members for the Program Management Services. The Company’s management agreements are currently for an initial five-year term, and are renewed automatically on an annual basis thereafter unless a supermajority of Holding SPE Members choose to replace the Company in the Non-Member managing role. Program Management fees are recognized as revenue on a monthly basis as services are performed.

All Property Management Services are charged to Members based on comparable market rates that an unaffiliated third-party would charge. In cases where local property managers are hired, the fee is approved by the Company in its role as program manager, and the services and managers are overseen by the Company. The Company, in its role as program manager is entitled to consideration for reimbursement of operating costs incurred on behalf of the Holding SPE Members in providing Property Management Services (“reimbursable revenue”). These reimbursable revenues include services such as property maintenance and cleaning. Program Management Services and Property Management Services are each evaluated as a single performance obligation and revenue is recognized when the services are performed and are recorded as a component of real estate services revenue on the Consolidated Statements of Operations. Reimbursable revenue within real estate services revenue as of December 31, 2023 and 2022 was $30,516 and $20,903, respectively, with the same amounts recorded in each period in cost of real estate services.

F-16

Real estate services revenue also includes services provided by the Company to facilitate Member loan origination activities when a Member elects to finance a portion of their ownership interest directly with the Holding SPE. The Company typically charges a 1% service fee based on the amount financed and these fees are collected upon the closing of the sale of the membership interest.

The Company also, at times, derives revenue from facilitating ownership transfer or paydown transactions on behalf of property owners who wish to convert an existing second home into a Pacaso home. In these instances, the Company may act as an agent of a paydown seller who places a property into a Holding SPE while the Company provides services as a facilitator of the sale of ownership interests to unrelated third-party Members. The Company records net revenue, as a component of real estate services sales revenue, for commissions earned in facilitating paydown transactions based on the fixed markup charged to new Holding SPE Members for their purchase transaction. Revenue is recorded as the Company sells individual Holding SPE interests to third-party owners and its performance obligations as an agent are complete. The Company may also earn a commission when an existing Member wishes to sell its interest and the Company acts as a listing real estate agent and earns a commission on such sale.

The Company enters into Holding SPE share agreements at the same time as it signs its initial management agreement. These collective agreements govern the performance of services for two distinct performance obligations: (1) the sale of Holding SPE membership interests, and (2) the performance of managed services (program management services or property management discussed further below). While the Company’s pricing is consistent from arrangement to arrangement the Company evaluates the price charged to customers to ensure the relative amounts allocated to each performance obligation are commensurate with the fair value of such elements on a stand-alone basis.

Real Estate Inventory, Net—For homes where a share has not yet been sold, and the Company owns 100% of the Holding SPE, the Holding SPE real estate inventory represents the value of real estate purchased by the Company’s consolidated Holding SPEs. Direct home acquisition, furnishings, and improvement costs are capitalized and tracked directly with each specific property. The Company’s property inventory cost represents the final third-party purchase price paid by the Holding SPE, inclusive of customary closing costs, to acquire and furnish the home, less any buyers credits received at the time of closing. Homes are stated in inventory at cost and are evaluated for realizability. Real estate inventory, net includes a valuation adjustment to record real estate inventory at the lower of cost or net realizable value. The Company applies the specific identification method whereby each home constitutes a unit of account. If the carrying amount or basis of inventory is not expected to be recovered, an inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. For homes under sales contract, the net realizable value is the contract price less expected selling costs. For homes that are not under sales contract, net realizable value is management’s internally developed projected sales price less expected selling costs. The determination of net realizable value for homes not under sales contract requires management to make significant estimates related to projected sale prices. Changes in these estimates could have a significant impact on the net realizable value and a significant change in net realizable value could cause a significant valuation adjustment. During the years ended December 31, 2023 and 2022 the Company recorded a write-down against real estate inventory, net and corresponding expense to Cost of real estate, of $919 and $4,902 where the carrying amount or basis is not expected to be recovered.

F-17

Cost of Real Estate and Real Estate Services—Upon deconsolidation of Holding SPEs, the Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Holding SPE Lines of Credit—Member purchases of homes through Holding SPEs are partially funded with recourse financing through lending arrangements and lines of credit obtained from third-party lenders. The amount of debt financing may vary for each property, but terms allow for the Holding SPEs to borrow up to a maximum amount, on a revolving basis. Each line of credit is unique for each Holding SPE, but typically the facilities have a 10-year term, with interest-only payment terms that place principal repayment in full at the end of the term. The lines of credit are securitized by the underlying properties owned by each Holding SPE, with the Company also providing a guarantee of each Holding SPEs obligation to the lender through a separate agreement directly with the lender. Lines of credit associated with wholly-owned Holding SPEs are recorded within current portion of debt on the Company’s Consolidated Balance Sheet. See Note 8 for further details. Lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See note 3 for further details.

Each Holding SPE Member can choose to finance a portion of their ownership interest directly with the Holding SPE~~.~~ Members are capped at 70 percent financing of their interest. All cash equity placed into a Holding SPE after a home has been purchased, and initial credit facilities have been drawn, is immediately used by the Holding SPE to paydown a portion of the outstanding borrowings. As each Holding SPE Member makes monthly payments to the Holding SPE to satisfy its individual loan from the Holding SPE, these payments are in turn utilized to make payments to the bank on revolving credit facilities.

If any underlying Holding SPE Member is delinquent on making their loan payments to the Holding SPE, the Company is obligated, under the terms of the Holding SPE operating agreement, to make all interim payments on behalf of the Holding SPE to keep its payment standing current with the lender. After a period of delinquency, if the Member has not brought their account current, the Company, on behalf of the Holding SPE, may repossess ownership of the delinquent borrower’s Holding SPE membership interest, and remarket the share for third-party sale at a price determined by the Company. Any proceeds received from such sales are first utilized to settle all outstanding Member loans with the Holding SPE, which in turn pays down a corresponding amount with the lender. Any remaining proceeds then go to the Company to reimburse for any interim payments made to the lender between the time of delinquency and the time of membership interest resale. Finally, and only after each of the above steps has occurred, would the defaulted Member receive any remaining proceeds.

As previously noted, the Company continues to maintain a guarantee to the lender associated with the Holding SPE credit facilities. These guarantees effectively provide that in situations in which an outstanding Holding SPE Member is unable to make payments to satisfy its obligations with the Holding SPE, and after the Member’s share has been sold with the Company being reimbursed for any payments made on behalf of the Holding SPE after the period of delinquency, that the Company would be ultimately liable for any shortfalls to the lender. As of December 31, 2023 and 2022, the total principal outstanding subject to the Company’s guarantee to the lender was $313,264 and $282,357, respectively.

F-18

These guarantees are recorded at fair value at the time of revenue recognition. As of December 31, 2023 and 2022, the value of such guarantees is immaterial.

General and Administrative—General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees. These costs are expensed as incurred.

Sales and Marketing—Sales and marketing costs consists of personnel-related expenses, including share-based compensation, home staging, commissions paid to third-party real estate brokers and expenses related to sales and marketing. Advertising costs totaled $1,587 and $33,872, for the years ended December 31, 2023 and 2022, respectively. These costs are expensed as incurred.

Technology and Development—Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs. These costs are expensed as incurred.

Operations—Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding Costs—Holding costs includes equity method earnings from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost. These costs are expensed as incurred.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred.

The Company does not release income tax effects from accumulated other comprehensive income (loss) until the underlying asset or liability to which the income tax relates has been derecognized from the balance sheet or otherwise terminated.

Loss per share—Basic loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect, if any. See Note 11 to our Consolidated Financial Statements - “Net Loss Per Share” for further discussion.

F-19

Segments—Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates its business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

Share-Based Compensation—The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires compensation expense to be measured based on the grant-date fair value of the share-based awards. The compensation expense recognized for each share-based award, based on the grant-date fair value, is recognized ratably on a straight-line basis over the requisite service period except for performance-based awards which are recognized over the requisite service period if it is probable that the performance conditions will be satisfied. As permitted by ASC 718, the Company accounts for forfeitures as they occur.

Recently Issued Accounting Standards

The Company has elected to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to companies that are not issuers. The adoption dates discussed below reflect this election. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13 guidance on the measurement of credit losses on financial instruments (Topic 326). The objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity. To do this, the incurred loss impairment methodology in current GAAP will be replaced with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The FASB does not specify a method for measuring expected credit losses and allows an entity to apply methods that reasonably reflect its expectations of the credit loss estimate. For private companies, the ASU will be effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2022. Adoption of this ASU in 2023 did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07 (Segment Reporting (Topic 280): Improvements to Reportable Segment disclosures), which is intended to improve disclosures about an entity’s reportable segments, primarily through enhanced disclosures about significant segment expenses. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

F-20

In December 2023, the FASB issued ASU 2023-09 (Income Taxes (Topic 740): Improvements to Income Tax Disclosures), which is intended to improve an entity’s income tax disclosures, primarily through disaggregated information about an entity’s effective income tax rate reconciliation and additional disclosures about income taxes paid. The new standard is effective for private companies for annual periods beginning after December 15, 2025. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

3.	real estate investments, Net

As discussed in Note 2, the Company has non-controlling equity investments in unconsolidated Holding SPEs and the Company’s accounting policy for these investments is further discussed in Note 2. As of December 31, 2023 and 2022, the Company had 34 and 38 equity method investments, respectively, with ownership percentages ranging from 12.5%, representing 1 membership interest, to 87.5%, representing 7 membership interests.

The following table summarizes the aggregated carrying value of the Company’s equity method investments in Holding SPEs:

	As of December 31, 2023	As of December 31, 2022

Real estate investments	$39,968	$112,418
Holding SPE lines of credit	24,463	67,794
Real estate investments, net	$15,505	$44,624

The Company evaluates on a quarterly basis whether its investments accounted for using the equity method have an other than temporary impairment (“OTTI”). An OTTI occurs when the estimated fair value of an investment is below carrying value and the difference is determined to not be recoverable. This evaluation requires significant judgement regarding, but not limited to, the severity and duration of the impairment, the ability and intent to hold the investment until recovery, and other factors. As of December 31, 2022, the Company recorded an impairment against real estate investments, net and corresponding expense to gain on sale of real estate investments of $2,876 where the estimated fair value is not expected to be recovered. As of December 31, 2023, the Company did not consider any of its equity method investments to be other-than-temporarily impaired.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables show our disaggregated revenues by product and segment from contracts with customers. We operate our business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

F-21

	Year ended December 31,
	2023	2022
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$14,856	$102,435
Whole home sales	22,140	52,439
Gain on real estate investment sales	7,707	36,004
Resales and other	8,805	1,685
Financing fee sales	832	2,059
Total Co-ownership real estate and financing segment revenues	$54,340	$194,622

	Year ended December 31,
	2023	2022
PROPERTY OPERATIONS:
Property management	$4,947	$3,142
Other services	260	418
Total Property operations segment revenues	$5,207	$3,560

Receivables from Contracts with Customers, Contract Assets, and Contract Liabilities

Our accounts receivable that relates to contracts with customers include amounts associated with our contractual right to consideration for completed performance obligations and are settled when the cash is received. The amounts from our contracts with customers included in Accounts Receivable, net as of December 31, 2023 and 2022 were $6,779 and $4,199, respectively. At December 31, 2023 and 2022, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible. Contract liabilities include payments received or due in advance of satisfying our performance obligations. Such contract liabilities include funds received prior to the Company closing on the acquisition of a home and prior to the deconsolidation of the Holding SPE. Contract assets were not material as of December 31, 2023 and 2022.

The following table presents contract liabilities reflected as deferred revenue on the consolidated balance sheet, which also represents our remaining performance obligations. We expect to recognize the revenue and related cost of revenue or gain from sale of real estate investments upon deconsolidation or satisfaction of remaining performance obligations within the next 24 months as of December 31, 2023.

Category	Balance Sheet Location	December 31, 2023	December 31, 2022

Contract liabilities	Deferred revenue	$4,542	$349
Contract liabilities	Other long term-liabilities	1,072	-

5.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon information available in the circumstances. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level I:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level II:	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level III:	Inputs are unobservable for the assets or liability and are supported by little or no market activity, requiring the Company to develop its own assumptions.

The fair value of these financial instruments approximates their recorded values due to their short period of time to maturity. The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$7,961	$-	$-	$7,961
Money market	19,064	-	-	19,064
	$27,025	$-	$-	$27,025

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$18,902	$-	$-	$18,902
Money market	20,127	-	-	20,127
Restricted cash:
Certificate of deposits	16,583	-	-	16,583
Structured financial product	-	11,075	-	11,075
	$55,612	$11,075	$-	$66,687

F-22

6.	Property and Equipment, NET

A summary of property and equipment is as follows:

	As of December 31,
	2023	2022

Computer and office equipment	$331	$452
Accumulated depreciation	(223)	(149)

Property and equipment—net	$108	$303

During the year ending December 31, 2023, the Company disposed of property and equipment which was related to computers, which resulted in a net loss of $29 recorded in general and administrative expense on the consolidated statement of operations. During the year ended December 31, 2022, the Company disposed of property and equipment, the majority of which was related to an office buildout in Spain, which resulted in a net loss of $147 recorded in general and administrative expense on the consolidated statement of operations. Depreciation expense amounted to $148 and $204 for the years ended December 31, 2023 and 2022, respectively.

7.	INTANGIBLE ASSETS, NET

A summary of intangible assets is as follows:

	As of December 31,
	2023	2022

Website and software development costs	$8,519	$6,726
Accumulated amortization	(4,710)	(2,170)

Intangible assets, net	$3,809	$4,556

The estimated amortization expense of intangible assets for the next five years is as follows:

2024	$2,425
2025	1,125
2026	259
2027	-
2028	-

Amortization expense amounted to $2,540 and $1,652 for the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023 amortization expense of $2,296, $181, $62 and $1 was included in cost of real estate services, general and administrative, technology and development and operations, respectively, in our Consolidated Statement of Operations. During the year ending December 31, 2022 amortization expense was all included in cost of real estate services. There were no impairment charges for the years ending December 31, 2023 and 2022.

F-23

8.	financing arrangements

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds, a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances, and two general purpose corporate credit facilities. Holding SPE line of credit amounts recorded as debt on the Company’s Consolidated Balance Sheet relate to wholly-owned SPEs. Holding SPE lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See Note 3 for further details.

All of the Company’s debt is recorded net of any debt issuance costs, which are amortized to either interest expense over the life of the facility for the acquisition financing line of credit or cost of real estate services for holding SPE lines of credit. The debt issuance cost associated with the Regulation D offerings were immaterial. The underlying homes owned by the Holding SPEs collateralize the Company’s debt. The fair value of all of the Company’s debt approximates carrying value.

The following table summarizes the Company’s current and long-term debt as of:

	2023	2022

Holding SPE lines of credit (1)	$33,126	$15,405
Acquisition financing line of credit (2)	12,057	28,699
Corporate credit facilities (3)	-	27,019
Regulation D offerings	7,855	-
Total debt	53,038	71,123
Less: current portion	(39,501)	(65,441)
Total long-term debt	$13,537	$5,682

(1)	Includes unamortized debt issuance costs of $264 and $229 as of December 31, 2023 and 2022, respectively.
(2)	Includes unamortized debt issuance costs of $148 as of December 31, 2022.
(3)	Includes unamortized debt issuance costs of $146 as of December 31, 2022.

Holding SPE lines of credit—During 2023 and 2022, the Company entered into mortgage loan program facilities with multiple third-party financial institutions. Borrowings under these facilities are made by each individual Holding SPE and are typically interest-only loans with 10-year terms. All borrowings are secured by the underlying homes within each Holding SPE. The advance rates under this credit facility are typically capped at 65% of the appraised value of the underlying home, the interest rate ranges from 3.5% to 9.60% and none of the borrowings provide the Company with any general credit for corporate purposes.

The weighted average borrowing rate on the Holding SPE lines of credit was 4.5% and 4.0% for the years ended December 31, 2023 and 2022, respectively. The Company was in compliance with applicable financial covenants as of December 31, 2023 and 2022.

While the contractual payment terms of certain Holding SPE lines of credit classify the debt as a long-term liability on the Company’s Consolidated Balance Sheets, typically the Company will derecognize the debt balances as Holding SPEs are fully subscribed, the Company no longer retains an economic interest in the Holding SPE and the Company no longer consolidates the Holding SPE, which may be prior to 12 months since the balance sheet date. At this stage, any remaining Holding SPE lines of credit debt has fully become the obligation of any underlying Holding SPE investors who have financed their purchase interests.

F-24

Due to the nature of Holding SPE line of credit activity, the Company borrows from facilities while it is often the sole Member of an individual SPE entity. When the Company subsequently sells shares to third party Members, the SPE borrowings are reassigned to purchasing Members, as outlined in Note 2. Given the nature of this activity, the Company presents gross SPE borrowings on the Statement of Cash Flows as cash inflows from financing activities. However, the assignment of these borrowings upon sale of SPE interests is presented as a non-cash reconciling item in the Statement of Cashflows, effectively reducing cashflows from operating activities upon the assignment.

As outlined in Note 2, the Company has provided a payment guarantee to lending institutions to guarantee payment of SPE lines of credit in the event of default by any Members. The value of these guarantees is immaterial as of and for the years ending December 31, 2023 and 2022.

Acquisition financing line of credit—On February 3, 2021, the Company entered into a twelve-month $50 million revolving credit facility with a third-party financial institution (the “2021 Revolving Credit Facility”). Borrowings under this 2021 Revolving Credit Facility are made by the Company for the acquisition of real estate and all borrowings are secured by the underlying homes. The advance rates under this 2021 Revolving Credit Facility are capped at 80% and the interest rate is LIBOR plus 725 basis points with a LIBOR floor of 150 basis points. None of the borrowings provide the Company with any general credit for corporate purposes. In February 2022, and at the end of the twelve-month period, this facility was not extended and all amounts owed were repaid.

In connection with the 2021 Revolving Credit Facility, the Company issued a warrant that entitles the holder to purchase up to 2,208,405 shares of Class B Common Stock, $0.0001 par value per share at a purchase price of $0.01. The warrant is exercisable at any time for a period of five year from issuance. The fair value of the warrant, $1,693, was determined based on the estimated fair value of the Company’s common stock at the time of issuance and was capitalized and amortized to interest expense over the term of the agreement. As of December 31, 2021, the unamortized portion of the warrant was $141 and was recorded in prepaid expenses and other current assets on the Consolidated Balance Sheet. The balance of this unamortized warrant was fully amortized to interest expense during the year ending December 31, 2022.

On February 2, 2022, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility with a third-party financial institution (the “2022 Revolving Credit Facility”). The facility’s originally scheduled maturity on July 2, 2023 was extended to July 2, 2024 and borrowings under this credit facility are secured by the equity interests of the wholly-owned subsidiary. The advance rates under this credit facility are capped at 85% of the appraised value of the underlying home, the interest rate is 15% on draws up to $25 million and 13% thereafter and none of the borrowings provide the Company with any general credit for corporate purposes. As of December 31, 2023 and 2022, $12,057 and $28,847 was drawn on the 2022 Revolving Credit Facility, respectively, and the Company was in compliance with the covenants.. The covenants of the 2022 Revolving Credit Facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than 20% of the drawn amount, shall not permit the leverage ratio to be greater than 4.00 to 1.00 and shall not have a net worth of less than 100% of the drawn amount.

F-25

Corporate credit facilities—In May 2022, the Company, through a wholly-owned subsidiary, entered into a EUR 10 million credit facility with a third-party financial institution that provides the Company with credit available for general corporate purposes. The facility matured in May 2023 and the interest rate is Euribor + 2.5%. In connection with this credit facility, the Company provided EUR 10.3 million of collateral which was deposited into a restricted deposit account. In connection with entering into this facility, the Company executed two separate EUR to USD currency derivatives with $11M USD and 10M EUR notional amounts. The instruments mature in May 2023 and are treated as freestanding derivatives on the Company’s financial statements with any gains or losses recorded immediately to income. The value of the derivatives and impacts to our Consolidated Statement of Operations was not material at or for the year ending December 31, 2023 and 2022. During May 2023, the EUR 10 million credit facility was paid in full and the associated restricted deposit account became unrestricted and the currency derivatives matured and were discontinued.

On June 30, 2022, the Company, entered into a $20 million line of credit agreement with a third-party financial institution. The line of credit was never drawn on and expired on December 15, 2022. The interest rate was the U.S. prime rate minus 1.75%.

In July 2022, the Company, through a wholly-owned subsidiary entered into a $16.5 million credit facility with a third-party financial institution (the “July 2022 Europe Credit Facility”) that provides the Company with credit available for general corporate purposes. The facility matured in July 2023 and the interest rate is Euribor + 2.15%. In connection with this credit facility, the Company entered into a standby letter of credit with another financial institution in the amount of $16.5 million. In connection with the standby letter of credit, the Company provided $16.5 million of collateral which was deposited into a restricted certificate of deposit account. On January 31, 2023 the Company paid in full the $16.5 million July 2022 Europe Credit Facility. In conjunction with this payoff, the standby letter of credit of $16.5 million and $16.5 million collateral in the restricted certificate of deposit became unrestricted.

Regulation D Offerings—During 2023, the Company commenced a tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7.9 million of cash, which offers participants a 10% yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised are generally utilized to support SPE financing activities. As of December 31, 2023, the Company has fulfilled its obligations and requirements for exemption related to these Regulation D offerings.

Guarantee Liability—As of December 31, 2023 and 2022, the Company also had one property mortgage note where the Company is the only obligor for the note. The mortgage note has a 2-year term maturing in September 2024, bearing interest at 9.6%, and is reflected as a guarantee liability on the consolidated balance sheet.

9.	Stockholders’ Equity

Common Stock—As of December 31, 2023, the Company was authorized to issue 292,008,762 shares of common stock with a par value of $0.00001 per share. Included in common stock are 150,000,000 shares designated as Class A common stock, 110,500,000 shares designated as Class B common stock and 31,508,762 shares designated as Class C common stock. Each share of Class A common stock shall be entitled to 10 votes per share. Class B common stock are not entitled to any votes. Class C common stock shall be entitled to one vote per share.

F-26

Simple Agreements for Future Equity—During March and April 2022, the Company entered into SAFE agreements (the “2022 SAFEs”) with various investors in exchange for $15,369 in cash proceeds. Upon a future equity financing, the 2022 SAFEs will convert into the same securities in that equity financing and the 2022 SAFEs have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion. During June 2023, a portion of the 2022 SAFEs were converted into 7,216,848 share of Series C preferred stock at $1.76 per share, representing the cancellation of $12,701 of the 2022 SAFE agreements. At the time of the conversion, the Company also sold 372,891 additional shares of Series C preferred stock at $1.76 per share for additional gross proceeds of $656 and issued warrants to investors to purchase an additional 30,299 shares of Series C preferred stock at $1.76 per share. The warrants are exercisable at any time for a period of ten years from issuance. The fair value of the warrants were immaterial.

The Company’s SAFE agreements are accounted for as liabilities which are marked-to-market each reporting period and changes in fair value are recorded through the Company’s Consolidated Statements of Operations as other (expense) income, net in each reporting period. The Company estimated the fair value of the SAFEs as of each issuance date and as of the closing of each preferred stock issuance. For the year ended December 31, 2023 and 2022 the changes in fair value for the 2022 SAFEs were immaterial.

Preferred Stock—Preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board of Directors of the Company may determine at the time of issuance.

During June 2023 the Company repurchased 193,327 Series A, 60,330 Series B and 30,450 Series C shares of preferred stock, respectively, at a price per share of $1.76 per share.

The following table presents the Company’s authorized and outstanding preferred stock as of December 31, 2023 and 2022:

	December 31, 2023
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$20,946
Series B	19,129,473	18,779,540	$4.04	88,399
Series C	31,508,762	31,448,013	$4.49	146,338
Total	99,395,105	98,791,096		$255,683

	December 31, 2022
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,756,870	$0.35	$19,937
Series B	19,129,473	18,839,870	$4.04	83,832
Series C	23,888,724	23,888,724	$5.36	138,247
Total	91,775,067	91,485,464		$242,016

F-27

The following summarizes the rights, preferences and privileges of the Company’s preferred stock:

Conversion—Each share of Series A preferred stock is convertible at the option of the holder into such number of Class B common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Each share of Series B preferred stock is convertible at the option of the holder into such number of Class B common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Each share of Series C preferred stock is convertible at the option of the holder into such number of Class C common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Under the terms of the agreements, preferred stock can be automatically converted into shares of common stock upon the closing of specific events, including a public offering at a minimum value.

Liquidation and Preference—In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the greater of the original issue price (as adjusted for stock splits, stock dividends, reclassifications, and the like) for each share of preferred stock held by them, plus declared but unpaid dividends, or their pro rata share of the total proceeds available for distribution to all stockholders, treating all shares of preferred stock as if they had been converted to common stock. Thereafter, all remaining assets are then distributed pro rata to holders of common stock.

Voting—The holder of each share of preferred stock has the right to one vote for each full share of common stock into which its respective shares of preferred stock would be convertible on the record date for the vote. Additionally, the Series A Preferred Stock, exclusively as a separate class, is entitled to elect one board member of the Company. No other series of preferred stock is entitled to elect board members.

Redemption Rights—Upon the occurrence of a deemed liquidation, the preferred stock shall be redeemed for the applicable original issue price plus any declared but unpaid dividends. Moreover, if the holders of preferred stock would receive a greater amount of consideration had the preferred shares been converted immediately prior to such transaction, the preferred stock shall be deemed to be converted for purposes of the redemption. A deemed liquidation event could be triggered by a merger, consolidation, sale, lease, transfer, exclusive license or disposition of the Company. As the redemption events triggering a deemed liquidation are within our control for all periods presented, all shares of preferred stock have been presented as part of permanent equity.

Dividends—The holders of preferred stock are entitled to receive dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividends to holders of common stock. Dividends are payable when declared by the Board of Directors without cumulative preferences at a rate of 6% of the original issue price per share, subject to certain adjustments. No dividends were declared or paid during the years ended December 31, 2023 and 2022. The holders of the preferred stock also shall be entitled to participate pro rata in any dividends or other distributions paid on the common stock on an as-if-converted basis.

F-28

10.	Share-based compensation plans

Founders Grant—During January 2020, the Company issued and sold to the two co-founders of the Company 150,000,000 shares of Class A Common Stock at a purchase price of $0.00001 per share, which also represented the grant date fair value of the Class A Common Stock (the “Founders Grant”). The original vesting schedule was over twenty-nine (29) months with 1,944,443 shares vesting immediately, and the remaining shares vesting in equal monthly installments thereafter. During February 2020, the Founders Grant was amended and subjected all shares to equal monthly vesting over thirty-six (36) months. In the event that either co-founder ceases to provide service for any reason or no reason prior to the third anniversary of the Vesting Commencement Date, the Company shall have the right and option (the “Purchase Option”) to purchase from the co-founders, for a sum of $0.00001 per share (the “Option Price”), some or all of the unvested shares. The co-founders shall acquire a vested interest in, and the Company’s Purchase Option shall accordingly lapse with respect to, the shares vesting in equal monthly installments over thirty-six (36) months, with the first installment vesting on March 14, 2020. The Company accounted for the modification to the terms of the Founders Grant as an exchange of the original award with a new award, with total compensation cost equal to the grant date fair value of the original award plus the incremental value of the modification to the award. Share-based compensation expense prior to the modification was de minimis. The Company completed a separate 409A valuation applicable to the date of modification, determining a per share price and concluded a fair value of $0.58 per share of common stock. Associated expense for the Founders Grant for the years ended December 31, 2023 and 2022 was $242 and $1,933, respectively, and included in general and administrative expense in the Consolidated Statements of Operations. As of December 31, 2023, there was $0 of unrecognized stock-based compensation associated with the Founders Grant.

2020 Stock Option Plan—During the year ended December 31, 2020, the Company adopted an incentive stock option plan (the “2020 Plan”), which provides for the issuance of incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. The aggregate number of shares of common stock authorized in the plan as of December 31, 2023 and 2022 was 22,961,409 and 28,714,898, respectively. As of December 31, 2023, there were no shares available for issuance under the 2020 Plan.

Equity Incentive Plan—On June 11, 2021, the Company adopted the Pacaso Inc. Equity Incentive Plan (the “Equity Plan”), which provides for the issuance of stock options, stock appreciation rights, restricted shares and restricted share units (collectively, the “Awards”) to key employees, directors, officers, and consultants of the Company. The aggregate number of shares of common stock reserved for issuance as of December 31, 2023 and 2022 was 26,943,843 and 11,690,354, respectively. Each Award shall be evidenced by an Award Agreement that shall specify the terms of the award, however, in no event shall the term of any stock option or stock appreciation right exceed 10 years. As of December 31, 2023, there were 12,326,644 shares available for issuance under the Equity Plan.

Referral Equity Program—During the year ended December 31, 2021, the Company created a referral equity program (“REP”) whereby Members and third-party real estate brokers are granted restricted stock units for closed buyer referrals. All grants made within the REP are made under the Equity Plan and during the year ended December 31, 2023 and 2022, the Company granted a total of 51,000 and 104,250 restricted units associated with the REP. The Company did not recognize any stock-based compensation expense associated with the REP as the awards granted under the program include a performance-based vesting condition which was not deemed probable.

Stock Option Awards—The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. The grants are contingent upon employment with the Company and generally vest over a four-year period with 25% of the awards vesting on the first anniversary and remainder vesting in equal installments on each monthly anniversary of the vesting commencement date. Expense is recognized on a straight-line basis over the applicable vesting periods and option terms do not exceed 10 years. The weighted-average grant date fair value of options granted was $0.84 and $1.28 for the years ended December 31, 2023 and 2022, respectively.

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The models utilized to value the stock options granted require the input of certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for the stock options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on its common stock.

The following assumptions were used in the determination of fair value:

	Year Ended December 31,
	2023	2022
Expected term (years)	3.8	6.0
Expected volatility	63.1%	53.5%
Risk-free interest rate	4.26%	2.22%
Expected dividend yield	0%	0%

A summary of outstanding stock option awards as of December 31, 2023 and changes during the year is presented below:

	Options Outstanding	Weighted average exercise price
Outstanding at December 31, 2022	23,699,277	$0.38
Granted	82,966	2.10
Exercised	(3,201,553)	0.27
Forfeited	(2,439,442)	0.78
Expired	(277,921)	0.93
Outstanding at December 31, 2023	17,863,327	$0.35

Unvested outstanding at December 31, 2023	3,209,694	$0.59

Vested and exercisable at December 31, 2023	14,653,633	$0.30

As of December 31, 2023, there was $1,087 of unrecognized stock-based compensation associated with unvested stock options expected to be recognized over a weighted-average period of 1.1 years. As of December 31, 2023, the average remaining life of the exercisable stock options was 5.4 years with an aggregate intrinsic value of $22,438. As of December 31, 2023, the average remaining life of outstanding stock options was 5.7 years with an aggregate intrinsic value of $26,527. As of December 31, 2022, the average remaining life of the exercisable stock options was 6.9 years with an aggregate intrinsic value of $20,316. As of December 31, 2022, the average remaining life of outstanding stock options was 7.4 with an aggregate intrinsic value of $34,376. The total intrinsic value of options exercised by employees and directors during 2023 and 2022 was $4,908 and $1,293, respectively. The grant-date fair value of options that vested during 2023 and 2022 was $1,155 and $1,779, respectively.

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Restricted Share Awards—The following table summarizes activity for restricted stock awards (“RSAs”) for the year ended December 31, 2023:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested RSAs at December 31, 2022	1,054,686	$0.86
Granted	-	-
Vested	(468,751)	$0.86
Forfeited	-	-
Unvested RSAs at December 31, 2023	585,935	$0.86

The Company’s RSAs generally vest over a four-year period with 25% of the awards vesting on the first anniversary and remainder vesting in equal installments on each quarterly anniversary of the vesting commencement date. As of December 31, 2023, there was $463 of unrecognized compensation expense related to unvested RSAs which is expected to be recognized over a weighted-average period of 1.1 years. For the year ended December 31, 2023 the Company recorded compensation expense of $403 associated with RSAs and approximately $396 is expected to be recognized into compensation expense in 2024.

Restricted Share Units—The following table summarizes activity for restricted share units (“RSUs”) for the year ended December 31, 2023:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested RSUs at December 31, 2022	4,975,198	$1.86
Granted	7,744,631	$1.79
Vested	(854,766)	$2.26
Forfeited	(864,546)	$1.85
Unvested RSUs at December 31, 2022	11,000,517	$1.78

The Company’s RSUs typically vest over a four-year period with 25% of the awards vesting on the first anniversary and remainder vesting in equal installments on each quarterly anniversary of the vesting commencement date. The Company’s RSUs also contain a performance-based vesting condition and the RSUs only vest when specific liquidity events, as defined, occur. As of December 31, 2023 and 2022, the performance-based vesting conditions were not deemed probable, except for 854,766 RSU’s where a liquidity event was waived and the Company treated this as a Type III modification Improbable to Probable, resulting in $1,056 of share-based compensation expense during the year ended December 31, 2023. As of December 31, 2023, there was $19,633 of unrecognized compensation expense related to unvested RSUs which will only be recognized upon satisfaction of the performance-based condition and the aforementioned service condition.

F-31

Share-Based Compensation Expense—The following table presents the effects of share-based compensation expense in our Consolidated Statements of Operations during the periods presented:

	Year Ended December 31,
	2023	2022
Sales and marketing	$181	$584
General and administrative	1,016	4,045
Operations	1,111	223
Technology and development	191	377
Cost of real estate services	49	-
	$2,548	$5,229

11.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss attributable to Pacaso Inc. by the weighted average shares of common stock outstanding during the period. As of December 31, 2023 and 2022, the Company has shares of Class A and Class B Common Stock outstanding. Also, the Company has potential shares of Class C Common Stock outstanding because the Series C Preferred Stock is convertible into Class C Common Stock, but no shares outstanding as of December 31, 2023 or 2022. Additionally, the weighted average common stock shown below includes 2,208,405 shares of Class B Common Stock in both periods presented related to warrants exercisable at an exercise price of $0.01. In all cases, the economic rights and privileges of each class of Common Stock are the same. The only difference between the classes is voting rights.

Due to the Company’s multiple common share class structure, the Company utilizes the two-class method in calculating net loss per share. However, all classes of Common Stock share equally in both earnings and losses and the only differentiating factor between the classes is the number of votes per share. Thus, under the use of the two-class method, all classes of common stock result in the same net loss per share. No dividends were declared or paid for the years ended December 31, 2023 and 2022.

The Company’s preferred stock, stock options, RSU’s, RSA’s, SAFE’s and remaining warrants not discussed above are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

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Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,
	2023	2022
(in thousands, except per share data)
Numerator:
Net loss	$(36,142)	$(81,841)
Less: Excess amount paid to preferred stockholder over carrying value pursuant to repurchases	(19)	-
Net loss available to Pacaso Inc. Class A and B common stockholders	$(36,161)	$(81,841)

Denominator - weighted average:
Common stock outstanding - basic and diluted	157,450	155,371

Basic and diluted net loss per share to Class A and B common stockholders	$(0.23)	$(0.53)

12.	Income Taxes

The Company’s total net deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for federal income tax purposes. We record a valuation allowance to reduce our deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company’s net deferred tax assets consist of the following components:

	As of December 31,
	2023	2022
Deferred tax assets, net:
Net operating losses	$33,845	$26,370
Stock-based compensation	352	232
163(J) Business interest limitation	4,884	3,568
Deferred revenue	1,230	42
Intangibles	79	554
Section 174	-	(94)
Lease liabilities	91	175
Real estate inventory and real estate investment reserve	750	2,001
Others	21	119

Total deferred tax assets	41,252	32,967

Deferred tax liabilities:
Depreciation	(23)	(73)
Right of use	(91)	(175)
Total deferred tax liabilities	(114)	(248)

Net deferred tax assets—before valuation allowance	41,138	32,719

Valuation allowance	(41,138)	(32,719)

Net deferred tax assets/liabilities	$-	$-

The Company’s component of the expense for income taxes for the period ended December 31, 2023 and 2022, is $63 and $23, respectively, related to current state income taxes.

A reconciliation of the U.S. income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2023		2022

Pre-tax book income at statutory rate	$(7,630)	21.00%	$(17,399)	21.00%
State taxes	(1,210)	3.33%	(3,977)	4.80%
Stock-based compensation	270	(0.74)%	1,087	(1.31)%
Lobbying	200	(0.55)%	307	(0.37)%
Return to provision	120	(0.33)%	(369)	0.45%
Other permanent items—federal	94	(0.26)%	23	(0.03)%
Foreign rate differential	(227)	0.63%	(503)	0.61%
Change in valuation allowance	8,446	(23.25)%	20,854	(25.17)%

	$63	(0.17)%	$23	(0.03)%

F-33

At December 31, 2023, the Company has federal, state and foreign net operating loss carryforwards of approximately $105.6 million, $106.7 million and $9.6 million, respectively, for income tax reporting purposes. At December 31, 2022, the Company has federal, state and foreign net operating loss carryforwards of approximately $86.6 million, $98.5 million and $10.4 million, respectively, for income tax reporting purposes. The federal net operating loss carryforwards do not expire and have an indefinite life. The state net operating loss carryforwards will begin to expire in 2032. The foreign net operating loss carryforwards related to the Netherlands and Spain do not expire and have an indefinite life, but the Mexican net operating loss carryforwards can be carried forward for 12 years. Current tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined by the Internal Revenue Code. Such an event may limit the Company’s ability to utilize its net operating losses. At December 31, 2023, net deferred tax assets of $41.1 million for which recovery has been deemed uncertain, have been fully reserved. A valuation allowance for $41.1 million has been reflected for the year ended December 31, 2023. The Company’s effective income tax rates for the period presented differ from the statutory rate of 21% due primarily to the change in the valuation allowance and state taxes.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s operating loss carryforwards, the U.S. federal statute of limitations remains open for 2020 and onward. As of December 31, 2023, there is no accrued interest or penalties recorded in the consolidated financial statements.

13.	Commitments and Contingencies

The Company is involved in various proceedings arising in the normal course of conducting business, inclusive of preliminary challenges by certain local cities and municipalities surrounding the legality of the Company’s business model. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations.

14.	Retirement Plan

The Company adopted a 401(k) profit-sharing plan effective July 29, 2020. The plan covers eligible employees as of their hire date. The 401(k) component of the plan allows employees to elect to defer from 1% to 100% of their eligible compensation up to the federal limit per year. Company matching and profit-sharing contributions are discretionary and are determined annually by Company management and approved by the Board of Directors. No matching or profit-sharing contributions were declared for the years ended December 31, 2023 and 2022.

15.	LEASES

During the year-ended December 31, 2023 and as of December 31, 2022, the Company’s lease portfolio comprised of a single aircraft lease and the Company does not have any finance leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are recorded within other long-term assets, other current liabilities and other long-term liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Company elected an accounting policy to combine lease and non-lease components for all leases.

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Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most leases, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the estimated rate of interest that the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease expense for operating leases is recognized on a straight-line basis over the lease term. During the year ended December 31, 2023, the Company’s single aircraft lease was modified to amend the minimum monthly lease amount to $15,000 per month and the Company recalculated the present value of the remaining lease term using the incremental borrowing rate at the time of the amendment.

For the year ended December 31, 2023, the Company recognized $180 of operating lease expense, excluding short-term lease expense, which was immaterial. The impact of the Company’s lease portfolio did not have a material impact on the Company’s Consolidated Statements of Cash Flows.

The following table presents supplemental Consolidated Balance Sheet information related to the Company’s operating leases as of December 31, 2023:

Operating lease right-of-use assets	$331

Other current lease liabilities	$156
Long-term operating lease liabilities	175
Total operating lease liabilities	$331

Weighted-average remaining lease term (in years)	2.25

Weighted-average discount rate	9.5%

As of December 31, 2023, the maturities of the Company’s operating lease liabilities were as follows:

2024	$180
2025	180
2026	45
2027	-
2028	-
Total lease payments	$405
Less imputed interests (A)	(74)
Total	$331

(A) Calculated using the Company’s average incremental borrowing rate

The lease term is for a period of five years with an automatic renewal period of one year. For the purposes of determining the lease term, the automatic renewal period was excluded since it was not reasonably certain at lease commencement the renewal period will be exercised.

F-35

16.	related party transactions

Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. During the years ending December 31, 2023 and 2022, the Company waived $0 and $1,738, respectively, of fees associated with co-ownership interest purchases by employees and non-employee directors. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

On April 1, 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel (see Note 15). The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

During the year ended December 31, 2023, the Company’s two co-founders both participated in contributing funds towards the debt raised via SEC Regulation D discussed in Note 7. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

As of December 31, 2023 and 2022 other current receivables on the Consolidated Balance Sheets includes $2,851 and $7,300, respectively, amounts due from related Holding SPE’s. As of December 31, 2023 and 2022 other current liabilities includes $1,232 and $3,769, respectively, amounts due to related Holding SPE’s.

Additionally, during the year ended December 31, 2023, certain investors sold back 193,327 Series A, 60,330 Series B and 30,450 Series C shares of preferred stock, respectively, at a price per share of $1.76 per share. The difference of $19 between the total initial cost to acquire the shares and the sales price was recorded to accumulated deficit on the Consolidated Balance Sheet. As this transaction occurred with related parties, we determined that this is not an arm’s length transaction and is not indicative of the fair value of the preferred stock. There were no preferred stock repurchases during the year ended December 31, 2022.

17.	BUSINESS SEGMENTS

We operate our business under the following two segments: (i) co-ownership real estate and financing and (ii) property operations. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our chief operating decision maker, which is our CEO, evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

F-36

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments and the sale of whole homes. Whole home sales are included in real estate sales, net in the table below. Co-ownership real estate services include fees earned on resales, Pacaso NOW as well as financing fees.

The following tables presents our revenues and gross profit for co-ownership real estate and financing by various components for the year ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$36,996	$154,874
Gain on real estate investment sales	7,707	36,004
Co-ownership real estate services	9,637	3,744
Total Co-ownership sales	$54,340	$194,622

SEGMENT GROSS PROFIT	$15,305	$43,872

Property Operations

The Company enters into management agreements with all of the Holding SPE’s to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling and subsequent replacement of furnishings.

The following tables presents our revenues and gross profit for property operations by various components for the year ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
PROPERTY OPERATIONS:
Property management	$4,947	$3,142
Other services	260	418
Total Property operations sales	$5,207	$3,560

SEGMENT GROSS PROFIT	$2,165	$1,581

F-37

Segment Reconciliation

The table below reconciles our segments to revenue and loss before taxes:

RECONCILIATION	2023	2022

Total segments revenue	$59,547	$198,181
Other non-segment revenue:
Reimbursable sales	30,516	20,903
Total revenue	90,063	219,084

Total segment gross profit	17,470	45,451
Other non-segment cost of revenue:
Reimbursable cost of sales	30,516	20,903
Amortization of developed technology	2,296	1,652
Operating Expenses:
Sales and marketing	14,394	67,217
General and administrative	15,747	26,408
Technology and development	5,355	9,032
Operations	6,158	6,701
Holding costs	4,135	4,844
Depreciation	148	204
Other:
Interest expense	(9,274)	(13,349)
Interest income	4,334	1,742
Other income (expense)	(376)	396
Loss before income taxes	$(36,079)	$(81,818)

Geographic Information

During the years ending December 31, 2023 and 2022 the Company operated in the United States as well as Mexico, United Kingdom and Spain (United Kingdom and Spain, together known as Europe). During 2022, the Company decided to wind down a significant portion of operations in Spain, which led to the majority of the revenue reflected in Europe during the year ended 2023 due to whole home dispositions. The Company plans to continue expansion into other key international markets in the future. The following table sets forth the breakdown of revenue by geography, determined based on the location of the real estate inventory or real estate investment being sold:

Revenue by Geography	2023	2022
United States	$67,195	$201,976
Europe	16,340	10,010
Mexico	6,528	7,099
Total revenue	$90,063	$219,085

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The following table sets forth the breakdown of total assets based on geography:

Assets by Geography	2023	2022
United States	$143,377	$153,016
Europe	10,192	52,234
Mexico	172	520
Total Assets	$153,741	$205,770

The assets by geography above includes all assets including interests held as equity method investments which represent the Company’s non-controlling equity investment in unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these equity method investments are presented on the Company’s Consolidated Balance Sheets on a net basis.

18.	SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events from January 1, 2024 through August 6, 2024, the date the consolidated financial statements were issued. During March 2024, the Company commenced an additional tender process to raise debt funds via SEC Regulation D offerings. Through July 30, 2024 the Company has raised $7.4 million of cash, which offers participants a 15% yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised will generally be utilized to support SPE financing activities.

Additionally, in connection with the Company’s Regulation D offerings prior to March 2024, extensions were executed related to $4.0 million of debt securities to extend their terms by 12 months after the initial term with new maturities ranging from February 2026 through February 2027 and increase their yield from 10% to 15%.

******

Our financial statements for the six-month periods ended June 30, 2024 and June 30, 2023 are contained in Item 3 of our Form 1-SA filed November 21, 2024, which financial statements and accompanying notes are incorporated herein by reference. The Company will provide to each holder of securities, including any beneficial owner, a copy of the financial statements contained in the Form 1-SA upon written or oral request, at no cost to the requester, and the statements can be found at www.invest.pacaso.com.

F-39